Form 10-K, Exhibit 13
period 1999-12-31
BELO A H CORP
filed 2000-03-15
CIK 356080

                                                                      EXHIBIT 13





                            PORTIONS OF THE COMPANY'S
                       1999 ANNUAL REPORT TO SHAREHOLDERS

MARKET DATA

     The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years.

------------------------------------------------------------------------------------------------------------
                                   HIGH            LOW            CLOSE        DIVIDENDS
------------------------------------------------------------------------------------------------------------
                                        >
   1999    Fourth Quarter         $20 3/4         $17 5/8       $19 1/16          $.07
           Third Quarter          $20 5/8         $18 1/16      $19 1/8           $.07
           Second Quarter         $24 1/2         $17 1/2       $19 11/16         $.06
           First Quarter          $19 15/16       $16 3/8       $18 1/4           $.06
------------------------------------------------------------------------------------------------------------
   1998    Fourth Quarter         $19 15/16       $13 15/16     $19 15/16         $.06
           Third Quarter          $25 5/8         $18 3/8       $20               $.06
           Second Quarter         $27 3/4         $22 1/8       $24 3/8           $.06
           First Quarter          $28 15/32       $26 3/16      $27 1/2           $.06
------------------------------------------------------------------------------------------------------------

     On February 29, 2000, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $12.875. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 10,225 and 615, respectively.

SELECTED FINANCIAL DATA
     The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 1999. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements." Certain prior year results have been reclassified to conform to current year presentation, including the reclassification of prior year data to reflect the results of the Interactive media segment.

-------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts             1999          1998         1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
Broadcasting revenues (a)                      $   598,637   $   593,426   $   522,560   $   333,396   $   322,642
Newspaper publishing revenues (b)                  816,976       784,327       693,777       487,560       409,099
Interactive media revenues                           6,520         3,214           718           ---           ---
Other revenues (c)                                  11,849        10,736        17,149         3,352         3,602
                                               ------------  ------------  ------------  ------------  ------------
Net operating revenues                         $ 1,433,982   $ 1,391,703   $ 1,234,204   $   824,308   $   735,343
                                               ============  ============  ============  ============  ===========

Net earnings (d)                               $   178,306   $    64,902   $    82,972   $    87,505   $    66,576
                                               ============  ============  ============  ============  ===========

Per share amounts:
   Basic earnings per share (d)                $      1.51   $       .53   $       .72   $      1.07   $       .85
   Diluted earnings per share (d)              $      1.50   $       .52   $       .71   $      1.05   $       .84
   Cash dividends paid                         $       .26   $       .24   $       .22   $       .21   $       .16
Segment data:
   Operating cash flow: (e)
      Broadcasting (f)                         $   245,925   $   238,743   $   216,654   $   122,837   $   121,716
      Newspaper publishing (g)                 $   236,167   $   210,351   $   206,440   $   127,945   $    90,915
      Interactive media                        $    (8,365)  $    (2,687)  $    (1,542)  $         -   $         -
      Other                                    $    (4,990)  $    (4,182)  $    (7,672)  $      (865)  $    (3,941)
   Operating cash flow margins:
      Broadcasting (f)                                41.1%         40.2%         41.5%         36.8%         37.7%
      Newspaper publishing (g)                        28.9%         26.8%         29.8%         26.2%         22.2%
      Interactive media                                  -             -             -             -             -
      Other                                              -             -             -             -             -
                                               ------------  ------------  ------------  ------------  ------------

Total assets (a) (b)                           $ 3,976,264   $ 3,539,089    $3,622,954   $ 1,224,072   $ 1,154,022
Long-term debt (h)                             $ 1,849,490   $ 1,634,029    $1,614,045   $   631,857   $   557,400
                                               ------------  ------------  ------------  ------------  ------------

(a) The Company purchased KIRO in February 1995, nine television stations as part of the PJC acquisition in February 1997, KENS in October 1997 and KTVK in November 1999. KMOV was acquired in exchange for KIRO in June 1997 and KVUE was acquired in June 1999 in exchange for KXTV. Belo also sold KASA and KHNL in October 1999.
(b) The Company purchased The Eagle in December 1995, the Messenger-Inquirer in January 1996, The Providence Journal in February 1997, The Gleaner in March 1997, The Press-Enterprise in July 1997, and the Denton Record-Chronicle in June 1999.
(c) "Other" includes revenues associated with the Company's cable news operations (beginning in March 1997), television production subsidiary and a programming distribution partnership. The Company sold its interest in the partnership in February 1996 and the operations of the television production subsidiary were terminated in December 1998. From March 1997 through June 1997, "Other" also included a cable network acquired in connection with the PJC acquisition. The cable network was subsequently disposed of and its operations are excluded effective July 1, 1997.
(d) Net earnings in 1999 include the following after-tax gains for certain non-recurring transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL and 3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.
(e) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, operating cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(f) Broadcast operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives, totaling $6,996.
(g) Newspaper publishing operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at TDMN.
(h) Long-term debt increased in 1997 and 1999 due to net borrowings of $1,100,545 and $298,796, respectively, to finance various acquisitions and in 1998 due to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is an owner and operator of 16 television stations and publisher of seven daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 1999:

----------------------------------------------------------------------------------------------------------------------------
Television Broadcasting
----------------------------------------------------------------------------------------------------------------------------
                                                                 Network
          Market              Market Rank (a)      Station     Affiliation       Status                 Acquired
----------------------------------------------------------------------------------------------------------------------------
Dallas/Fort Worth                    7               WFAA          ABC           Owned               March 1950
Houston                              11              KHOU          CBS           Owned               February 1984
Seattle/Tacoma                       12              KING          NBC           Owned               February 1997
Seattle/Tacoma                       12              KONG          IND           LMA(c)              February 1997(c)
Phoenix                              17              KTVK          IND           Owned               November 1999
Phoenix                              17              KASW           WB           LMA(c)              November 1999(c)
St. Louis                            21              KMOV          CBS           Owned               June 1997
Portland                             23              KGW           NBC           Owned               February 1997
Charlotte                            28              WCNC          NBC           Owned               February 1997
San Antonio                          37              KENS          CBS           Owned               October 1997
New Orleans                          41              WWL           CBS           Owned               June 1994
Hampton/Norfolk                      42              WVEC          ABC           Owned               February 1984
Louisville                           48              WHAS          ABC           Owned               February 1997
Tulsa                                58              KOTV          CBS           Owned               February 1984
Austin                               61              KVUE          ABC           Owned               June 1999
Tucson                               72              KMSB          FOX           Owned               February 1997
Tucson                               72              KTTU          UPN            LMA                February 1997
Spokane                              78              KREM          CBS           Owned               February 1997
Spokane(b)                           78              KSKN         UPN/WB          LMA                February 1997
Boise                               125              KTVB          NBC           Owned               February 1997
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Newspaper Publishing
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Daily           Sunday
                Newspaper                            Location                Acquired       Circulation(e)  Circulation(e)
----------------------------------------------------------------------------------------------------------------------------
The Dallas Morning News ("TDMN")                    Dallas, TX                  (d)            518,548          781,959
The Providence Journal ("PJ")                     Providence, RI           February 1997       166,888          237,629
The Press-Enterprise ("PE")                       Riverside, CA              July 1997         165,043          171,813
Messenger-Inquirer                                Owensboro, KY            January 1996         31,764           34,574
The Eagle                                   Bryan-College Station, TX      December 1995        23,493           28,295
Denton Record-Chronicle                             Denton, TX               June 1999          15,967           18,808
The Gleaner                                       Henderson, KY             March 1997          11,109           13,044
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Other
----------------------------------------------------------------------------------------------------------------------------
             Company                                                      Description
----------------------------------------------------------------------------------------------------------------------------
Northwest Cable News ("NWCN")       Cable news network offering regional news distributed to
                                    approximately 2 million homes in the Pacific Northwest
Texas Cable News ("TXCN")           Cable news network offering regional news in Texas beginning January 1, 1999
----------------------------------------------------------------------------------------------------------------------------

(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 1999 Nielsen estimates.
(b) The primary affiliation is with UPN. The WB network is currently a secondary affiliation.
(c)  Belo acquired KONG-TV and KASW-TV on March 1, 2000 for $16,100 in cash.
(d) The first issue of The Dallas Morning News was published by Belo on October 1, 1885.
(e) Average paid circulation for the six months ended September 30, 1999, according to the Audit Bureau of Circulation's FAS-FAX report except for the Denton Record-Chronicle, for which circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 1999 (unaudited).

     The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the economy, particularly in the Dallas/Fort Worth metropolitan area, where its two largest properties are located. The Company also derives revenues, to a much lesser extent, from the daily sale of newspapers and from compensation paid by networks to its television stations for broadcasting network programming.

     All references to earnings per share represent diluted earnings per share. Current and prior year results have been reclassified for the presentation of the Interactive media segment.

     Statements in "Management's Discussion and Analysis of Financial Position and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures or other financial items, and other statements that are not historical facts, are "forward-looking statements" as that term is defined under applicable Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; the effects of Company acquisitions and dispositions; and general economic conditions, as well as other risks detailed in Belo's filings with the Securities and Exchange Commission ("SEC"), and elsewhere in this Annual Report to Shareholders.


                              RESULTS OF OPERATIONS
                (dollars in thousands, except per share amounts)

1999 COMPARED WITH 1998

     Results for 1999 include the effect of the following acquisitions and dispositions: The exchange of KXTV (ABC) in Sacramento, California for KVUE-TV(ABC) in Austin, Texas, effective June 1, 1999; the purchase of Denton Publishing Company, publisher of the Denton Record-Chronicle on June 30, 1999; the sale of stations KASA-TV (FOX) in Albuquerque, New Mexico and KHNL-TV (NBC) in Honolulu, Hawaii along with rights to operate KFVE-TV, also in Honolulu, under a local marketing agreement ("LMA"), effective October 29, 1999; and the purchase of KTVK-TV (IND) in Phoenix, Arizona along with rights to operate KASW-TV (WB) under an LMA, effective November 1, 1999.

Consolidated Results of Operations

     Belo recorded net earnings of $178,306 or $1.50 per share in 1999 compared with net earnings of $64,902 or 52 cents per share in 1998. Net earnings in 1999 include a gain on the exchange of KXTV for KVUE of $50,312 ($49,060 net of taxes or 41 cents per share), a gain on the sale of KASA and KHNL of $20,448 ($16,348 net of taxes or 14 cents per share) and a $47,006 gain ($28,489 net of taxes or 24 cents per share) on the sale of its investment in Falcon Communications. Net non-recurring charges of $2,398 (2 cents per share) were also recorded in December 1999 for certain programming adjustments and early retirement charges. Net earnings in 1998 included non-recurring charges of $26,157 ($15,937 net of taxes or 13 cents per share), comprised of an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News, separation costs of $14,229 associated with a voluntary early retirement program and other employee reduction initiatives and $450 for severance and asset disposal costs related to the termination of operations of Belo's programming subsidiary. Also in 1998, Belo realized a net gain of two cents per share related to the disposition of its investment in Peapod, Inc. stock. Excluding non-recurring items and transaction gains in 1999 and 1998, comparable earnings per share in 1999 and 1998 were 73 cents and 63 cents, respectively.

     Depreciation and amortization expense in 1999 was $168,961, compared with $159,442 in 1998, excluding the $11,478 press write-down. The increase in 1999 is due primarily to depreciation expense for 1998 capital additions and amortization expense due to the incremental increase in intangibles from current year acquisitions and dispositions.

     Interest expense in 1999 was $110,608, an increase of 2.8 percent over 1998 expense of $107,638. The increase is due to higher debt levels in 1999 as a result of acquisitions and share repurchases in the second half of 1998, slightly offset by the effect of weighted average interest rates that were slightly lower in 1999 compared with 1998.

     The effective tax rate in 1999 was 35.5 percent, compared with 50.3 percent in 1998. The rate in 1998 was effected by lower pre-tax earnings and higher state tax rates while the 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. Excluding the effect of these transactions, the 1999 effective rate would have been 45.1 percent.


Segment Results of Operations

-------------------------------------------------------------------------------------------------------------------
                                                       As Adjusted                            As Reported
                                          ----------------------------------      ---------------------------------
                                                                        %                                     %
Year ended December 31,                      1999         1998       Change         1999          1998      Change
-------------------------------------------------------------------------------------------------------------------

Net Operating Revenues:
     Broadcasting                          $637,293     $627,010        1.6%      $598,637      $593,426       0.9%
     Newspaper publishing                   822,655      795,623        3.4%       816,976       784,327       4.2%
     Interactive media                        7,289        3,823       90.7%         6,520         3,214     102.9%
     Other                                   11,849       10,736       10.4%        11,849        10,736      10.4%
Operating Cash Flow:
     Broadcasting                          $257,111     $250,796        2.5%      $245,925      $238,743       3.0%
     Newspaper publishing(1)                236,543      211,219       12.0%       236,167       210,351      12.3%
     Interactive media                       (8,106)      (2,575)   (214.8)%        (8,365)       (2,687)  (211.3)%
     Other                                   (4,990)      (4,182)    (19.3)%        (4,990)       (4,182)   (19.3)%
-------------------------------------------------------------------------------------------------------------------

(1) Both as reported and as adjusted operating cash flow for newspaper publishing in 1998 exclude the effect of the $11,478 non-cash charge to write down a press at TDMN.

     All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

     To enhance comparability of Belo's segment results of operations for the years ended December 31, 1999 and 1998, certain information above is presented on an "as adjusted" basis and takes into account the 1999 exchange of KXTV for KVUE, the acquisitions of the Denton Record-Chronicle and KTVK and the disposition of KASA and KHNL, as if each transaction had occurred at the beginning of 1998. The discussion that follows compares segment operations on an "as adjusted" basis only.

BROADCAST DIVISION

     Broadcast revenues in 1999 were $637,293, an increase of $10,283 over 1998 broadcast revenues of $627,010. This improvement came despite more than $40,000 of political and Olympic related advertising revenues in 1998, which was an election year in many states, compared with $10,550 in political advertising revenues in 1999. Revenues improved most significantly in the Dallas/Fort Worth, Seattle/Tacoma, Phoenix, Charlotte and Austin markets, primarily in the automotive and .com advertising categories. Revenues declined in Houston, St. Louis, Portland, Hampton/Norfolk, Louisville and Spokane due primarily to political advertising losses compared with 1998. Excluding political revenues in 1999 and 1998, spot advertising revenues increased 6.1 percent in 1999 compared with 1998.

     Broadcast operating cash flow of $257,111 in 1999 was 2.5 percent better than operating cash flow of $250,796 in 1998. The 1999 broadcast operating cash flow margin was 40.3 percent, compared with 40 percent in 1998. Cash expenses in 1999 were up 1.1 percent over 1998 cash expenses. Excluding the effect of a $6,996 charge in 1998 for early retirement and other employee reduction initiatives and a $2,632 charge in 1999 for programming write downs, operating cash flow increased .8 percent, the operating cash flow margin was 40.8 percent and 41.1 percent in 1999 and 1998, respectively, and cash expenses increased 2.3 percent. Excluding the charges, salaries, wages and employee benefits costs in 1999 were flat compared with 1998 and other production, distribution and operating costs increased 3.8 percent primarily due to higher programming costs. Outside services and sales project expenses were also higher in 1999 than 1998, offset somewhat by savings in communications expense.

NEWSPAPER PUBLISHING DIVISION

     Newspaper publishing revenues of $822,655 for 1999 increased 3.4 percent over 1998 revenues of $795,623. Revenues increased at each of Belo's major market newspapers, including 1.8 percent at The Dallas Morning News, 4.9 percent at The Providence Journal and 10 percent at The Press-Enterprise. Advertising revenues comprised 85 percent of total newspaper publishing revenues in 1999, circulation revenues accounted for 12 percent and commercial printing contributed most of the remainder.

     Newspaper volume is measured in column inches. Volume for TDMN was as follows (in thousands):

----------------------------------------------------------------------------------------------
Year ended December 31,                        1999              1998           % Change
----------------------------------------------------------------------------------------------
Full-run ROP inches (1)
     Classified                               1,931             1,989             (2.9)%
     Retail                                   1,351             1,376             (1.8)%
     General                                    340               304             11.8 %
                                             ------            ------           ------
         Total                                3,622             3,669             (1.3)%
                                             ------            ------           --------

(1) Full-run ROP inches refers to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     TDMN classified advertising revenues declined 5.4 percent in 1999 compared with 1998 due to lower volumes in employment advertising, which has been down over the last 18 months due in part to low unemployment levels in the Dallas/Fort Worth metropolitan area. Real estate and automotive classified advertising volumes improved, partially offsetting the declines in the employment category. Retail advertising revenue at TDMN improved 3.3 percent overall, despite the 1.8 percent decline in full-run retail volume, due to higher average rates. Department store linage was flat in 1999 when compared with 1998 linage. General advertising revenues increased 24 percent as both average rates and volumes were higher in 1999 than in 1998. Circulation revenues at TDMN were up 1.6 percent over 1998 due to both slightly higher daily and Sunday circulation volumes, as well as the effect of a home delivery rate increase implemented at the end of 1998.

     Revenues in all major advertising categories at PJ were higher in 1999 compared with 1998, with classified up 5.7 percent, retail up 8.4 percent and general advertising up 7.1 percent. The classified advertising revenue increase was primarily due to higher rates, particularly in the employment and automotive categories. The retail advertising revenue increase was due to both higher average rates and increased linage from the amusements, automotive and department store categories. The increase in general advertising revenues in 1999 compared with 1998 was due to volume gains in the automotive, tobacco and travel categories offset somewhat by lower average rates. Circulation revenues at PJ were flat in 1999 compared with 1998.

     Total revenues at PE were up 10 percent in 1999 compared with 1998, led by substantial increases in classified and general advertising, which increased
11.3 percent and 12 percent, respectively. The increase in classified advertising was due to improved linage in employment, automotive and real estate combined with higher average rates. Higher general advertising revenue was due to increased linage in the automotive and telecommunications categories, offset somewhat by lower average rates. Retail advertising improved 1.5 percent in 1999 compared with 1998 and circulation revenues were higher by 3.4 percent due to increased volume for daily and Sunday deliveries.

     Newspaper operating cash flow for 1999 was $236,543, an increase of 12 percent compared with $211,219 in 1998. Operating cash flow margin was 28.8 percent in 1999 compared with 26.5 percent in 1998. Cash expenses in 1999 were up .3 percent over 1998. Excluding the effect of early retirement charges of $690 and $6,344 in the fourth quarters of 1999 and 1998, respectively, operating cash flow increased 9 percent, the operating cash flow margin improved from 27.3 percent to 28.8 percent and cash expenses increased 1.3 percent. Substantial savings in newsprint, ink and other supplies expense were realized in 1999 as the net average cost per metric ton of newsprint in 1999 was 14 percent lower than in 1998. Communications expense was also lower in 1999 compared with 1998. These savings were offset, however, by higher 1999 compensation and benefits expense, due to incentive bonuses and an increase in the number of employees, and higher outside services and advertising and promotion costs.

INTERACTIVE MEDIA

     Revenues in the interactive media segment, Belo Interactive ("BI"), for 1999 were $7,289 compared with $3,823 in 1998. BI's revenues in 1999 and 1998 were principally derived from advertising revenues on its various Web sites and fees generated from internet service provider subscriptions and data retrieval services. The revenue improvement is due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999. The 1999 and 1998 cash flow deficits of $8,106 and $2,575, respectively, are the result of expenses exceeding revenues at the existing interactive operations and start-up spending at BI. BI is developing interactive businesses and alliances related to the Company's existing newspapers and television stations and creating distinct interactive products.

OTHER

     Other revenues of $11,849 in 1999 were 10.4 percent higher than 1998 revenues of $10,736 due to an increase at Northwest Cable News and the start-up of Texas Cable News, which began broadcasting on January 1, 1999. The operating cash flow deficit in 1999 of $4,990 was primarily due to start-up efforts at TXCN, as NWCN produced near break-even results for the first time since it began operations in 1995.


1998 COMPARED WITH 1997

     Results for 1998 include a full year's operations for each of the following 1997 acquisitions: The Providence Journal Company ("PJC"), acquired February 28, 1997, The Gleaner, acquired March 31, 1997, The Press-Enterprise, acquired July 25, 1997 and KENS, acquired October 15, 1997. Also in 1997, TVFN, a cable network acquired in connection with PJC, was disposed of as a part of the acquisition of KENS. In addition, KIRO was exchanged for KMOV effective June 2, 1997.

Consolidated Results of Operations

     Belo recorded net earnings of $64,902 or 52 cents per share for 1998, compared with $82,972 or 71 cents per share in 1997. Results for 1998 include non-recurring charges of $26,157, comprised of an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News, separation costs of $14,229 associated with a voluntary early retirement program and other employee reduction initiatives and $450 for severance and asset disposal costs related to the termination of operations of Belo's programming subsidiary. These charges resulted in a reduction in earnings per share of 13 cents in 1998. In addition, Belo realized a net gain of two cents per share related to the disposition of its investment in Peapod, Inc. stock, which was acquired in the PJC acquisition. Excluding these non-recurring items, earnings per share for 1998 were 63 cents compared with 71 cents for 1997.

     Depreciation and amortization expense for 1998 was $159,442, excluding the $11,478 write-down of a press at TDMN, compared with 1997 depreciation and amortization of $134,993. The increase in 1998 is due to a full year's effect of the 1997 acquisitions.

     Interest expense in 1998 was $107,638, compared with $90,778 in 1997. Average debt levels in 1998 were up 14.3 percent from 1997 average debt levels, due to a full year's effect of the debt incurred to finance 1997 acquisitions and 1998 share repurchases of $129,786. The 1998 weighted average interest rate on total debt was 6.7 percent, compared with 6.6 percent in 1997. This increase was due to the conversion of $1 billion of revolving debt to fixed-rate debt during the second and third quarters of 1997.

     The effective tax rate in 1998 was 50.3 percent compared with 46.2 percent in 1997. The increase for 1998 was due primarily to lower pre-tax earnings and a full year's effect of non-deductible goodwill amortization expense.


Segment Results of Operations

     To enhance comparability of Belo's segment results of operations for the years ended December 31, 1998 and 1997, certain information below is presented on an "as adjusted" basis and takes into account the acquisitions of

PJC, The Gleaner, The Press-Enterprise and KENS and reflects the KIRO/KMOV exchange as though each had occurred at the beginning of 1997. The "as adjusted" amounts exclude TVFN, which was acquired from PJC but subsequently disposed of in connection with the KENS acquisition. Adjusted results for 1998 and 1997 exclude consideration of all 1999 acquisitions and dispositions; accordingly, the 1998 "As Adjusted" results in the table below differ from those reflected in the 1999 versus 1998 table shown previously.

--------------------------------------------------------------------------------------------------------
                                               As Adjusted                         As Reported
                                    ---------------------------------    -------------------------------
                                                                %                                    %
Year ended December 31,               1998          1997     Change         1998         1997     Change
--------------------------------------------------------------------------------------------------------
Net Operating Revenues:
     Broadcasting                   $593,426      $566,211     4.8%       $593,426     $522,560    13.6%
     Newspaper publishing            784,327       769,995     1.9%        784,327      693,777    13.1%
     Interactive media                 3,214           718   347.6%          3,214          718   347.6%
     Other                            10,736         9,185    16.9%         10,736       17,149   (37.4)%
Operating Cash Flow:
     Broadcasting                   $238,743      $235,375     1.4%       $238,743     $216,654    10.2%
     Newspaper publishing (1)        210,351       219,470    (4.2)%       210,351      206,440     1.9%
     Interactive media                (2,687)       (1,542)  (74.3)%        (2,687)      (1,542)  (74.3)%
     Other                            (4,182)       (2,496)  (67.5)%        (4,182)      (7,672)   45.5%
                                    --------      --------   ------       --------     --------   ------

(1) Both as reported and as adjusted operating cash flow for newspaper publishing in 1998 exclude the effect of the $11,478 non-cash charge to write down a press at TDMN.

The discussion that follows compares segment operations on an "as adjusted" basis only.

BROADCAST DIVISION

     Broadcast revenues in 1998 were $593,426, an increase of 4.8 percent over 1997 revenues of $566,211. Double-digit revenue increases were realized by several Belo television stations, including three stations in the top 25 markets (Sacramento, St. Louis and Portland). The majority of these revenue increases were attributable to political advertising revenues. Congressional and gubernatorial races in several states contributed to political advertising revenues of more than $36,000 in 1998, compared with 1997 political advertising revenues of just over $7,000. Local advertising revenues in 1998 increased by
1.8 percent over the prior year due to early gains in automotive advertising and broadcast of the Winter Olympics on Belo's six CBS stations. These gains were offset by lower national advertising revenues, which were down 3.8 percent compared with 1997. The decline was attributable to generally weak demand from national automobile advertisers during the General Motors strike.

     During 1998, Belo's Television Group included four ABC affiliates, five NBC affiliates and six CBS affiliates, with the top three stations by market rank each affiliated with a different network (ABC in Dallas/Fort Worth, CBS in Houston and NBC in Seattle/Tacoma). This balance contributes to more stable revenues despite variations in network ratings performance, caused by factors such as prime time programming preferences and special events like the Olympics and the Super Bowl. Revenue increases by affiliate group in 1998 compared with 1997 were as follows: ABC, 4.6 percent; NBC, 4.2 percent; and CBS, 4.7 percent.

     Broadcast operating cash flow increased 1.4 percent to $238,743 during 1998 compared with 1997 broadcast operating cash flow of $235,375. Broadcast operating cash flow margin of 40.2 percent was down from the 1997 margin of 41.6 percent. Excluding the effect of the fourth quarter 1998 charge for the voluntary early retirement program and other employee reduction initiatives totaling $6,996, operating cash flow was $245,739 and operating cash flow margin was 41.4 percent. Total cash expenses increased 7.2 percent in 1998, including the fourth quarter non-recurring charge. Excluding this charge, total cash expenses were up 5.1 percent, led by an increase in employee costs of 6 percent due to an increased number of employees (primarily in sales), normal merit adjustments, overtime and higher benefit costs. Programming expenses were higher in 1998 by nearly 10 percent as programming content was improved at some of Belo's recently acquired stations. Other expenses were relatively flat when compared with 1997 as higher costs related to Olympic coverage were substantially offset by lower expenditures for advertising and promotion.

NEWSPAPER PUBLISHING DIVISION

     Newspaper publishing revenues of $784,327 increased 1.9 percent in 1998 compared with 1997 revenues of $769,995. Revenues increased at all of Belo's newspapers, including .4 percent at The Dallas Morning News, 4.2 percent at The Providence Journal and 6.4 percent at The Press-Enterprise. Advertising revenues comprised 85 percent of total 1998 newspaper publishing revenues, circulation revenues accounted for 12 percent, and commercial printing contributed most of the remainder.

     Newspaper volume is measured in column inches. Volume for TDMN was as follows (in thousands):

Year ended December 31,           1998        1997     % Change
----------------------------------------------------------------
Full-run ROP inches (1)
         Classified              1,989       2,053      (3.1)%
         Retail                  1,376       1,485      (7.3)%
         General                   304         327      (7.0)%
                                 ------     ------
              Total              3,669       3,865      (5.1)%


(1) Full-run ROP inches refers to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     While full-run ROP advertising linage decreased in all three major categories at TDMN in 1998 versus 1997, the newspaper instituted rate increases in all categories effective January 1, 1998. These rate increases ranged from 5 percent to 12.75 percent. The decline in classified advertising volume was primarily in the classified employment category. In 1997, TDMN had a year of record performance and classified employment linage reached a five-year high. However, low unemployment levels in North Texas contributed to an 11.1 percent decline in employment classified advertising volume during 1998. Despite the decline in employment classified volume, higher average rates and increased linage in the automotive and real estate categories contributed to an overall year-to-year increase in total classified advertising revenues. Retail volumes declined 7.3 percent while average rates increased 3.9 percent, resulting in a
3.8 percent decrease in retail revenue in 1998 versus 1997. The decrease in retail advertising was primarily due to a decline in department store linage. General advertising revenues were down 8.2 percent due to a volume decline of 7 percent and lower average rates. Circulation revenues were lower by 5 percent due to declines in both daily and Sunday volumes of 1 percent and 1.5 percent, respectively, and higher contractor rates.

     Revenues for PJ were higher in 1998 versus 1997 due to gains in both retail and classified advertising. Higher rates contributed the majority of the increase in retail advertising revenue, with average rates during 1998 up 6.1 percent over the prior year. The 1998 classified advertising gain over the previous year was largely due to higher rates as volume gains in classified employment were offset by lower linage in automotive, rentals and merchandise classified advertising. General advertising volumes were down at PJ, primarily due to a decline in airline advertising. Circulation revenues were down .9 percent due to declines in daily and Sunday volume of 1.5 percent and 1.4 percent, respectively.

     Advertising revenue at PE increased 7.5 percent in 1998 compared with 1997, due primarily to increases in classified advertising, which improved 15.8 percent. Classified volumes were up 3.5 percent, most significantly in employment advertising, and average rates were better by 3.9 percent. Advertising revenue improvement was also the result of the expansion of PE's total market coverage program and an increase in preprints. Circulation revenues for PE in 1998 were unchanged relative to 1997 as increased volume in daily circulation was offset by decreased Sunday circulation.

     Newspaper publishing operating cash flow for 1998 was $210,351, a decrease of 4.2 percent when compared with $219,470 in 1997. Operating cash flow margin was 26.8 percent in 1998 compared to 28.5 percent in 1997. Excluding the effect of a $6,344 non-recurring charge for early retirement costs in the fourth quarter, newspaper publishing operating cash flow for 1998 was $216,695 and the margin was 27.6 percent. Total cash expenses for the publishing segment were up $23,451 or 4.3 percent in 1998 compared with 1997, including the fourth quarter charge. Excluding the charge, cash expenses increased 3.1 percent. The largest contributing factor to the increase was newsprint, ink and other supplies expense, which was up 5.8 percent over 1997 as a result of higher newsprint prices. Employee costs for the publishing segment during 1998, excluding the early retirement charge, increased 2.6 percent over the prior year. Other production, distribution and operating costs were 3.4 percent higher in 1998, due to higher distribution costs and advertising and promotion efforts.

INTERACTIVE MEDIA

     Interactive media revenues improved from 1997 to 1998 due to the addition of more interactive media products and services in 1998. Operating cash losses increased from 1997 to 1998 as start-up efforts resulted in incrementally more cash expenses than revenues.

OTHER

     Other revenues in 1998 and 1997 included Belo's regional cable news operation and a programming subsidiary. The improvement in 1998 was due to increased revenues at Northwest Cable News, offset somewhat by slightly lower revenues at the programming subsidiary. Other operating cash flow declined due to start-up costs associated with Texas Cable News, a regional cable news operation that was launched on January 1, 1999. Other operating cash flow in 1998 also included a $450 non-recurring charge for severance and asset disposition costs related to the termination of operations of the programming subsidiary.


                         LIQUIDITY AND CAPITAL RESOURCES
                (dollars in thousands, except per share amounts)

     Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On an as reported basis, 1999 net cash provided by operations was $220,814, compared with $234,872 in 1998. The timing of accounts receivable collections and payment of taxes in 1999 contributed to the decrease in cash provided by operations. Net cash provided by operations was sufficient to fund capital expenditures, share repurchases and common stock dividends. Total debt increased $218,918 from December 31, 1998 due mainly to net borrowings of $298,796 to complete acquisitions, partially offset by reductions in debt from cash provided by operations.

     At December 31, 1999, Belo had $1 billion in fixed-rate debt securities as follows: $250,000 of 6-7/8% Senior Notes due 2002; $300,000 of 7-1/8% Senior
Notes due 2007; $200,000 of 7-3/4% Senior Debentures due 2027; and $250,000 of 7-1/4% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.3 percent. Belo also has $500,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issues of debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management.

     At December 31, 1999, Belo had a $1 billion variable-rate revolving credit agreement with a syndicate of 24 banks under which borrowings were $830,000. Borrowings under the agreement mature upon expiration of the agreement on August 29, 2002, with one year extensions possible through August 29, 2004, at the request of Belo and with the consent of the participating banks. Belo also had $12,900 of short-term unsecured notes outstanding at December 31, 1999. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements. Available borrowings under Belo's revolving credit agreement at December 31, 1999 was $170,000. Belo is required to maintain certain financial ratios as of the end of each quarter, as defined in its revolving credit agreement. For the four quarters ended December 31, 1999, Belo's ratio of funded debt to pro forma operating cash flow, which is not to exceed 5.0, was 4.1. Belo's interest coverage ratio for the four quarters ended December 31, 1999 was 4.1 times, compared with a minimum coverage requirement of 2.5 times.

     In June 1999, Belo acquired KVUE-TV (ABC) in Austin, Texas in an exchange for KXTV (ABC) in Sacramento, California and $55,000 in cash. On October 29, 1999, Belo sold television stations KASA-TV (FOX) in Albuquerque, New Mexico and KHNL-TV (NBC) in Honolulu, Hawaii for approximately $88,000. On November 1, 1999, Belo acquired KTVK-TV (IND) in Phoenix, Arizona, along with rights to operate KASW-TV (WB), also in Phoenix, under a local marketing agreement for $315,000 in cash. On November 15, 1999, Belo sold its investment in Falcon Communications, a cable system operator, for estimated proceeds of approximately $69,000. Estimated taxes due on this transaction of approximately $36,500 will be paid in the first quarter of 2000.

     During 1999, Belo purchased 1,187,300 treasury shares for an aggregate cost of $21,793. These purchases were funded primarily through cash from operations. All treasury shares purchased during 1999 have been retired. Remaining authorization for the repurchase of shares as of December 31, 1999 was 2,759,044 shares.

     During 1999, Belo paid dividends of $30,772 or 26 cents per share on Series A and Series B Common Stock outstanding, compared with $29,694 or 24 cents per share during 1998.

     Total capital expenditures for 1999 were $92,386. Belo's television stations spent $40,859, primarily on new broadcast equipment, including $16,852 for equipment to be used in the transmission of digital television ("DTV"). Newspaper publishing capital expenditures of $40,036 included a $15,220 installment payment for a new press at TDMN, and amounts for certain equipment and system replacements. Capital spending in 2000 is expected to be approximately $115,000 and includes $18,500 for additional DTV expenditures and $21,000 to complete the installation of the new press at TDMN. The $115,000 also includes approximately $14,000 for system initiatives and other equipment at Belo Interactive. As of December 31, 1999, required future payments for capital projects in 2000 were $29,025. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

     During 1999, Belo Interactive made investments in certain companies that provide solutions for strategy implementation. Investments in these companies of approximately $20,000 were funded during 1999 and $8,000 was funded in February 2000. Belo expects to make additional strategic Internet investments during 2000. In addition, as BI continues in the start-up phase, its estimated 2000 operating cash flow deficit is expected to be approximately $15,000.

     During 1999, Belo acquired a 12.38 percent interest in the limited partnership that owns the Dallas Mavericks basketball team, along with a 6.19 percent non-voting interest in the entity that owns the arena that will become home to the Mavericks and the Dallas Stars hockey team. The total investment made in these interests in 1999 was approximately $24,500.

     The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.


                                  OTHER MATTERS

     On March 1, 2000, Belo acquired KONG-TV in Seattle/Tacoma, Washington and KASW-TV in Phoenix, Arizona for $16,100 in cash. Both stations were previously operated by Belo under local marketing agreements.


                                    YEAR 2000

     In 1997, Belo began a program involving an enterprise-wide evaluation to assess the ability of its information technology ("IT") and non-IT systems to function properly and execute transactions relating to the year 2000. Belo completed its Year 2000 program on a timely basis and experienced no significant disruption to its operations as a result of internal or external system failures.

MARKET RISKS

     The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 4 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 1999 and 1998, the fair value of Belo's fixed-rate debt was estimated to be $948,435 and $1,035,965, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 1999 and 1998 was $1,000,000.

     Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to Belo's fixed-rate debt outstanding at December 31, 1999 and 1998, a 10 percent decline in interest rates would have resulted in no material effect on Belo's consolidated financial position, results of operations or cash flows. With respect to the floating-rate debt at December 31, 1999 and 1998, a 10 percent increase in interest rates would result in annual changes in Belo's pre-tax earnings and cash flows of $5,530 and $3,492, respectively.

     In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. The average price of newsprint is expected to be higher in 2000 than in 1999, although future prices for newsprint cannot be predicted with certainty. Belo believes the newsprint environment for 2000, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

     Belo has investments in other businesses, including those related to its Interactive media segment. The risk of market changes in the fair value of these investments is mitigated primarily by the diversity of such investments. A 10 percent change in market price of these investments would result in a change in fair value of approximately $4,200.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Belo

We have audited the accompanying consolidated balance sheets of Belo and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                                           /s/ ERNST & YOUNG LLP


Dallas, Texas
January 31, 2000

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Years ended December 31,
------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                                     1999           1998            1997
------------------------------------------------------------------------------------------------------------------

NET OPERATING REVENUES (Note 3)
     Broadcasting                                                     $    598,637   $     593,426     $   522,560
     Newspaper publishing                                                  816,976         784,327         693,777
     Interactive media                                                       6,520           3,214             718
     Other                                                                  11,849          10,736          17,149
                                                                      ------------   -------------     -----------
         Total net operating revenues                                    1,433,982       1,391,703       1,234,204
                                                                      ------------   -------------     -----------

OPERATING COSTS AND EXPENSES
     Salaries, wages and employee benefits (Notes 6 and 7)                 482,256         455,526         391,726
     Other production, distribution and operating costs (Note 8)           356,717         343,582         314,542
     Newsprint, ink and other supplies                                     161,553         173,911         152,141
     Depreciation                                                           91,819          84,578          73,089
     Amortization (Note 3)                                                  77,142          74,864          61,904
     Non-recurring charges (Note 2)                                            ---          26,157             ---
                                                                      ------------   -------------     -----------

         Total operating costs and expenses                              1,169,487       1,158,618         993,402
                                                                      ------------   -------------     -----------

              Earnings from operations                                     264,495         233,085         240,802
                                                                      ------------   -------------     -----------


OTHER INCOME AND EXPENSE
     Interest expense (Note 4)                                            (110,608)       (107,638)        (90,778)
     Gains on the sale of subsidiaries and investments (Notes 3 and 10)    117,766              --              --
     Other, net (Note 10)                                                    4,800           5,013           4,098

                                                                      ------------   -------------     -----------
         Total other income and expense                                     11,958        (102,625)        (86,680)
                                                                      ------------   -------------     -----------

EARNINGS
     Earnings before income taxes                                          276,453         130,460         154,122
     Income taxes (Note 5)                                                  98,147          65,558          71,150
                                                                      ------------   -------------     -----------

         Net earnings (Note 12)                                       $    178,306   $      64,902   $      82,972
                                                                      ============   =============   =============


Net earnings per share (Note 11):
     Basic                                                            $      1.51    $         .53   $        .72
     Diluted                                                          $      1.50    $         .52   $        .71

Weighted average shares outstanding (Note 11):
     Basic                                                                 118,322         123,508         115,692
     Diluted                                                               119,177         124,836         117,122

Dividends per share                                                   $        .26    $        .24   $         .22
                                                                      ------------   -------------     -----------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------
ASSETS                                                                              December 31,

In thousands                                                                    1999            1998
--------------------------------------------------------------------------------------------------------

Current assets:
   Cash and temporary cash investments                                      $    45,593      $    19,451
   Accounts receivable (net of allowance of $6,881
      and $7,823 at December 31, 1999 and 1998, respectively)                   245,949          211,428
   Inventories                                                                   23,539           20,308
   Deferred income taxes (Note 5)                                                13,288           11,742
   Other current assets                                                          23,589           12,852
                                                                            -----------       ----------
     Total current assets                                                       351,958          275,781
                                                                            -----------       ----------

Property, plant and equipment, at cost:
   Land                                                                          78,090           72,904
   Buildings and improvements                                                   280,244          266,426
   Broadcast equipment                                                          303,447          263,553
   Newspaper publishing equipment (Note 2)                                      255,182          246,467
   Other                                                                        176,985          144,236
   Advance payments on plant and equipment
      expenditures (Note 8)                                                      53,044           61,921
                                                                            -----------       ----------

Total property, plant and equipment                                           1,146,992        1,055,507
   Less accumulated depreciation                                                491,990          428,754
                                                                            -----------       ----------

Property, plant and equipment, net                                              655,002          626,753

Intangible assets, net (Note 3)                                               2,853,192        2,543,143
Other assets  (Note 6)                                                          116,112           93,412
                                                                            -----------       ----------
     Total assets                                                           $ 3,976,264      $ 3,539,089
                                                                            -----------       ----------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                          December 31,
------------------------------------------------------------------------------------------------------------------

In thousands, except share and per share amounts                                          1999             1998
------------------------------------------------------------------------------------------------------------------

Current liabilities:
   Accounts payable                                                                   $    69,891      $    56,044
   Accrued compensation and benefits                                                       58,929           58,861
   Other accrued expenses                                                                  50,395           32,485
   Income taxes payable (Note 5)                                                           45,038               --
   Advance subscription payments                                                           20,202           21,538
   Accrued interest payable                                                                15,383           11,820
                                                                                      -----------      -----------
     Total current liabilities                                                            259,838          180,748

Long-term debt (Note 4)                                                                 1,849,490        1,634,029
Deferred income taxes (Note 5)                                                            422,465          439,240
Other liabilities                                                                          54,634           36,972

Commitments and contingent liabilities (Note 8)

Shareholders' equity (Note 9):
   Preferred stock, $1.00 par value.  Authorized 5,000,000 shares; none issued.
   Common stock, $1.67 par value.  Authorized 450,000,000 shares
         Series A:  Issued 99,515,495 and 100,028,891 shares
           at December 31, 1999 and 1998, respectively;                                   166,191          167,048
         Series B:  Issued 19,142,616 and 18,896,263 shares
           at December 31, 1999 and 1998, respectively.                                    31,968           31,557
   Additional paid-in capital                                                             885,522          879,856
   Retained earnings                                                                      306,156          169,639
                                                                                      -----------      -----------

     Total shareholders' equity                                                         1,389,837        1,248,100
                                                                                      -----------      -----------

       Total liabilities and shareholders' equity                                     $ 3,976,264       $3,539,089
                                                                                      -----------      -----------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


-----------------------------------------------------------------------------------------------------------------
Dollars in thousands
-----------------------------------------------------------------------------------------------------------------
                                                               COMMON STOCK
                                                                                           Additional
                                                 Shares           Shares                    Paid-in     Retained
                                                Series A         Series B      Amount       Capital     Earnings
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1996                   35,404,850       9,177,133    $ 74,452    $ 302,737     $ 301,316
   Exercise of stock options                       416,446         110,239         880       11,046
   Stock issued in acquisition
        of PJC                                  25,394,564                      42,409      827,990
   Restricted shares                                                                            672
   Tax benefit from long-
        term incentive plan                                                                   4,560
   Employer's matching
        contribution to Savings
        and Investment Plan                                        100,055         167        4,005
   Unrealized holding gains
        on available-for-sale
        securities, net of tax
   Reclassification of unrealized gains
        subsequently recognized in net
        earnings
   Retirement of treasury stock                 (8,321,700)                    (13,897)    (135,665)     (156,584)
   Net earnings                                                                                            82,972
   Cash dividends                                                                                         (24,428)
   Conversion of Series B
         to Series A                               104,426        (104,426)
                                               -----------      ----------   ---------   ----------     ---------
BALANCE AT DECEMBER 31, 1997                    52,998,586       9,283,001   $ 104,011   $1,015,345     $ 203,276
   Exercise of stock options                       298,185         169,557         781        8,173
   Change in valuation of
        incentive plans                                                                         392
   Restricted shares                               (18,540)                        (31)        (528)
   Tax benefit from long-
        term incentive plan                                                                   3,900
   Employer's matching
        contribution to Savings
        and Investment Plan                                        267,824         447        6,912
   Reclassification of unrealized gains
        subsequently recognized in net
        earnings
   Purchases and subsequent
        retirement of treasury stock            (6,727,400)                    (11,235)     (49,706)      (68,845)
   Two-for-one stock split                      53,306,307       9,347,634     104,632     (104,632)
   Net earnings                                                                                            64,902
   Cash dividends                                                                                         (29,694)
   Conversion of Series B
         to Series A                               171,753        (171,753)
                                               -----------      ----------   ---------   ----------     ---------
BALANCE AT DECEMBER 31, 1998                   100,028,891      18,896,263   $ 198,605   $  879,856     $ 169,639
   Exercise of stock options                       391,430         121,800         857        5,620
   Change in valuation of
        incentive plans                                                                         166
   Tax benefit from long-
        term incentive plan                                                                   1,466
   Employer's matching
        contribution to Savings
        and Investment Plan                                        407,027         680        7,207
   Purchases and subsequent
        retirement of treasury stock            (1,187,300)                     (1,983)      (8,793)      (11,017)
   Net earnings                                                                                           178,306
   Cash dividends                                                                                         (30,772)
   Conversion of Series B
         to Series A                               282,474        (282,474)
                                               -----------      ----------   ---------   ----------     ---------
BALANCE AT DECEMBER 31, 1999                    99,515,495      19,142,616   $ 198,159   $  885,522     $ 306,156


-----------------------------------------------------------------------------------------------------------
Dollars in thousands                                               Three years ended December 31, 1999
-----------------------------------------------------------------------------------------------------------
                                                               TREASURY STOCK
                                            Accumulated                              Deferred
                                               Other                               Compensation-
                                            Comprehensive    Shares                 Restricted
                                              Income        Series A     Amount       Shares         Total
-----------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1996                $    --      (8,321,700) $(306,146)     $(1,876)    $  370,483
   Exercise of stock options                                                                         11,926
   Stock issued in acquisition
        of PJC                                                                                      870,399
   Restricted shares                                                                   1,104          1,776
   Tax benefit from long-
        term incentive plan                                                                           4,560
   Employer's matching
        contribution to Savings
        and Investment Plan                                                                           4,172
   Unrealized holding gains
        on available-for-sale
        securities, net of tax                 6,505                                                  6,505
   Reclassification of unrealized gains
        subsequently recognized in net
         earnings                             (2,361)                                                (2,361)
   Retirement of treasury stock                            8,321,700    306,146                          --
   Net earnings                                                                                      82,972
   Cash dividends                                                                                   (24,428)
   Conversion of Series B
         to Series A                                                                                     --
                                             -------      ----------  ---------      -------     ----------
BALANCE AT DECEMBER 31, 1997                 $ 4,144              --  $      --      $  (772)    $1,326,004
   Exercise of stock options                                                                          8,954
   Change in valuation of
        incentive plans                                                                                 392
   Restricted shares                                                                     772            213
   Tax benefit from long-
        term incentive plan                                                                           3,900
   Employer's matching
        contribution to Savings
        and Investment Plan                                                                           7,359
   Reclassification of unrealized gains
        subsequently recognized in net
        earnings                              (4,144)                                                (4,144)
   Purchases and subsequent
        retirement of treasury stock                                                               (129,786)
   Two-for-one stock split                                                                               --
   Net earnings                                                                                      64,902
   Cash dividends                                                                                   (29,694)
   Conversion of Series B
         to Series A                                                                          -          --
                                             -------      ----------  ---------      -------     ----------
BALANCE AT DECEMBER 31, 1998                 $    --              --  $      --      $    --     $1,248,100
   Exercise of stock options                                                                          6,477
   Change in valuation of
        incentive plans                                                                                 166
   Tax benefit from long-
        term incentive plan                                                                           1,466
   Employer's matching
        contribution to Savings
        and Investment Plan                                                                           7,887
   Purchases and subsequent
        retirement of treasury stock                                                                (21,793)
   Net earnings                                                                                     178,306
   Cash dividends                                                                                   (30,772)
   Conversion of Series B
         to Series A                                                                                     --
                                             -------      ----------  --------       -------     ----------
                                             $    --              --  $     --       $    --     $1,389,837


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


CASH PROVIDED (USED)                                                             Years ended December 31,
-------------------------------------------------------------------------------------------------------------------

In thousands                                                             1999               1998            1997
-------------------------------------------------------------------------------------------------------------------

OPERATIONS
     Net earnings                                                     $  178,306       $   64,902       $    82,972
     Adjustments to reconcile net earnings to net cash
       provided by operations:
          Net gain on sale of subsidiaries and investments               (93,897)               -                 -
          Depreciation and amortization                                  168,961          159,442           134,993
          Deferred income taxes                                          (10,817)           1,705            (4,198)
          Non-cash portion of non-recurring charges                            -           11,764                 -
          Other non-cash expenses                                         16,107           12,303             7,950
          Other, net                                                     (10,099)          (2,037)              493
          Net change in current assets and liabilities:
             Accounts receivable                                         (30,928)           9,560           (21,244)
             Inventories and other current assets                         (8,191)             575            (3,859)
             Accounts payable                                             10,203            9,026             8,808
             Accrued compensation and benefits                               (93)         (10,782)            9,931
             Other accrued liabilities                                    (3,673)          (4,080)           12,735
             Income taxes payable                                          4,935          (17,506)           27,837

                                                                      ----------       ----------       -----------
          Net cash provided by operations                                220,814          234,872           256,418
                                                                      ----------       ----------       -----------

INVESTMENTS
     Capital expenditures                                                (92,386)        (102,927)          (83,317)
     Acquisitions                                                       (386,528)               -          (946,259)
     Net proceeds from sale of subsidiaries and investments              155,266            7,995             3,045
     Investments in interactive media                                    (20,006)               -                 -
     Other investments                                                   (24,456)               -                 -
     Other, net                                                            2,282           (4,999)            1,124

                                                                      ----------       ----------       -----------
          Net cash used for investments                                 (365,828)         (99,931)       (1,025,407)
                                                                      ----------       ----------       -----------

FINANCING
     Net borrowings for acquisitions                                     298,796                -         1,100,545
     Net proceeds from (payments on) revolving debt                      (81,552)          23,184        (1,111,025)
     Payments of dividends on stock                                      (30,772)         (29,694)          (24,428)
     Net proceeds from exercise of stock options                           6,477            8,954            11,926
     Purchase of treasury stock                                          (21,793)        (129,786)                -
     Refinancing of Providence Journal debt                                    -                -          (200,000)
     Net proceeds from fixed-rate debt offerings                               -                -           989,994

                                                                      ----------       ----------       -----------
          Net cash provided by (used for) financing                      171,156         (127,342)          767,012
                                                                      ----------       ----------       -----------

             Net increase (decrease) in cash and
                temporary cash investments                                26,142            7,599            (1,977)
                                                                      ----------       ----------       -----------

Cash and temporary cash investments at beginning of year                  19,451           11,852            13,829

Cash and temporary cash investments at end of year                    $   45,593       $   19,451       $    11,852
                                                                      ----------       ----------       -----------
SUPPLEMENTAL DISCLOSURES (Note 13)
-------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

A) Principles of Consolidation The consolidated financial statements include the accounts of A. H. Belo Corporation (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions.

          All dollar amounts are in thousands, except per share amounts, unless otherwise indicated. Certain amounts for prior years have been reclassified to conform to the current year presentation, including the reclassification of prior year data to reflect separate segment operations of the Interactive media segment and a change in presentation of revenue and expense with respect to certain programming transactions.

B) Cash and Temporary Cash Investments Belo considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C) Accounts Receivable Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $7,131, $6,497 and $9,273 in 1999, 1998 and 1997, respectively. Accounts written off during 1999, 1998 and 1997 were $8,073, $6,988 and $9,988, respectively.

D) Inventories Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value.

E) Property, Plant and Equipment Depreciation of property, plant and equipment is provided principally on a straight-line basis over the estimated useful lives of the assets as follows:

                                                      ---------------
                                                         ESTIMATED
                                                      USEFUL LIVES
                                                      ---------------
     Buildings and improvements                         5-30 years
     Broadcast equipment                                5-15 years
     Newspaper publishing equipment                     5-20 years
     Other                                              3-10 years
                                                        -------------

F) Intangible Assets, Net Intangible assets consists of excess cost over values assigned to tangible assets of purchased subsidiaries and is amortized primarily on a straight-line basis over 40 years. Accumulated amortization of intangible assets was $339,744 and $292,931 at December 31, 1999 and 1998, respectively. The carrying values of all intangible assets are periodically reviewed to determine whether impairment exists, and adjustments to net realizable value are made as needed. No such adjustments were required in any of the periods presented.

G) Stock Options Stock options granted to employees and outside directors are accounted for using the intrinsic value of the options granted. Because it is Belo's policy to grant stock options at the market price on the date of the grant, the intrinsic value is zero, and therefore no compensation expense is recorded.

H) Revenue Recognition Belo's primary sources of revenue are the sale of air time on its television stations, advertising space in published issues of its newspapers, and the sale of newspapers to distributors and individual subscribers. Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions.

I)        Advertising Expense The cost of advertising is expensed as incurred.
          Belo incurred $28,034, $25,858 and $25,557 in advertising and promotion costs during 1999, 1998 and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


J) Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 2:   NON-RECURRING CHARGES
--------------------------------------------------------------------------------

     Earnings from operations for 1998 include non-recurring charges of $26,157 comprised primarily of an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News ("TDMN") and separation costs of $14,229 associated with 189 employees who accepted a voluntary early retirement offer and 31 employees who were terminated under other employee reduction initiatives. The workforce reduction initiatives were the result of the Company's ongoing review of its operations and organizational structure.
     The press write-down followed a decision by TDMN to replace one of its less productive presses with a new $36,000 WIFAG press that offers improved production capacity and greater flexibility. The write-down of the press resulted in a remaining estimated salvage value of $2,000, which was included in Other current assets in the Company's Balance Sheet as of December 31, 1998. The salvage value was based upon a third-party estimate of current market rates for used press equipment. The press write-down resulted in lower annual depreciation expense of approximately $900.
     The $14,229 charge for certain employee-related costs includes $12,449 of cash payments made as of December 31, 1998, $946 made in January 1999 and the remaining $834 to be paid in monthly installments through December 31, 2001, under contractual arrangements.

NOTE 3:  ACQUISITIONS AND DISPOSITIONS
--------------------------------------------------------------------------------

    On June 1, 1999, Belo acquired ABC-affiliated KVUE-TV in Austin, Texas, in exchange for ABC-affiliated KXTV in Sacramento, California, and $55,000 in cash consideration. The transaction was accounted for as a purchase and recorded based on the fair value of the assets exchanged, resulting in a gain on the transaction of $50,312 ($49,060 net of taxes). The preliminary purchase price allocation resulted in a net increase in intangible assets of $108,110. The excess cost over values assigned to tangible assets of KVUE is being amortized on a straight-line basis over 40 years.
    On October 29, 1999, Belo completed the sale of KASA-TV in Albuquerque, New Mexico, and KHNL-TV in Honolulu, Hawaii, along with its rights to operate KFVE-TV in Honolulu under a local marketing agreement, for $88,000. A gain of $20,448 ($16,348 net of taxes) was recognized on the transaction.
    On November 1, 1999, Belo completed the acquisition of independent television station KTVK-TV in Phoenix, Arizona, along with the rights to operate WB-affiliated KASW-TV in Phoenix through a local marketing agreement and an option to purchase KASW-TV. The acquisition also included a 50 percent interest in a cable news joint venture. The acquisition price was $315,000 in cash and was partially funded with $88,000 in proceeds from the sale of KASA and KHNL, with the remaining funding provided by borrowings under Belo's revolving credit facility. The transaction was accounted for as a purchase and recorded based on the fair value of the assets acquired. The preliminary purchase price allocation resulted in an increase in intangible assets of $317,306, which is being amortized on a straight-line basis over 40 years.
    Results of 1999 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.
    On February 28, 1997, Belo completed the acquisition of The Providence Journal Company ("PJC") by issuing 25,394,564 shares of Series A Common Stock (on a pre-split basis) and paying $587,096 to former shareholders of PJC. Belo also incurred approximately $100,000 in employee and transaction costs and refinanced $200,000 of PJC debt. The acquisition was accounted for as a purchase. The Company's consolidated financial results for the year ended December 31, 1997 include the operations of PJC since March 1, 1997 and exclude the results of the Company's interest in America's Health Network ("AHN"), a cable network acquired as part of the PJC transaction, but subsequently disposed of effective July 31, 1997. The results of the Television Food Network ("TVFN"), also acquired as part of the PJC transaction, are excluded effective July 1, 1997, as a result of the Company's decision in June 1997 to divest its interest in TVFN.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     As a result of the PJC acquisition, the Company initially owned two television stations in the Seattle/Tacoma, Washington market (KIRO and KING). To comply with FCC regulations that required the Company to divest one of these stations, the Company completed an exchange of assets among multiple parties on June 2, 1997, whereby KIRO was exchanged for CBS affiliate KMOV-TV in St. Louis, Missouri.
     On July 25, 1997, the Company completed the acquisition of The Press-Enterprise Company ("PE"), publisher of a daily newspaper serving Riverside County and the inland southern California area.
     On October 15, 1997, Belo exchanged its partnership interest in TVFN and $75,000 in cash for CBS affiliate KENS-TV in San Antonio, Texas.
     The pro forma financial results of operations that follow assume the PJC, PE and KENS acquisitions, the KIRO/KMOV exchange and the disposition of TVFN were completed as of January 1, 1997 and include adjustments for incremental interest costs, depreciation, amortization and taxes as they relate to the purchase price allocations of the transactions for the year ended December 31, 1997.

        ----------------------------------------------------
                                                    1997
        ----------------------------------------------------
        Net operating revenues                  $  1,345,536
        Net earnings (a)                        $     83,910
        Net earnings per share                  $        .67
                                                ------------
                                                ------------

        (a) Net earnings for the year ended December 31, 1997 include a pre-tax gain of $10,672 on the sale of an investment. Pro forma results exclude the effect of AHN and TVFN.

 NOTE 4:  LONG-TERM DEBT
--------------------------------------------------------------------------------

     Long-term debt consists of the following at December 31, 1999 and 1998:

----------------------------------------------------------------------------------
                                                             1999            1998
----------------------------------------------------------------------------------
 6-7/8% Senior Notes Due June 1, 2002                  $    250,000   $    250,000
 7-1/8% Senior Notes Due June 1, 2007                       300,000        300,000
 7-3/4% Senior Debentures Due June 1, 2027                  200,000        200,000
 7-1/4% Senior Debentures Due September 15, 2027            250,000        250,000
                                                       ------------   ------------
      Fixed-rate debt                                     1,000,000      1,000,000
 Revolving credit agreement, including
    short-term unsecured notes classified
    as long-term                                            842,900        611,500
 Other                                                       13,357         25,839
 Less:  current maturities of long-term debt                 (6,767)        (3,310)
                                                       ------------   ------------
 Total                                                 $  1,849,490   $  1,634,029
                                                       ------------   ------------

     The Company's long-term debt maturities for the five years following December 31, 1999 are $6,767 in 2000, $110 in 2001, $1,092,980 in 2002 and $0 in
2003 and 2004. Of the amount due in 2002, $830,000 represents revolving debt and $12,900 represents short-term unsecured notes which could be converted, at the Company's option, to revolving debt.
    At the end of 1999, Belo had a $1 billion revolving credit facility. Loans under the revolving credit agreement bear interest at a rate based, at Belo's option, on the bank's alternate base rate, certificate of deposit rate, LIBOR or competitive bid. The rate obtained through competitive bid is either a Eurodollar rate or a rate agreed to by Belo and the bank. At December 31, 1999 and 1998, the weighted average interest rates for borrowings under the revolving credit agreement, which includes a facility fee of up to 0.15 percent on the total commitment, were 6.6 percent and 5.7 percent, respectively. Borrowings under the agreement mature upon expiration of the agreement on August 29, 2002, with one year extensions possible through August 29, 2004, at the request of Belo and with the consent of the participating banks. The carrying value of borrowings under Belo's revolving credit agreement approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0, (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.0 to 1.0, and (3) an Interest Coverage ratio of not less than 2.5 to 1.0, all as such terms are defined in the agreement. At December 31, 1999, Belo was in compliance with these requirements.
     During 1999, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 6.0 percent and 5.9 percent at December 31, 1999 and 1998, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $12,900 and $31,500 of short-term notes outstanding at December 31, 1999 and 1998, respectively, have been classified as long-term.
    During 1997, the Company issued $1 billion in fixed-rate debt. The net proceeds from these debt offerings were used to retire debt previously outstanding under the Company's revolving credit facility. At December 31, 1999, the weighted average effective interest rate on the fixed-rate debt was 7.3 percent and the fair value was $51,565 less than the carrying value. At December 31, 1998, the fair value of this same debt exceeded the carrying value by $35,965. The fair value for both December 31, 1999 and 1998 was estimated using quoted market prices for those instruments publicly traded. In 1999, Belo made certain investments in other businesses, including those related to its Interactive media segment. At December 31, 1999, the fair value of these investments approximated the carrying value.
     In 1999, 1998 and 1997, Belo incurred interest costs of $113,160, $109,318 and $91,288, respectively, of which $2,552, $1,680 and $510, respectively, were capitalized as components of construction cost.
     At December 31, 1999, Belo had outstanding letters of credit of $20,561 issued in the ordinary course of business.


NOTE 5:  INCOME TAXES
--------------------------------------------------------------------------------

     Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
     Income tax expense for the years ended December 31, 1999, 1998 and 1997 consists of the following:

---------------------------------------------------------------------------------
                                         1999            1998             1997
---------------------------------------------------------------------------------
Current
     Federal                          $ 109,459        $ 53,812         $ 56,792
     State                                9,978          10,041           18,556
                                      ---------        --------         --------
          Total current                 119,437          63,853           75,348
Deferred
     Federal                            (25,183)         (2,200)           1,587
     State                                3,893           3,905           (5,785)
                                      ---------        --------         --------
          Total deferred                (21,290)          1,705           (4,198)
                                      ---------        --------         --------
Total tax expense                     $  98,147        $ 65,558         $ 71,150

Effective tax rate                         35.5%           50.3%            46.2%
                                      ---------        --------         --------

     Income tax provisions for the years ended December 31, 1999, 1998 and 1997 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

------------------------------------------------------------------------------------------
                                                  1999             1998             1997
------------------------------------------------------------------------------------------
Computed expected income tax expense           $  96,759         $ 45,661        $  53,943
Non-taxable gain on like-kind exchanges          (19,969)               -                -
Amortization of excess cost                       11,415           11,533            9,645
State income taxes                                 9,016            9,065            8,301
Other                                                926             (701)            (739)
                                               ---------         ---------       ----------
                                               $  98,147         $ 65,558        $  71,150
                                               ---------         ---------       ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The increase in current income tax expense is due primarily to a $36,382 tax liability associated with the sale of Belo's investment in Falcon Communications. Because of a difference in the book and tax basis of this investment, this increase is partially offset by a reduction in deferred taxes of $17,865.
     Significant components of Belo's deferred tax liabilities and assets as of December 31, 1999 and 1998, are as follows:

--------------------------------------------------------------------------------------
                                                               1999            1998
--------------------------------------------------------------------------------------
Deferred tax liabilities:
    Excess tax depreciation and amortization                $  461,764      $  458,022
    Basis differences in investments                             2,724          20,986
    Expenses deductible for tax purposes in a year
        different from the year accrued                            779           2,584
    Other                                                        3,855           4,277
                                                            ----------      ----------
        Total deferred tax liabilities                         469,122         485,869
                                                            ----------      ----------

Deferred tax assets:
    Deferred compensation and benefits                           9,457          10,176
    State net operating losses                                   3,979           6,938
    State taxes                                                  6,208           6,602
    Expenses deductible for tax purposes in a year
        different from the year accrued                         25,489          22,246
    Other                                                       14,812          12,409
                                                            ----------      ----------
        Total deferred tax assets                               59,945          58,371
                                                            ----------      ----------
             Net deferred tax liability                     $  409,177      $  427,498
                                                            ----------      ----------

    State net operating loss carryforwards are generally associated with entities acquired in the PJC acquisition and have expiration dates ranging from 2001 through 2003.


NOTE 6:  EMPLOYEE RETIREMENT PLANS
--------------------------------------------------------------------------------

     Belo sponsors a noncontributory defined benefit pension plan covering the majority of employees. The benefits are based on years of service and the average of the employee's five consecutive years of highest annual compensation earned during the most recently completed 10 years of employment.
     The funding policy is to contribute annually to the plan an amount at least equal to the minimum required contribution for a qualified retirement plan, but not in excess of the maximum tax deductible contribution.
     The following table sets forth the plan's funded status and prepaid pension costs (included in Other assets on the Consolidated Balance Sheets) at December 31, 1999 and 1998:

----------------------------------------------------------------------------
                                                   1999              1998
----------------------------------------------------------------------------
Accumulated benefit obligation                   $ (231,028)      $ (233,963)
Projected benefit obligation                     $ (297,864)      $ (304,375)
Estimated fair value of plan assets                 334,121          302,831
                                                 ----------       ----------
Funded status                                        36,257           (1,544)
Unrecognized net (gain) loss                        (32,458)          12,494
Unrecognized prior service cost                         407              188
                                                 ----------       ----------
Prepaid pension cost                             $    4,206       $   11,138
                                                 ----------       ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Changes in plan assets for the years ended December 31, 1999 and 1998 were as follows:

-----------------------------------------------------------------------------
                                                     1999             1998
-----------------------------------------------------------------------------

Fair value of plan assets at January 1,           $  302,831       $  274,903
Actual return on plan assets                          44,492           39,273
Benefits paid                                        (13,202)         (11,345)
                                                  ----------       ----------
Fair value of plan assets at December 31,         $  334,121       $  302,831
                                                  ==========       ==========
-----------------------------------------------------------------------------

     Changes in plan benefit obligation for the years ended December 31, 1999 and 1998 were as follows:

-----------------------------------------------------------------------------
                                                     1999             1998
-----------------------------------------------------------------------------
Benefit obligation as of January 1,               $  304,375       $  273,534
Actuarial (gains) losses                             (27,359)          11,693
Service cost                                          12,652           11,089
Interest cost                                         21,398           19,404
Benefits paid                                        (13,202)         (11,345)
                                                  ----------       ----------
Benefit obligation as of December 31,             $  297,864       $  304,375
                                                  ==========       ==========
-----------------------------------------------------------------------------

     The net periodic pension cost for the years ended December 31, 1999, 1998 and 1997 includes the following components:

-----------------------------------------------------------------------------------------------------
                                                            1999              1998            1997
-----------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period        $   12,652        $   11,089       $    8,851
Interest cost on projected benefit obligation               21,398            19,404           16,555
Expected return on assets                                  (27,328)          (25,875)         (21,552)
Amortization of:
     Net asset                                                   -              (371)          (1,233)
     Unrecognized prior service cost                          (220)             (220)            (376)
     Unrecognized loss                                         430               311            1,723
                                                        ----------        ----------       ----------
Net periodic pension cost                               $    6,932        $    4,338       $    3,968
                                                        ----------        ----------       ----------

     Assumptions used in accounting for the defined benefit plan are as follows:

--------------------------------------------------------------------------------------------------------
                                                              1999              1998             1997
--------------------------------------------------------------------------------------------------------

Discount rate in determining benefit obligation               7.75%            7.00%            7.25%
Discount rate in determining net periodic pension cost        7.00%            7.25%            7.50%
Expected long-term rate of return on assets                   9.75%           10.25%           10.25%
Rate of increase in future compensation                       5.50%            5.50%            5.50%
                                                              ----            -----            -----

     Belo sponsors defined contribution plans that cover substantially all of its employees. Subject to certain dollar limits, employees may contribute a percentage of their salaries to these plans, and Belo will match a portion of the employees' contributions primarily with shares of Belo's Series B Common Stock. Belo's contributions totaled $9,556, $8,267, and $6,069 in 1999, 1998 and 1997, respectively.
     Belo also sponsors non-qualified retirement plans for key employees. Expense for the plans recognized in 1999, 1998 and 1997 was $901, $1,316, and $1,138, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7:  LONG-TERM INCENTIVE PLAN
--------------------------------------------------------------------------------

     Belo has a long-term incentive plan under which awards may be granted to employees in the form of incentive stock options, non-qualified stock options, restricted shares or performance units, the values of which are based on Belo's long-term performance. In addition, options may be accompanied by stock appreciation rights and limited stock appreciation rights. Rights and limited rights may also be issued without accompanying options. Cash-based bonus awards are also available under the plan.
     The non-qualified options granted to employees under Belo's long-term incentive plan become exercisable in cumulative installments over periods of three to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 469,549 and 3,589,766 at December 31, 1999 and 1998, respectively.
     Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table.


--------------------------------------------------------------------------------------------------------
                                          1999                      1998                    1997
--------------------------------------------------------------------------------------------------------
                                               Weighted                  Weighted             Weighted
                                 Number of      Average   Number of      Average  Number of    Average
                                  Options       Price      Options        Price    Options      Price
--------------------------------------------------------------------------------------------------------
Outstanding at January 1,       9,406,008    $   17.78    4,222,341    $   34.31  3,819,938    $  28.43
Two-for-one stock split                --        --       3,951,488    $   17.16         --       --
Granted                         3,288,670    $   19.23    1,882,027    $   18.16    947,100    $  51.58
Exercised                        (513,230)   $   12.62     (467,742)   $   11.47   (526,685)   $  22.64
Canceled                         (168,453)   $   21.58     (182,106)   $   19.77    (18,012)   $  35.01
                               ----------                 ---------               ---------
Outstanding at December 31,    12,012,995    $   18.35    9,406,008    $   17.78  4,222,341    $  34.31
Exercisable at December 31,     6,461,345                 5,388,934               2,191,315
                               ----------    ---------    ---------    ---------  ---------    ---------
Weighted average fair value
of options granted                           $    5.82                 $    4.76               $  12.95
--------------------------------------------------------------------------------------------------------

     The following table summarizes information about non-qualified stock options outstanding at December 31, 1999:

------------------------------------------------------------------------------------------------------------
                          Number of    Weighted Average   Weighted Average      Number of   Weighted Average
           Range of        Options         Remaining          Exercise           Options        Exercise
        Exercise Prices  Outstanding     Life (years)           Price          Exercisable        Price
------------------------------------------------------------------------------------------------------------

           $  7-$11         701,910 (a)       2.3             $  8.93            701,910          $ 8.93
            $12-$15       1,313,892 (a)       4.0              $12.99          1,313,892          $12.99
            $17-$20       8,212,989 (b)       8.2              $18.29          3,185,749          $17.75
            $22-$27       1,784,204 (b)       7.7              $26.24          1,259,794          $26.42
                        -----------                                            ---------
           $  7-$27      12,012,995           7.3              $18.35          6,461,345          $17.52
           --------     -----------           ---             -------          ---------          ------

     (a) Comprised of Series A Shares
     (b) Comprised of Series B Shares

    Pro forma information regarding net earnings and earnings per share has been determined as if Belo had accounted for its employee stock options under the fair value method of Statement of Financial Accounting Standards ("SFAS") No.
123. The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of
6.4 percent, 4.62 percent and 5.56 percent; dividend yields of 1.35 percent,
1.33 percent, and .91 percent; volatility factors of the expected market price of Belo's common stock of .256, .243 and .228; and weighted average expected lives of the options of approximately 5, 5 and 4 years.
       For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Because options vest over a period of several years and additional awards are generally made each year, the full effect of applying SFAS No. 123 for providing pro forma disclosure is first evident in 1998 upon the completion of one full vesting cycle. The pro forma information presented below is not necessarily

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


indicative of the effects on reported or pro forma net earnings for future years. The Company's pro forma information for the three years ended December 31, 1999 follows:

---------------------------------------------------------------------------------
                                                1999          1998          1997
---------------------------------------------------------------------------------

Pro forma net earnings                       $ 172,313      $ 59,179      $79,581
Pro forma net earnings per share             $    1.47      $    .48      $   .68
                                             ---------      --------      -------

    Belo's long-term incentive plan also provides for the grant of restricted shares of Series A Common Stock. These restricted shares generally vest over a four-year period and contain certain performance requirements for a portion of the shares. All restricted shares issued and outstanding became fully vested as of December 31, 1998. No additional restricted shares were granted in 1999. Restricted stock activity for the two years ended December 31, 1998 is summarized in the following table. Amounts shown in this table have not been retroactively restated to reflect the June 5, 1998 stock split.


-----------------------------------------------------------------------------------------------
                                                       1998                       1997
-----------------------------------------------------------------------------------------------
                                                             Price                      Price
                                              Shares       Per Share      Shares      Per Share
-----------------------------------------------------------------------------------------------
Outstanding at January 1,                      85,392       $27-$56       212,309      $15-$35
     Two-for-one stock split                   84,332       $13-$28             -            -
     Vested                                  (152,246)      $13-$28      (126,917)     $15-$56
     Forfeited                                (17,478)      $13-$28             -
                                             --------       -------      --------      -------
Outstanding at December 31,                         -             -        85,392      $27-$56
                                             --------       -------      --------      -------

     A provision for restricted shares is made ratably over the restriction period. Expense recognized under the plan for restricted shares was $167 and $1,776 in 1998 and 1997, respectively.

NOTE 8:  COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

     Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.
     Commitments for the purchase of future broadcast rights totaled approximately $232,580, at December 31, 1999 for broadcasts scheduled through August 2006.
     Advance payments on plant and equipment expenditures at December 31, 1999 primarily relate to newspaper production equipment, DTV equipment and construction projects. Required future payments for capital expenditures in 2000 are $29,025 and include $21,000 toward the purchase and installation of the new press at TDMN, $2,150 for DTV equipment, $2,061 for building projects and $1,450 for interactive media software development.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Total lease expense for property and equipment was $8,617, $8,293, and $8,342 in 1999, 1998 and 1997, respectively. Future minimum rental payments for operating leases at December 31, 1999, are as follows:

------------------------------------------
                                Operating
                                  Leases
------------------------------------------
2000                              $  5,996
2001                                 4,583
2002                                 3,815
2003                                 2,306
2004                                 1,818
2005 & beyond                        4,256
                                  --------
Total commitments                 $ 22,774
                                  --------


NOTE 9:  COMMON AND PREFERRED STOCK
--------------------------------------------------------------------------------

    Belo has two series of common stock authorized, issued and outstanding, Series A and Series B, each with a par value of $1.67 per share. The total number of authorized shares of common stock is 450,000,000 shares. The shares are identical except that Series B shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders, while the Series A shares are entitled to one vote per share. Transferability of the Series B shares is limited to family members and affiliated entities of the holder. Series B shares are convertible at any time on a one-for-one basis into Series A shares. Shares of Belo's Series A Common Stock are traded on the New York Stock Exchange (NYSE symbol: BLC). There is no established public trading market for shares of Series B Common Stock.
     Each outstanding share of common stock is accompanied by one preferred share purchase right, which entitles shareholders to purchase 1/200 of a share of Series A Junior Participating Preferred Stock. The rights will not be exercisable until a party either acquires beneficial ownership of 30 percent of Belo's common stock or makes a tender offer for at least 30 percent of its common stock. At such time, each holder of a right (other than the acquiring person or group) will have the right to purchase common stock of Belo with a value equal to two times the exercise price of the right, which is initially $75 (subject to adjustment). In addition, if Belo is acquired in a merger or business combination, each right can be used to purchase the common stock of the surviving company having a market value of twice the exercise price of each right. Once a person or group has acquired 30 percent of the common stock but before 50 percent of the voting power of the common stock has been acquired, Belo may exchange each right (other than those held by the acquiring person or group) for one share of Company common stock (subject to adjustment). Belo may reduce the 30 percent threshold or may redeem the rights. The number of shares of Series A Junior Participating Preferred Stock reserved for possible conversion of these rights is equivalent to 1/200 of the number of shares of common stock issued and outstanding plus the number of shares reserved for options outstanding and for grant under the 1995 Executive Compensation Plan and for options outstanding under Belo's predecessor plan. The rights will expire in 2006, unless extended.
     As discussed in Note 3, on February 28, 1997, in connection with the acquisition of PJC, Belo issued 25,394,564 shares of Series A Common Stock, on a pre-split basis.
     Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually and, as of December 31, 1999, Belo has authority to purchase an additional 2,759,044 shares. During 1999, Belo purchased 1,187,300 shares of its Series A Common Stock at an aggregate cost of $21,793. During 1998, Belo purchased 6,727,400 shares of its Series A Common Stock at an aggregate cost of $129,786. No shares of stock were purchased during 1997. All shares were retired in the year of purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10:  OTHER INCOME AND EXPENSE
--------------------------------------------------------------------------------

     In November 1999, Belo sold its investment in Falcon Communications, a cable system operator, for estimated proceeds of $68,743. The gain on the sale was $47,006 before taxes of $18,517, for a net gain of $28,489 or 24 cents per share.
     In 1998, Belo sold 982,000 shares of Peapod, Inc. ("Peapod") common stock and donated 827,113 shares of Peapod common stock to the A. H. Belo Corporation Foundation. These transactions increased 1998 net earnings by $2,042 as the $6,244 charge for the charitable contribution was more than offset by the net gain on the disposition of shares and the tax benefit from the charitable contribution.
     In 1997, Belo sold 220,000 shares of Gemstar International Group Limited ("Gemstar") common stock and donated 208,440 shares of Gemstar common stock to the A. H. Belo Corporation Foundation. These transactions did not have an effect on 1997 net earnings as the $4,560 charge for the charitable contribution was offset by a net gain on the disposition of the shares and the tax benefit from the charitable contribution.


NOTE 11:  EARNINGS PER SHARE
--------------------------------------------------------------------------------

     The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for the three years ended December 31, 1999 (in thousands, except per share amounts):

--------------------------------------------------------------------------------------------
                                                             1999       1998        1997
--------------------------------------------------------------------------------------------

Weighted average shares for basic earnings per share         118,322    123,508     115,692
Effect of employee stock options                                 855      1,328       1,430
                                                             -------    -------     -------
Weighted average shares for diluted earnings per share       119,177    124,836     117,122

Options excluded due to exercise price in excess of
     average market price
          Number outstanding                                   1,798      1,765       1,728
          Exercise price                                      $26.19     $26.41      $26.38
                                                             -------    -------     -------


NOTE 12:  COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

     For the years ended December 31, 1999, 1998 and 1997, total comprehensive income was comprised as follows:


-------------------------------------------------------------------------------------------------
                                                          1999            1998            1997
-------------------------------------------------------------------------------------------------
Net earnings                                           $ 178,306        $ 64,902       $  82,972
     Unrealized holding gains,
          net of taxes of $596 in
          1998 and $3,503 in 1997                              -           1,107           6,505
    Less reclassification for
         gains included in net earnings,
         net of taxes of $2,827 in 1998 and
         $1,271 in 1997                                        -          (5,251)         (2,361)
                                                       ---------        --------       ----------
    Accumulated other
        comprehensive income (loss)                            -          (4,144)          4,144
                                                       ---------        --------       ---------
Total comprehensive income                             $ 178,306        $ 60,758       $  87,116
                                                       ---------        --------       ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13:  SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------

     Supplemental cash flow information and significant non-cash investing and financing activities for the three years ended December 31, 1999, are as follows:

-------------------------------------------------------------------------------------------------
                                                           1999            1998             1997
-------------------------------------------------------------------------------------------------

Supplemental cash flow information
Cash paid during the period for:
          Interest, net of amounts capitalized         $ 107,045        $ 107,763       $  81,676
          Income taxes, net of refunds                 $  90,869        $  84,407       $  54,436

Supplemental non-cash investing and financing
activities:
           KXTV/KVUE asset exchange                    $ 112,098        $       -       $       -
           Stock issued for PJC acquisition            $       -        $       -       $ 870,399
           KIRO/KMOV asset exchange                    $       -        $       -       $ 152,000
           Non-cash consideration for KENS             $       -        $       -       $ 125,000
                                                       ---------        ---------       ---------


NOTE 14:  INDUSTRY SEGMENT INFORMATION
--------------------------------------------------------------------------------

    Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the broadcast industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas, Houston, San Antonio and Austin, Texas; Seattle and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Norfolk, Virginia; Louisville, Kentucky; Tulsa, Oklahoma; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major publishing units are The Dallas Morning News, located in Dallas, Texas; The Providence Journal, located in Providence, Rhode Island; and The Press-Enterprise, located in Riverside, California. The Company has other newspaper operations in Owensboro and Henderson, Kentucky and Bryan-College Station, Arlington and Denton, Texas. The operations of the interactive media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the interactive media segment result primarily from the sale of advertising on Belo operating unit Web sites and fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the other segment are generated from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Selected segment data for the years ended December 31, 1999, 1998 and 1997 is as follows and includes reclassification of prior year results related to the Interactive media segment, which in previous years were primarily included with newspaper publishing operations:

------------------------------------------------------------------------------------
                                                1999(a)       1998          1997(b)
------------------------------------------------------------------------------------
         Net operating revenues
           Broadcasting                    $   598,637    $   593,426    $   522,560
           Newspaper publishing                816,976        784,327        693,777
           Interactive media                     6,520          3,214            718
           Other                                11,849         10,736         17,149
                                           -----------    -----------    -----------
                                           $ 1,433,982    $ 1,391,703    $ 1,234,204
                                           -----------    -----------    -----------
         Earnings from operations
           Broadcasting (c)                $   143,200    $   143,751    $   136,715
           Newspaper publishing (d)            176,985        138,289        154,612
           Interactive media                    (8,908)        (2,778)        (1,584)
           Other                                (7,726)        (5,212)        (9,237)
           Corporate expenses                  (39,056)       (40,965)       (39,704)
                                           -----------    -----------    -----------
                                           $   264,495    $   233,085    $   240,802
                                           -----------    -----------    -----------
         Depreciation and amortization
           Broadcasting                    $   102,725    $    94,992    $    79,939
           Newspaper publishing (e)             59,182         72,062         51,828
           Interactive media                       543             91             42
           Other                                 2,736          1,030          1,565
           Corporate                             3,775          2,745          1,619
                                           -----------    -----------    -----------
                                           $   168,961    $   170,920    $   134,993
                                           -----------    -----------    -----------
         Operating cash flow (f)
           Broadcasting                    $   245,925    $   238,743    $   216,654
           Newspaper publishing                236,167        210,351        206,440
           Interactive media                    (8,365)        (2,687)        (1,542)
           Other                                (4,990)        (4,182)        (7,672)
           Corporate                           (35,281)       (38,220)       (38,085)
                                           -----------    -----------    -----------
                                           $   433,456    $   404,005    $   375,795
                                           -----------    -----------    -----------
         Identifiable assets
           Broadcasting                    $ 2,665,186    $ 2,310,002    $ 2,345,602
           Newspaper publishing              1,100,817      1,063,384      1,117,958
           Interactive media                    21,143            128            142
           Other                                23,525         23,922          3,412
           Corporate                           165,593        141,653        155,840
                                           -----------    -----------    -----------
                                           $ 3,976,264    $ 3,539,089    $ 3,622,954
                                           -----------    -----------    -----------
         Capital expenditures
           Broadcasting                    $    40,859    $    55,035    $    48,176
           Newspaper publishing                 40,036         25,847         23,224
           Interactive media                       124             --             --
           Other                                 3,298         16,898          1,787
           Corporate                             8,069          5,147         10,130
                                           -----------    -----------    -----------
                                           $    92,386    $   102,927    $    83,317
                                           -----------    -----------    -----------

(a) Broadcasting results for 1999 include KXTV through May and KASA and KHNL through October. Results for KVUE are included beginning in June and KTVK results are reflected beginning in November. Publishing results include the operations of the Denton Record-Chronicle beginning in July.
(b) Segment results for 1997 include 10 months of operations of PJC, which Belo acquired on February 28, 1997. PJC operations include nine television stations, a daily newspaper, a cable news operation and a cable network. The cable network was subsequently disposed of and its operations are excluded effective July 1, 1997. 1997 broadcasting segment results also include two-and-one-half months of operations of KENS, which Belo acquired on October 15, 1997. 1997 newspaper publishing segment includes five months of operations of PE, acquired by Belo July 25, 1997. See Note 3.
(c) Broadcasting earnings from operations for 1998 include a $6,996 charge for early retirement costs and other employee reduction initiatives.
(d) Newspaper publishing earnings from operations for 1998 include a non-cash charge for the write-down of a press at TDMN of $11,478 and a charge of $6,344 for certain early retirement costs.
(e) Newspaper publishing depreciation and amortization expense for 1998 includes the $11,478 non-cash charge for the write-down of a press at TDMN.
(f) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
NOTE 15:  QUARTERLY RESULTS OF OPERATIONS (unaudited)

     Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1999 and 1998. Certain previously reported data has been reclassified to conform to the current year presentation, including a change in the presentation of revenue and expense with respect to certain programming transactions and the reclassification of both current and prior year data for the Interactive media segment:

-----------------------------------------------------------------------------------------------------------
                                          1st Quarter       2nd Quarter        3rd Quarter      4th Quarter
-----------------------------------------------------------------------------------------------------------
1999
Net operating revenues
     Broadcasting(a)                       $  131,255         $ 157,885         $  138,374       $  171,123
     Newspaper publishing(b)                  191,344           204,708            202,038          218,886
     Interactive media                          1,259             1,448              1,884            1,929
     Other                                      2,762             2,861              2,998            3,228
                                           ----------         ---------         ----------       ----------
                                           $  326,620         $ 366,902         $  345,294       $  395,166
                                           ----------         ---------         ----------       ----------
Earnings (loss) from operations
     Broadcasting(a)                       $   21,479         $  46,866         $   28,777       $   46,078
     Newspaper publishing(b)                   38,881            48,238             42,809           47,057
     Interactive media                         (1,244)           (1,576)            (2,163)          (3,925)
     Other                                     (1,718)           (1,948)            (1,959)          (2,101)
     Corporate expenses                        (8,157)          (10,180)            (9,724)         (10,995)
                                           ----------         ---------         ----------       ----------
                                           $   49,241         $  81,400         $   57,740       $   76,114
                                           ----------         ---------         ----------       ----------
Net earnings(c)                            $   12,590         $  79,763         $   16,588       $   69,365
                                           ----------         ---------         ----------       ----------
Basic earnings per share(c)                $      .11         $     .68         $      .14       $      .59
Diluted earnings per share(c)              $      .11         $     .67         $      .14       $      .58
                                           ----------         ---------         ----------       ----------
1998
Net operating revenues
     Broadcasting                          $  132,885         $ 159,643         $  133,795       $  167,103
     Newspaper publishing                     189,572           200,044            191,429          203,282
     Interactive media                            797               746                847              824
     Other                                      2,383             2,338              2,457            3,558
                                           ----------         ---------         ----------       ----------
                                           $  325,637         $ 362,771         $  328,528       $  374,767
                                           ----------         ---------         ----------       ----------
Earnings (loss) from operations
     Broadcasting(d)                       $   24,910         $  49,259         $   26,000       $   43,582
     Newspaper publishing(e)                   38,231            43,355             34,940           21,763
     Interactive media                           (312)             (580)              (831)          (1,055)
     Other                                     (1,098)             (763)            (1,115)          (2,236)
     Corporate expenses                       (10,138)           (8,682)           (11,228)         (10,917)
                                           ----------         ---------         ----------       ----------
                                           $   51,593         $  82,589         $   47,766       $   51,137
                                           ----------         ---------         ----------       ----------
Net earnings                               $   13,635         $  29,823         $    9,707       $   11,737
                                           ----------         ---------         ----------       ----------
Basic earnings per share                   $     .11          $     .24         $      .08       $      .10
Diluted earnings per share                 $     .11          $     .24         $      .08       $      .10
                                           ----------         ---------         ----------       ----------

(a) Beginning in the second quarter, broadcasting operating results reflect the exchange of KXTV (ABC) in Sacramento, California for KVUE (ABC) in Austin, Texas, effective June 1, 1999. Fourth quarter 1999 results reflect the sale of KASA (FOX) in Albuquerque, New Mexico and KHNL (NBC) in Honolulu, Hawaii on October 29, 1999 and the acquisition of KTVK (IND) in Phoenix, Arizona on November 1, 1999.
(b) Beginning in third quarter 1999, newspaper publishing results include the operations of the Denton Record-Chronicle, which was acquired on June 30, 1999.
(c) Net earnings and earnings per share in the second quarter of 1999 include a gain of $49,060 (41 cents) on the KXTV/KVUE exchange. Fourth quarter net earnings and earnings per share include a gain on the disposition of KASA and KHNL of $16,348 (14 cents) and a $28,489 (24 cents) gain on the sale of Belo's investment in Falcon Communications.
(d) Broadcasting earnings from operations in fourth quarter 1998 include a $6,996 charge for early retirement costs and other employee reduction initiatives.
(e) Newspaper publishing earnings from operations in fourth quarter 1998 include a non-cash charge for the write-down of a press at TDMN of $11,478 and a charge of $6,344 for certain early retirement costs.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Belo is responsible for the preparation of the consolidated financial statements, as well as for their integrity and objectivity. Those statements are prepared using generally accepted accounting principles, they include amounts that are based on our best estimates and judgments, and we believe they are not misstated due to material fraud or error. Management has also prepared the other information in the Annual Report and is responsible for its accuracy and its consistency with the financial statements.

Management maintains a system of internal control that is designed to provide reasonable assurance of the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. This system of internal control provides for appropriate division of responsibility. Policies and procedures, as they relate to internal control, are updated as necessary and communicated to those employees having a significant role in the financial reporting process. Management continually monitors the system of internal control for compliance.

Management believes that as of December 31, 1999, Belo's system of internal control is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal control can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal controls should not exceed the value of the benefits derived.

Finally, Management recognizes its responsibility for fostering a strong ethical climate within Belo according to the highest standards of personal and professional conduct, and this responsibility is delineated in Belo's written statement of business conduct. This statement of business conduct addresses, among other things, the necessity for due diligence and integrity, avoidance of potential conflicts of interest, compliance with all applicable laws and regulations, and the confidentiality of proprietary information.



/s/ ROBERT W. DECHERD
Robert W. Decherd
Chairman of the Board, President & Chief Executive Officer



/s/ DUNIA A. SHIVE
Dunia A. Shive
Senior Vice President/Chief Financial Officer