Form 10-K, Exhibit 13
period 2000-12-31
BELO CORP
filed 2001-03-13
CIK 356080

                                                                      EXHIBIT 13

                            PORTIONS OF THE COMPANY'S
                       2000 ANNUAL REPORT TO SHAREHOLDERS

MARKET DATA

     The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years, and cash dividends attributable to each quarter.

                                HIGH          LOW         CLOSE      DIVIDENDS
                               ------        ------      ------      ---------
2000    Fourth Quarter         $19.50        $15.20      $16.00        $.07
        Third Quarter          $20.00        $16.75      $18.44        $.07
        Second Quarter         $18.06        $14.88      $17.31        $.07
        First Quarter          $18.88        $12.31      $17.88        $.07

1999    Fourth Quarter         $20.75        $17.63      $19.06        $.07
        Third Quarter          $20.63        $18.06      $19.13        $.07
        Second Quarter         $24.50        $17.50      $19.69        $.06
        First Quarter          $19.94        $16.38      $18.25        $.06

     On February 28, 2001, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $18.00. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 8,721 and 603, respectively.

SELECTED FINANCIAL DATA

     The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2000. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements."

In thousands, except share and per share amounts        2000             1999           1998             1997           1996
                                                    -----------     -----------     -----------     -----------     -----------
Broadcasting revenues (a)                           $   699,503     $   598,637     $   593,426     $   522,560     $   333,396
Newspaper publishing revenues (b)                       872,688         816,976         784,327         693,777         487,560
Interactive media revenues                               10,401           6,520           3,214             718              --
Other revenues (c)                                       14,345          11,849          10,736          17,149           3,352
Intercompany eliminations (d)                            (8,125)             --              --              --              --
                                                    -----------     -----------     -----------     -----------     -----------
Net operating revenues                              $ 1,588,812     $ 1,433,982     $ 1,391,703     $ 1,234,204     $   824,308
                                                    ===========     ===========     ===========     ===========     ===========

Net earnings (e)                                    $   150,825     $   178,306     $    64,902     $    82,972     $    87,505
                                                    ===========     ===========     ===========     ===========     ===========
Per share amounts:
   Basic earnings per share (e)                     $      1.29     $      1.51     $       .53     $       .72     $      1.07
   Diluted earnings per share (e)                   $      1.29     $      1.50     $       .52     $       .71     $      1.05
   Cash dividends paid                              $       .28     $       .26     $       .24     $       .22     $       .21
Segment data:
   Operating cash flow: (f)
      Broadcasting (g)                              $   309,553     $   245,925     $   238,743     $   216,654     $   122,837
      Newspaper publishing (h)                      $   251,318     $   236,167     $   210,351     $   206,440     $   127,945
      Interactive media                             $   (24,947)    $    (8,365)    $    (2,687)    $    (1,542)    $        --
      Other                                         $    (3,571)    $    (4,990)    $    (4,182)    $    (7,672)    $      (865)
   Operating cash flow margins:

      Broadcasting (g)                                     44.3%           41.1%           40.2%           41.5%           36.8%
      Newspaper publishing (h)                             28.8%           28.9%           26.8%           29.8%           26.2%
      Interactive media                                      --              --              --              --              --
      Other                                                  --              --              --              --              --
                                                    -----------     -----------     -----------     -----------     -----------
Total assets (a) (b)                                $ 3,893,260     $ 3,976,264     $ 3,539,089     $ 3,622,954     $ 1,224,072
Long-term debt (i)                                  $ 1,789,600     $ 1,849,490     $ 1,634,029     $ 1,614,045     $   631,857


(a) The Company purchased nine television stations as part of The Providence Journal Company ("PJC") acquisition in February 1997, KENS in October 1997 and KTVK in November 1999. KMOV was acquired in exchange for KIRO in June 1997 and KVUE was acquired in June 1999 in exchange for KXTV. Belo also sold KASA and KHNL in October 1999 and KOTV in December 2000.

(b) The Company purchased The Eagle in December 1995, the Messenger-Inquirer in January 1996, The Providence Journal in February 1997, The Gleaner in March 1997, The Press-Enterprise in July 1997 and the Denton Record-Chronicle in June 1999. Belo sold The Gleaner, The Eagle and the Messenger-Inquirer on November 1, December 1 and December 31, 2000, respectively.

(c) "Other" includes revenues associated with the Company's cable news operations (beginning in March 1997) and television production subsidiary. The operations of the television production subsidiary were terminated in December 1998. From March 1997 through June 1997, "Other" also included a cable network acquired in connection with the PJC acquisition. The cable network was subsequently disposed of and its operations are excluded effective July 1, 1997.

(d) The intercompany elimination removes $6,677, $1,308, $82 and $58 of revenues for the year ended December, 2000 for Broadcasting, Newspaper publishing, Interactive media and Other, respectively, for advertising provided primarily to the Interactive media segment.

(e) Net earnings in 2000 include the following after tax non-recurring transactions: 1) $65,367 (56 cents per share) gain on the sales of KOTV, the Messenger-Inquirer, The Eagle and The Gleaner; 2) $12,190 (10 cents per share) gain on a legal settlement and 3) $18,331 (16 cents per share) reserve for Internet investments. Net earnings in 1999 include the following after-tax gains for certain non-recurring transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL and
     3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.

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

(g) Broadcasting operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(h) Newspaper publishing operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at The Dallas Morning News.

(i) Long-term debt decreased in 2000 due to cash proceeds from the sale of subsidiaries (partially offset by the repurchase of 9,642,325 shares of the Company's stock for $171,712) and increased in 1997 and 1999 due primarily to net borrowings of $1,100,545 and $298,796, respectively, to finance various acquisitions and in 1998 due primarily to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is an owner and operator of 17 television stations and publisher of four daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 2000:

Television Broadcasting

                                                                 Network
          Market              Market Rank(a)       Station     Affiliation       Status                 Acquired
          ------              --------------       -------     -----------       ------                 --------
Dallas/Fort Worth                    7               WFAA          ABC           Owned                 March 1950
Houston                              11              KHOU          CBS           Owned               February 1984
Seattle/Tacoma                       12              KING          NBC           Owned               February 1997
Seattle/Tacoma                       12              KONG          IND           Owned (b)             March 2000(b)
Phoenix                              17              KTVK          IND           Owned               November 1999
Phoenix                              17              KASW           WB           Owned (b)             March 2000(b)
St. Louis                            22              KMOV          CBS           Owned                 June 1997
Portland                             23              KGW           NBC           Owned               February 1997
Charlotte                            28              WCNC          NBC           Owned               February 1997
San Antonio                          37              KENS          CBS           Owned                October 1997
San Antonio                          37              KBEJ          UPN            LMA                     (c)
Hampton/Norfolk                      41              WVEC          ABC           Owned               February 1984
New Orleans                          42              WWL           CBS           Owned                 June 1994
Louisville                           48              WHAS          ABC           Owned               February 1997
Austin                               58              KVUE          ABC           Owned                 June 1999
Tucson                               71              KMSB          FOX           Owned               February 1997
Tucson                               71              KTTU(d)       UPN            LMA                     (d)
Spokane                              77              KREM          CBS           Owned               February 1997
Spokane                              77              KSKN       UPN/WB(e)         LMA                     (d)
Boise                               123              KTVB          NBC           Owned               February 1997

Newspaper Publishing

                                                                                             Daily             Sunday
               Newspaper                              Location            Acquired      Circulation(g)     Circulation(g)
               ---------                              --------            --------      --------------     --------------
The Dallas Morning News ("DMN")                      Dallas, TX             (f)             520,157           785,758
The Providence Journal ("PJ")                      Providence, RI      February 1997        162,358           230,636
The Press-Enterprise ("PE")                         Riverside, CA        July 1997          166,935           174,636
Denton Record-Chronicle                              Denton, TX          June 1999           15,835            19,443


Interactive Media

Belo Interactive, Inc.        Includes the Web site operations of Belo's
                              operating companies, interactive alliances and
                              Internet-based products and services.


Other

Northwest Cable News ("NWCN") Cable news channel distributed to approximately 2 million homes in the Pacific Northwest.

Texas Cable News ("TXCN")     Cable news channel distributed to approximately 1
                              million homes in Texas.


(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 2000 Nielsen estimates.

(b) Belo acquired KONG-TV and KASW-TV, previously operated under local marketing agreements ("LMAs"), on March 1, 2000.

(c) Belo entered into an agreement to operate KBEJ-TV under an LMA in May 1999; the station's on-air date was August 3, 2000.

(d) Belo has managed KTTU-TV and KSKN-TV under LMAs since February 1997. Belo has agreed to purchase KTTU-TV, subject to Federal Communications Commission ("FCC") approval.

(e) The primary affiliation is with UPN. The WB network is currently a secondary affiliation.

(f) The first issue of The Dallas Morning News was published by Belo on October 1, 1885.

(g) Average paid circulation for the six months ended September 30, 2000 and 1999, respectively, according to the Audit Bureau of Circulation's FAS-FAX report, except for The Providence Journal, for which 2000 circulation data is taken from the Audit Bureau of Circulation's FAS-FAX supplement; and except for the Denton Record-Chronicle, for which 2000 circulation data is taken from the Certified Audit of Circulations Report for the six-month period ended September 30, 2000 and 1999 circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 1999.

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

     Statements in "Management's Discussion and Analysis of Financial Position and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments or other financial and non-financial items that are not historical facts, are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; the effects of Company acquisitions and dispositions; and general economic conditions, as well as other risks detailed in Belo's other public disclosures, filings with the Securities and Exchange Commission, and elsewhere in this Annual Report to Shareholders.

                              RESULTS OF OPERATIONS
                (dollars in thousands, except per share amounts)

2000 COMPARED WITH 1999

     Results for 2000 include the effect of the following acquisitions and dispositions: The acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of The Gleaner in Henderson, Kentucky on November 1, 2000; the sale of The Eagle in Bryan-College Station, Texas on December 1, 2000; and the sales of the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000.

Consolidated Results of Operations

     Belo recorded net earnings of $150,825 or $1.29 per share in 2000 compared with net earnings of $178,306 or $1.50 per share in 1999. Net earnings in 2000 included gains on the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV of $104,628 ($65,367 net of taxes or 56 cents per share), a non-recurring benefit related to a legal settlement of $18,953 ($12,190 net of taxes or 10 cents per share), a reserve related to certain Internet investments of $28,500 ($18,331 net of taxes or 16 cents per share) and other non-recurring charges of $4,204 (3 cents per share). The other non-recurring charges include early retirement charges, a programming write-down and a charge related to an advertiser's year-end bankruptcy. Net earnings in 1999 included a non-cash gain on the exchange of KXTV for KVUE of $50,312 ($49,060 net of taxes or 41 cents per share), a gain on the sale of KASA and KHNL of $20,448 ($16,348 net of taxes or 14 cents per share) and a $47,006 gain ($28,489 net of taxes or 24 cents per share) on the sale of its investment in Falcon Communications. Net non-recurring charges of $2,398 (2 cents per share) were also recorded in December 1999 for certain programming adjustments and early retirement charges.

     Depreciation and amortization expense in 2000 was $184,972, compared with $168,961 in 1999. Depreciation expense was higher in 2000 due to depreciation of prior year capital expenditures. Amortization expense increased due to the acquisitions of KVUE, the Denton Record-Chronicle, KTVK, KASW and KONG, offset somewhat by the dispositions in 1999 of KXTV, KASA and KHNL. Dispositions in 2000 occurred very late in the year and had a minimal impact on year over year amortization expense.

     Interest expense in 2000 was $132,780, an increase of approximately 20 percent over 1999 expense of $110,608. The increase is due to higher average debt levels during 2000 as a result of acquisitions, investments and share repurchases and higher weighted average interest rates in 2000 compared with 1999.

     The effective tax rate in 2000 was 43.5 percent, compared with 35.5 percent in 1999. The 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. The 2000 rate was affected by higher taxable earnings as a result of the 2000 dispositions. Excluding the effect of these transactions, the effective rates in 2000 and 1999 would have been 47.3 percent and 45.1 percent, respectively.

Segment Results of Operations

     To enhance comparability of Belo's segment results of operations for the years ended December 31, 2000 and 1999, certain information is presented on an "as adjusted" basis and takes into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, the 1999 exchange of KXTV for KVUE, the 1999 acquisitions of the Denton Record-Chronicle and KTVK, including the rights to operate KASW under an LMA, and the 1999 dispositions of KASA and KHNL, as if each transaction had occurred at the beginning of 1999, and other non-recurring items previously discussed. The discussion that follows compares segment operations on an "as adjusted" basis only.

                                                      As Adjusted                            As Reported
                                           --------------------------------       -------------------------------
                                                                       %                                      %
Year ended December 31,                      2000         1999       Change         2000         1999      Change
                                           --------     --------     ------       --------      --------   ------
Net Operating Revenues:
     Broadcasting                          $680,452     $618,659       10.0%      $699,503      $598,637     16.8%
     Newspaper publishing                   831,154      780,277        6.5%       872,688       816,976      6.8%
     Interactive media                       10,133        7,037       44.0%        10,401         6,520     59.5%
     Other                                   14,345       11,849       21.1%        14,345        11,849     21.1%
     Eliminations                            (7,898)         ---         N/A        (8,125)          ---      N/A
Operating Cash Flow: (1)
     Broadcasting                          $305,204     $253,422       20.4%      $309,553      $245,925     25.9%
     Newspaper publishing                   240,190      225,455        6.5%       251,318       236,167      6.4%
     Interactive media                      (24,306)      (8,155)    (198.1)%      (24,947)       (8,365)  (198.2)%
     Other                                   (3,571)      (4,990)      28.4%        (3,571)       (4,990)    28.4%

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

BROADCASTING DIVISION

     Broadcasting revenues in 2000 were $680,452, an increase of $61,793 or 10 percent over 1999 broadcasting revenues of $618,659. Double-digit revenue increases were realized by several Belo television stations, including seven stations in the top 30 markets (WFAA in Dallas/Fort Worth, KING and KONG in Seattle/Tacoma, KASW in Phoenix, KMOV in St. Louis, KGW in Portland and WCNC in Charlotte). The presidential election as well as the senatorial, congressional and gubernatorial races that occurred in many states contributed to political advertising revenues of just over $50,000 in 2000, compared with political advertising revenues of approximately $10,500 in 1999. In addition, Belo's four NBC stations had over $10,000 in revenue attributable to the broadcast of the Summer Olympics. Local revenues at Belo's television stations increased 5.8 percent in 2000 while national revenues were up 1.4 percent for the year.

     Broadcasting operating cash flow for 2000 was $305,204, an increase of 20.4 percent over 1999 operating cash flow of $253,422. The 2000 broadcasting operating cash flow margin was 44.9 percent, compared with 41 percent in 1999. Cash expenses in 2000 increased 2.7 percent over 1999 cash expenses. Salaries, wages and employee costs in 2000 increased 5.8 percent over such costs in 1999 primarily due to an increase in incentive bonuses and overtime associated with election coverage. Outside services and outside solicitation expenses were higher in 2000 than 1999, offset somewhat by savings in programming expense.

NEWSPAPER PUBLISHING DIVISION

     Newspaper publishing revenues of $831,154 increased 6.5 percent in 2000 compared to 1999 revenues of $780,277. Revenues increased at all of the Company's newspapers, including 6.2 percent at The Dallas Morning News, 3.9 percent at The Providence Journal and 12.1 percent at The Press-Enterprise. Advertising revenues comprised 87 percent of total newspaper publishing revenues in 2000, circulation revenues accounted for 11 percent and commercial printing contributed most of the remainder.

     Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

Year ended December 31,       2000      1999    % Change
                             -----     -----    --------
Full-run ROP inches(1)
     Classified              1,973     1,931      2.2%
     Retail                    992     1,040     (4.6)%
     General                   379       340     11.5%
                             -----     -----     ----
         Total               3,344     3,311      1.0%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     DMN general advertising revenues were up 19.5 percent in 2000 compared with 1999. The increase in general advertising revenues resulted from both higher average rates and increased volumes. Volume increases were reported in the automotive and telecom categories. Retail advertising revenues were up 1.3 percent on higher rates and lower volumes, primarily in the department store category. Classified advertising revenues increased 5.9 percent in 2000 compared with 1999 due to higher average rates and increased volumes, particularly in the employment, automotive and real estate advertising categories. Circulation revenue decreased approximately 2 percent in 2000 compared with 1999, primarily due to lower average rates to the newspaper's distributors, offset somewhat by a slight increase in circulation volumes.

     Revenues in all major advertising categories at PJ were higher in 2000 compared with 1999, with general advertising up 8.9 percent, classified up 6.7 percent and retail up approximately 5 percent. The increase in general advertising revenues in 2000 compared with 1999 was due to higher average rates while volumes remained flat. The classified advertising revenue increase was primarily due to higher rates, particularly in the employment category. The retail advertising revenue increase was due to both higher average rates and increased linage from the amusements, banks and furniture categories. Circulation revenues at PJ decreased 1.5 percent in 2000 compared with 1999.

     Total revenues at PE were up 12.1 percent in 2000 compared with 1999, led by increases in classified advertising revenue and other advertising revenue of
18.6 percent and 28.7 percent, respectively. The increase in classified advertising revenue was due to an increase in rates, which more than offset a decline in volumes. An increase of approximately 4 percent in general advertising revenue resulted from an increase in average rates. Retail advertising revenues declined approximately 3.3 percent due to declines in the electronics, food and theater categories. Circulation revenues increased by approximately 4 percent primarily due to increases in daily and Sunday circulation volumes.

     Newspaper publishing operating cash flow for 2000 was $240,190, an increase of 6.5 percent compared with $225,455 in 1999. Operating cash flow margins remained flat at 28.9 percent for both 2000 and 1999 despite an increase in cash expenses of approximately 6.5 percent in 2000 as compared to 1999. Newsprint expense increased 7.6 percent in 2000 compared with 1999, due to industry-wide newsprint price increases. In addition, salaries, wages and employee benefits increased approximately 5.5 percent in 2000 as compared to 1999 due to an increase in the number of employees and higher incentive bonuses. Other operating expenses were up 10.8 percent over 1999 due to increases in outside services, distribution expense, bad debt expense and features and news services.

INTERACTIVE MEDIA

     Belo Interactive, Inc. ("BI") revenues for 2000 were $10,133, an increase of $3,096, approximately 44 percent, over 1999 revenues of $7,037. BI's revenues in 2000 and 1999 were principally derived from advertising revenues on its various Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The revenue improvement is due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999. The 2000 cash flow deficit of $24,306 includes $7,898 of intercompany advertising expense. The 1999 cash flow deficit was $8,155. The increase in the deficit is the result of expenses exceeding revenues at the existing interactive operations and start-up spending at BI.

OTHER

     Other revenues of $14,345 in 2000 were 21.1 percent higher than 1999 revenues of $11,849 due to revenue increases at NWCN and TXCN. The operating cash flow deficit decreased to $3,571 in 2000 from $4,990 in 1999 reflecting a decrease in the cash flow deficit at TXCN between the periods and positive cash flow at NWCN, its first surplus since it began operations in 1995.

1999 COMPARED WITH 1998

     Results for 1999 included the effect of the following acquisitions and dispositions: The exchange of KXTV in Sacramento, California for KVUE in Austin, Texas, effective June 1, 1999; the purchase of Denton Publishing Company, publisher of the Denton Record-Chronicle on June 30, 1999; the sale of stations KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii along with rights to operate KFVE, also in Honolulu, under a local marketing agreement, effective October 29, 1999; and the purchase of KTVK in Phoenix, Arizona along with rights to operate KASW under an LMA, effective November 1, 1999.

Consolidated Results of Operations

     Belo recorded net earnings of $178,306 or $1.50 per share in 1999 compared with net earnings of $64,902 or 52 cents per share in 1998. Net earnings in 1999 included a gain on the exchange of KXTV for KVUE of $50,312 ($49,060 net of taxes or 41 cents per share), a gain on the sale of KASA and KHNL of $20,448 ($16,348 net of taxes or 14 cents per share) and a $47,006 gain ($28,489 net of taxes or 24 cents per share) on the sale of its investment in Falcon Communications. Net non-recurring charges of $2,398 (2 cents per share) were also recorded in December 1999 for certain programming adjustments and early retirement charges. Net earnings in 1998 included non-recurring charges of $26,157 ($15,937 net of taxes or 13 cents per share), comprised of an $11,478 non-cash charge for the write-down of a press at DMN, separation costs of $14,229 associated with a voluntary early retirement program and other employee reduction initiatives and $450 for severance and asset disposal costs related to the termination of operations of Belo's programming subsidiary. Also in 1998, Belo realized a net gain of two cents per share related to the disposition of its investment in Peapod, Inc. stock.

     Depreciation and amortization expense in 1999 was $168,961, compared with $159,442 in 1998, excluding the $11,478 press write-down. The increase in 1999 was due primarily to depreciation expense for 1998 capital additions and amortization expense due to the incremental increase in intangibles from current year acquisitions and dispositions.

     Interest expense in 1999 was $110,608, an increase of 2.8 percent over 1998 expense of $107,638. The increase was due to higher debt levels in 1999 as a result of acquisitions and share repurchases in the second half of 1998, slightly offset by the effect of weighted average interest rates that were slightly lower in 1999 compared with 1998.

     The effective tax rate in 1999 was 35.5 percent, compared with 50.3 percent in 1998. The rate in 1998 was affected by lower pre-tax earnings and higher state tax rates while the 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. Excluding the effect of these transactions, the 1999 effective rate would have been 45.1 percent.

Segment Results of Operations

     To enhance comparability of Belo's segment results of operations for the years ended December 31, 1999 and 1998, certain information is presented on an "as adjusted" basis and takes into account the 1999 exchange of KXTV for KVUE, the acquisitions of the Denton Record-Chronicle and KTVK and the disposition of KASA and KHNL, as if each transaction had occurred at the beginning of 1998. Adjusted results for 1999 and 1998 exclude consideration of all 2000 acquisitions and dispositions; accordingly, the 1999 "as adjusted" results in the table above differ from those reflected in the 2000 versus 1999 table shown previously. The discussion that follows compares segment operations on an "as adjusted" basis only.

                                                       As Adjusted                            As Reported
                                           --------------------------------       -------------------------------
                                                                       %                                      %
Year ended December 31,                      1999         1998       Change         1999         1998      Change
                                           --------     --------     ------       --------      --------   -------
Net Operating Revenues:
     Broadcasting                          $637,293     $627,010        1.6%      $598,637      $593,426      0.9%
     Newspaper publishing                   822,655      795,623        3.4%       816,976       784,327      4.2%
     Interactive media                        7,289        3,823       90.7%         6,520         3,214    102.9%
     Other                                   11,849       10,736       10.4%        11,849        10,736     10.4%
Operating Cash Flow:(1)
     Broadcasting                          $257,111     $250,796        2.5%      $245,925      $238,743      3.0%
     Newspaper publishing(2)                236,543      211,219       12.0%       236,167       210,351     12.3%
     Interactive media                       (8,106)      (2,575)    (214.8)%       (8,365)       (2,687)  (211.3)%
     Other                                   (4,990)      (4,182)     (19.3)%       (4,990)       (4,182)   (19.3)%

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(2) Both as reported and as adjusted operating cash flow for newspaper publishing in 1998 exclude the effect of the $11,478 non-cash charge to write down a press at DMN.

BROADCASTING DIVISION

     Broadcasting revenues in 1999 were $637,293, an increase of $10,283 over 1998 broadcasting revenues of $627,010. This improvement came despite more than $40,000 of political and Olympic related advertising revenues in 1998, which was an election year in many states, compared with $10,550 in political advertising revenues in 1999. Revenues improved most significantly in the Dallas/Fort Worth, Seattle/Tacoma, Phoenix, Charlotte and Austin markets, primarily in the automotive and .com advertising categories. Revenues declined in Houston, St. Louis, Portland, Hampton/Norfolk, Louisville and Spokane due primarily to political advertising losses compared with 1998. Excluding political revenues in 1999 and 1998, spot advertising revenues increased 6.1 percent in 1999 compared with 1998.

     Broadcasting operating cash flow of $257,111 in 1999 was 2.5 percent better than operating cash flow of $250,796 in 1998. The 1999 broadcasting operating cash flow margin was 40.3 percent, compared with 40 percent in 1998. Cash expenses in 1999 were up 1.1 percent over 1998 cash expenses. Excluding the effect of a $6,996 charge in 1998 for early retirement and other employee reduction initiatives and a $2,632 charge in 1999 for programming write-downs, operating cash flow in 1999 increased .8 percent over 1998 operating cash flow, the operating cash flow margin was 40.8 percent and 41.1 percent in 1999 and 1998, respectively, and 1999 cash expenses increased 2.3 percent over 1998 cash expenses. Excluding the charges, salaries, wages and employee benefits costs in 1999 were flat compared with 1998, and other production, distribution and operating costs in 1999 increased 3.8 percent over 1998 primarily due to higher programming costs. Outside services and sales project expenses were also higher in 1999 than 1998, offset somewhat by savings in communications expense.

NEWSPAPER PUBLISHING DIVISION

     Newspaper publishing revenues of $822,655 for 1999 increased 3.4 percent over 1998 revenues of $795,623. Revenues increased at each of Belo's major market newspapers, including 1.8 percent at The Dallas Morning News, 4.9 percent at The Providence Journal and 10 percent at The Press-Enterprise. In 1999, advertising revenues comprised 85 percent, circulation revenues accounted for 12 percent and commercial printing contributed most of the remainder of total newspaper publishing revenues.

     Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

Year ended December 31,          1999      1998    % Change
                               ------    ------    --------
Full-run ROP inches(1)
     Classified                 1,931     1,989      (2.9)%
     Retail(2)                  1,040     1,053      (1.2)%
     General                      340       304      11.8%
                               ------    ------      ----
         Total                  3,311     3,346      (1.0)%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

(2) Full-run ROP inches for the Retail category have been restated to conform to current year presentation.

     DMN classified advertising revenues declined 5.4 percent in 1999 compared with 1998 due to lower volumes in employment advertising, which had been down over the previous 18 months due in part to low unemployment levels in the Dallas/Fort Worth metropolitan area. Real estate and automotive classified advertising volumes improved, partially offsetting the declines in the employment category. Retail advertising revenue at DMN improved 3.3 percent overall, despite the 1.2 percent decline in full-run retail volume, due to higher average rates. Department store linage was flat in 1999 when compared with 1998 linage. General advertising revenues increased 24 percent as both average rates and volumes were higher in 1999 than in 1998. Circulation revenues at DMN were up 1.6 percent over 1998 due to both slightly higher daily and Sunday circulation volumes, as well as the effect of a home delivery rate increase implemented at the end of 1998.

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

     Newspaper operating cash flow for 1999 was $236,543, an increase of 12 percent compared with $211,219 in 1998. Operating cash flow margin was 28.8 percent in 1999 compared with 26.5 percent in 1998. Cash expenses in 1999 were up .3 percent over 1998. Excluding the effect of early retirement charges of $690 and $6,344 in the fourth quarters of 1999 and 1998, respectively, operating cash flow increased 9 percent, the operating cash flow margin improved from 27.3 percent to 28.8 percent and cash expenses increased 1.3 percent. Substantial savings in newsprint, ink and other supplies expense were realized in 1999 as the net average cost per metric ton of newsprint in 1999 was 14 percent lower than in 1998. Communications expense was also lower in 1999 compared with 1998. These savings were offset, however, by higher 1999 compensation and benefits expense, due to incentive bonuses and an increase in the number of employees and higher outside services and advertising and promotion costs.

INTERACTIVE MEDIA

     Revenues in the interactive media segment for 1999 were $7,289 compared with $3,823 in 1998. The cash flow deficit grew to $8,106 in 1999 compared to $2,575 in 1998 as a result of expenses exceeding revenues at the interactive operations and start-up spending at BI.

OTHER

     Other revenues of $11,849 in 1999 were 10.4 percent higher than 1998 revenues of $10,736 due to an increase at NWCN and the start-up of TXCN, which began broadcasting on January 1, 1999. The operating cash flow deficit in 1999 of $4,990 was primarily due to start-up efforts at TXCN, as NWCN produced near break-even results for the first time since it began operations in 1995.

                         LIQUIDITY AND CAPITAL RESOURCES
           (dollars in thousands, except share and per share amounts)

     Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On an as reported basis, 2000 net cash provided by operations was $253,428, compared with $220,814 in 1999. Net cash provided by operations was used primarily to fund capital expenditures, investments, acquisitions and common stock dividends. Net cash provided by operations, along with cash proceeds from the sale of subsidiaries of $233,316 was used to repurchase $171,712 of treasury stock and pay down debt. As a result, total debt decreased $66,547 from December 31, 1999.

     At December 31, 2000, Belo had $1 billion in fixed-rate debt securities as follows: $250,000 of 6-7/8% Senior Notes due 2002; $300,000 of 7-1/8% Senior
Notes due 2007; $200,000 of 7-3/4% Senior Debentures due 2027; and $250,000 of 7-1/4% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.3 percent. Belo also has $500,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management.

     At December 31, 2000, Belo had a $1 billion variable-rate revolving credit agreement with a syndicate of 24 banks under which borrowings were $725,000. Borrowings under the agreement mature upon expiration of the agreement on August 29, 2002, with one-year extensions possible through August 29, 2004, at the request of Belo and with the consent of the participating banks. In addition, Belo had $58,100 of short-term unsecured notes outstanding at December 31, 2000. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements. Available borrowings under Belo's revolving credit agreement at December 31, 2000 were $275,000. Belo is required to maintain certain financial ratios as of the end of each quarter, as defined in its revolving credit agreement. For the four quarters ended December 31, 2000, Belo's ratio of funded debt to pro forma operating cash flow, which is not to exceed 5.0, was 3.8. Belo's interest coverage ratio for the four quarters ended December 31, 2000 was
3.6 times, compared with a minimum coverage requirement of 2.5 times.

     On March 1, 2000, Belo acquired KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona for $16,100 in cash. Belo previously operated the stations under local marketing agreements. During the fourth quarter of 2000, Belo sold The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV, the CBS affiliate in Tulsa, Oklahoma, for cash proceeds of $233,316.

      On July 28, 2000, the Company announced that its Board of Directors had authorized the repurchase of up to an additional 25,000,000 shares of Belo common stock. The Company had 2,759,044 shares remaining under a previous authorization. During 2000, Belo purchased 9,642,325 treasury shares for an aggregate cost of $171,712. The remaining authorization for the repurchase of shares as of December 31, 2000 was 18,116,719 shares.

     During 2000, Belo paid dividends of $32,814 or 28 cents per share on Series A and Series B Common Stock outstanding, compared with $30,772 or 26 cents per share during 1999.

     Total capital expenditures for 2000 were $104,427. Belo's television stations spent $41,528, primarily on new broadcast equipment, including $16,469 for equipment to be used in the transmission of digital television ("DTV"). Newspaper publishing capital expenditures of $44,490 included $20,025 related to the installment of a new press at DMN and amounts for certain equipment and system replacements. Capital spending in 2001 is expected to be approximately $112,000 and includes $15,000 for additional DTV expenditures. The $112,000 also includes approximately $11,000 for system initiatives and other equipment at BI. As of December 31, 2000, required future payments for capital projects in 2001 were approximately $15,000, which includes $12,100 for DTV equipment and press equipment. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

     In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the fourth quarter of 2000, Belo recorded a reserve of $28,500 related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary.

     The expenses of Belo's interactive operations will continue to exceed revenues in 2001 as it continues to develop its business. The 2001 operating cash flow deficit for BI is expected to be approximately $17,000.

     In 2000, Belo announced the formation of a series of news partnerships with Time Warner Cable. The Time Warner agreements call for the creation of 24-hour news channels in Houston and San Antonio. During 2000, an investment of $900 was made related to the Time Warner partnerships. Belo expects to make additional investments of $13,500 in the Time Warner partnerships during 2001, the majority of which will be used to fund capital expenditures.

     The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

                                  OTHER MATTERS

     On January 25, 2001, Belo announced that it had agreed to purchase KTTU-TV, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash, subject to approval by the FCC. Belo currently operates KTTU under a local marketing agreement with Clear Channel Communications, Inc.

MARKET RISKS

     The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 4 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 2000 and 1999, the fair value of Belo's fixed-rate debt was estimated to be $918,680 and $948,435, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 2000 and 1999 was $1,000,000.

     Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. A hypothetical 10 percent decrease in interest rates would increase the fair value of the Company's fixed-rate debt by $52,741 at December 31, 2000 ($57,521 at December 31, 1999). With respect to the floating-rate debt, a 10 percent change in interest rates would result in annual changes in Belo's pre-tax earnings and cash flows of $5,538 and $5,530, at December 31, 2000 and 1999, respectively.

     In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. The average price of newsprint is expected to be higher in 2001 than in 2000, although future prices for newsprint cannot be predicted with certainty. Belo believes the newsprint environment for 2001, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

         During 1999 and 2000, as part of its overall interactive strategy, Belo made investments in Internet-related companies which, in most instances, are in the form of illiquid securities of private companies. These companies typically are in an early stage of development and may incur substantial losses. In the fourth quarter of 2000, Belo recorded a reserve of $28,500 related to its Internet investments. Belo may incur additional charges related to the valuation of these investments if the companies are not successful. A 10 percent change in the value of these investments would result in a change in fair value of approximately $3,500.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Belo Corp.

We have audited the accompanying consolidated balance sheets of Belo Corp. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo Corp. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ERNST & YOUNG LLP



Dallas, Texas
February 8, 2001

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                  Years ended December 31,
                                                                          -----------------------------------------
In thousands, except per share amounts                                       2000            1999          1998
                                                                          -----------    -----------    -----------
NET OPERATING REVENUES (Note 3)
     Broadcasting                                                         $   699,503    $   598,637    $   593,426
     Newspaper publishing                                                     872,688        816,976        784,327
     Interactive media                                                         10,401          6,520          3,214
     Other                                                                     14,345         11,849         10,736
     Intercompany elimination                                                  (8,125)            --             --
                                                                          -----------    -----------    -----------
         Total net operating revenues                                       1,588,812      1,433,982      1,391,703
                                                                          -----------    -----------    -----------
OPERATING COSTS AND EXPENSES
     Salaries, wages and employee benefits (Note 6)                           532,492        482,256        455,526
     Other production, distribution and operating costs (Note 8)              400,293        356,717        343,582
     Newsprint, ink and other supplies                                        168,329        161,553        173,911
     Depreciation                                                             100,706         91,819         84,578
     Amortization (Note 3)                                                     84,266         77,142         74,864
     Non-recurring charges (Note 2)                                                --             --         26,157
                                                                          -----------    -----------    -----------
         Total operating costs and expenses                                 1,286,086      1,169,487      1,158,618
                                                                          -----------    -----------    -----------
              Earnings from operations                                        302,726        264,495        233,085
                                                                          -----------    -----------    -----------
OTHER INCOME AND EXPENSE
     Interest expense (Note 4)                                               (132,780)      (110,608)      (107,638)
     Gains on the sale of subsidiaries and investments (Notes 3 and 10)       104,628        117,766             --
     Other, net (Note 10)                                                      (7,740)         4,800          5,013
                                                                          -----------    -----------    -----------
         Total other income and expense                                       (35,892)        11,958       (102,625)
                                                                          -----------    -----------    -----------
EARNINGS
     Earnings before income taxes                                             266,834        276,453        130,460
     Income taxes (Note 5)                                                    116,009         98,147         65,558
                                                                          -----------    -----------    -----------
         Net earnings (Note 12)                                           $   150,825    $   178,306    $    64,902
                                                                          ===========    ===========    ===========
Net earnings per share (Note 11):
     Basic                                                                $      1.29    $      1.51    $       .53
     Diluted                                                              $      1.29    $      1.50    $       .52

Weighted average shares outstanding (Note 11):
     Basic                                                                    116,754        118,322        123,508
     Diluted                                                                  117,198        119,177        124,836

Dividends per share                                                       $       .28    $       .26    $       .24
                                                                          -----------    -----------    -----------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

ASSETS                                                                December 31,
                                                                -----------------------
In thousands                                                       2000        1999
                                                                ----------   ----------
Current assets:
   Cash and temporary cash investments                          $   87,680   $   45,593
   Accounts receivable (net of allowance of $8,311
      and $6,881 at December 31, 2000 and 1999, respectively)      274,555      245,949
   Inventories                                                      24,928       23,539
   Deferred income taxes (Note 5)                                   13,415       13,288
   Other current assets                                             20,447       23,589
                                                                ----------   ----------
     Total current assets                                          421,025      351,958

Property, plant and equipment, at cost:

   Land                                                             75,201       78,090
   Buildings and improvements                                      280,051      280,244
   Broadcast equipment                                             298,799      303,447
   Newspaper publishing equipment (Note 2)                         281,314      255,182
   Other                                                           197,258      176,985
   Advance payments on plant and equipment
      expenditures (Note 8)                                         45,286       53,044
                                                                ----------   ----------
Total property, plant and equipment                              1,177,909    1,146,992
   Less accumulated depreciation                                   540,264      491,990
                                                                ----------   ----------

Property, plant and equipment, net                                 637,645      655,002

Intangible assets, net (Note 3)                                  2,710,209    2,853,192
Other assets (Note 10)                                             124,381      116,112
                                                                ----------   ----------
     Total assets                                               $3,893,260   $3,976,264
                                                                ----------   ----------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                   December 31,
                                                                                  -----------------------
In thousands, except share and per share amounts                                     2000         1999
                                                                                  ----------   ----------
Current liabilities:
   Accounts payable                                                               $   74,979   $   69,891
   Accrued compensation and benefits                                                  64,697       58,929
   Other accrued expenses                                                             62,466       50,395
   Income taxes payable (Note 5)                                                      64,096       45,038
   Advance subscription payments                                                      20,428       20,202
   Accrued interest payable                                                           16,017       15,383
                                                                                  ----------   ----------

       Total current liabilities                                                     302,683      259,838

Long-term debt (Note 4)                                                            1,789,600    1,849,490
Deferred income taxes (Note 5)                                                       404,221      422,465
Other liabilities                                                                     47,348       54,634

Commitments and contingent liabilities (Note 8)

Shareholders' equity (Notes 7 and 9):

   Preferred stock, $1.00 par value.  Authorized 5,000,000 shares; none issued
   Common stock, $1.67 par value.  Authorized 450,000,000 shares
         Series A:  Issued and outstanding 90,993,229 and 99,515,495 shares
           at December 31, 2000 and 1999, respectively;                              151,959      166,191
         Series B:  Issued and outstanding 18,860,440 and 19,142,616 shares
           at December 31, 2000 and 1999, respectively.                               31,497       31,968
   Additional paid-in capital                                                        825,103      885,522
   Retained earnings                                                                 340,849      306,156
                                                                                  ----------   ----------

     Total shareholders' equity                                                    1,349,408    1,389,837
                                                                                  ----------   ----------

       Total liabilities and shareholders' equity                                 $3,893,260   $3,976,264
                                                                                  ----------   ----------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Dollars in thousands                                                         Three years ended December 31, 2000
                                                   -----------------------------------------------------------------------------
                                                                    COMMON STOCK
                                                                                                    Additional
                                                     Shares          Shares                           Paid-in        Retained
                                                     Series A        Series B          Amount         Capital        Earnings
                                                   -----------      ----------        --------      ----------       ---------
BALANCE AT DECEMBER 31, 1997                        52,998,586       9,283,001        $104,011      $1,015,345       $ 203,276
   Exercise of stock options                           298,185         169,557             781           8,173
   Change in valuation of incentive plans                                                                  392
   Restricted shares                                   (18,540)                            (31)           (528)
   Tax benefit from long-term incentive plan                                                             3,900
   Employer's matching contribution to
        Savings and Investment Plan                                    267,824             447           6,912
   Reclassification of unrealized gains
        subsequently recognized in net earnings
   Purchases and subsequent retirement of
         treasury stock                             (6,727,400)                        (11,235)        (49,706)        (68,845)
   Two-for-one stock split                          53,306,307       9,347,634         104,632        (104,632)
   Net earnings                                                                                                         64,902
   Cash dividends                                                                                                      (29,694)
   Conversion of Series B to Series A                  171,753        (171,753)
                                                   -----------      ----------        --------      ----------       ---------
BALANCE AT DECEMBER 31, 1998                       100,028,891      18,896,263        $198,605      $  879,856       $ 169,639
   Exercise of stock options                           391,430         121,800             857           5,620
   Change in valuation of incentive plans                                                                  166
   Tax benefit from long-term incentive plan                                                             1,466
   Employer's matching contribution to
        Savings and Investment Plan                                    407,027             680           7,207
   Purchases and subsequent retirement of
        treasury stock                              (1,187,300)                         (1,983)         (8,793)        (11,017)
   Net earnings                                                                                                        178,306
   Cash dividends                                                                                                      (30,772)
   Conversion of Series B to Series A                  282,474        (282,474)
                                                   -----------      ----------        --------      ----------       ---------
BALANCE AT DECEMBER 31, 1999                        99,515,495      19,142,616        $198,159      $  885,522       $ 306,156
   Exercise of stock options                           354,813                             593           3,862
   Tax benefit from long-term incentive plan                                                               723
   Employer's matching contribution to
        Savings and Investment Plan                                    483,070             807           7,287
   Purchases and subsequent retirement of
        treasury stock                              (9,642,325)                        (16,103)        (72,291)        (83,318)
   Net earnings                                                                                                        150,825
   Cash dividends                                                                                                      (32,814)
   Conversion of Series B to Series A                  765,246        (765,246)
                                                   -----------      ----------        --------      ----------       ---------
BALANCE AT DECEMBER 31, 2000                        90,993,229      18,860,440        $183,456      $  825,103       $ 340,849

Dollars in thousands                                  Three years ended December 31, 2000
                                                   ---------------------------------------
                                                    Accumulated    Deferred
                                                       Other     Compensation-
                                                   Comprehensive  Restricted
                                                       Income        Shares         Total
                                                   ------------- -------------   ----------
BALANCE AT DECEMBER 31, 1997                          $ 4,144        $ (772)     $1,326,004
   Exercise of stock options                                                          8,954
   Change in valuation of incentive plans                                               392
   Restricted shares                                                    772             213
   Tax benefit from long-term incentive plan                                          3,900
   Employer's matching contribution to
        Savings and Investment Plan                                                   7,359
   Reclassification of unrealized gains
        subsequently recognized in net earnings        (4,144)                       (4,144)
   Purchases and subsequent retirement of
         treasury stock                                                            (129,786)
   Two-for-one stock split                                                               --
   Net earnings                                                                      64,902
   Cash dividends                                                                   (29,694)
   Conversion of Series B to Series A                                                    --
                                                      --------       ------      ----------
BALANCE AT DECEMBER 31, 1998                          $     --       $   --      $1,248,100
   Exercise of stock options                                                          6,477
   Change in valuation of incentive plans                                               166
   Tax benefit from long-term incentive plan                                          1,466
   Employer's matching contribution to
        Savings and Investment Plan                                                   7,887
   Purchases and subsequent retirement of
        treasury stock                                                              (21,793)
   Net earnings                                                                     178,306
   Cash dividends                                                                   (30,772)
   Conversion of Series B to Series A                                                   --
                                                      --------       ------      ----------
BALANCE AT DECEMBER 31, 1999                          $     --       $   --      $1,389,837
   Exercise of stock options                                                          4,455
   Tax benefit from long-term incentive plan                                            723
   Employer's matching contribution to
        Savings and Investment Plan                                                   8,094
   Purchases and subsequent retirement of
        treasury stock                                                             (171,712)
   Net earnings                                                                     150,825
   Cash dividends                                                                   (32,814)
   Conversion of Series B to Series A                                                    --
                                                      --------       ------      ----------
BALANCE AT DECEMBER 31, 2000                          $     --       $   --      $1,349,408



See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH PROVIDED (USED)                                              Years ended December 31,
                                                             -----------------------------------
In thousands                                                   2000         1999         1998
                                                             ---------    ---------    ---------
OPERATIONS
     Net earnings                                            $ 150,825    $ 178,306    $  64,902
     Adjustments to reconcile net earnings to net cash
       provided by operations:
          Net gain on sale of subsidiaries and investments     (65,367)     (93,897)          --
          Depreciation and amortization                        184,972      168,961      159,442
          Deferred income taxes                                (20,072)     (10,817)       1,705
          Non-cash charges for write-down of Internet
             investments and other non-recurring expenses       28,500           --       11,764
          Other non-cash expenses                                8,840       16,107       12,303
          Other, net                                            (6,339)     (10,099)      (2,037)
          Net change in current assets and liabilities:
             Accounts receivable                               (29,022)     (30,928)       9,560
             Inventories and other current assets               (1,978)      (8,191)         575
             Accounts payable                                   11,984       10,203        9,026
             Accrued compensation and benefits                   5,768          (93)     (10,782)
             Other accrued liabilities                           4,798       (3,673)      (4,080)
             Income taxes payable                              (19,481)       4,935      (17,506)
                                                             ---------    ---------    ---------
          Net cash provided by operations                      253,428      220,814      234,872
                                                             ---------    ---------    ---------

INVESTMENTS

     Capital expenditures                                     (104,427)     (92,386)    (102,927)
     Acquisitions                                              (26,805)    (386,528)          --
     Proceeds from sale of subsidiaries and investments        233,316      155,266        7,995
     Other investments                                         (46,866)     (44,462)          --
     Other, net                                                    297        2,282       (4,999)
                                                             ---------    ---------    ---------
          Net cash provided by (used for) investments           55,515     (365,828)     (99,931)
                                                             ---------    ---------    ---------

FINANCING

     Net borrowings for acquisitions                            16,100      298,796           --
     Net proceeds from (payments on) revolving debt            (82,647)     (81,552)      23,184
     Payments of dividends on stock                            (32,814)     (30,772)     (29,694)
     Net proceeds from exercise of stock options                 4,217        6,477        8,954
     Purchase of treasury stock                               (171,712)     (21,793)    (129,786)
                                                             ---------    ---------    ---------
          Net cash provided by (used for) financing           (266,856)     171,156     (127,342)
                                                             ---------    ---------    ---------

             Net increase in cash and
                temporary cash investments                      42,087       26,142        7,599
                                                             ---------    ---------    ---------

Cash and temporary cash investments at beginning of year        45,593       19,451       11,852

Cash and temporary cash investments at end of year           $  87,680    $  45,593    $  19,451
                                                             ---------    ---------    ---------
SUPPLEMENTAL DISCLOSURES (Note 13)

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Principles of Consolidation The consolidated financial statements include the accounts of Belo Corp. (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions.

         For the year ended December 2000, the intercompany elimination removes $6,677, $1,308, $82 and $58 of revenues for Broadcasting, Newspaper publishing, Interactive media and Other, respectively, for advertising provided primarily to the Interactive media segment.

         All dollar amounts are in thousands, except per share amounts, unless otherwise indicated. Certain amounts for prior years have been reclassified to conform to the current year presentation.

B) Cash and Temporary Cash Investments Belo considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C) Accounts Receivable Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $10,972, $7,131 and $6,497 in 2000, 1999 and 1998, respectively. Accounts written off during 2000, 1999 and 1998 were $9,542, $8,073 and $6,988, respectively.

D) Inventories Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value.

E) Property, Plant and Equipment Depreciation of property, plant and equipment is provided principally on a straight-line basis over the estimated useful lives of the assets as follows:

                                                                 ESTIMATED
                                                                USEFUL LIVES
                                                                ------------
              Buildings and improvements                         5-30 years
              Broadcast equipment                                5-15 years
              Newspaper publishing equipment                     5-20 years
              Other                                              3-10 years

F) Intangible Assets, Net Intangible assets consist of excess cost over values assigned to tangible assets of purchased subsidiaries and are amortized primarily on a straight-line basis over 40 years. Accumulated amortization of intangible assets was $398,238 and $339,744 at December 31, 2000 and 1999, respectively. The carrying values of all intangible assets are periodically reviewed to determine whether impairment exists, and adjustments to net realizable value are made as needed. No such adjustments were required in any of the periods presented.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I) Advertising Expense The cost of advertising is expensed as incurred. Belo incurred $31,678, $28,034 and $25,858 in advertising and promotion costs during 2000, 1999 and 1998, respectively.

J) Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

K) Recent Accounting Pronouncements In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of SFAS No. 133," which amended previously issued pronouncements and established reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 138 is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 2000. Belo will adopt SFAS No. 138 in the first quarter of fiscal 2001 and does not expect adoption to have a significant impact on its consolidated financial position or results of operations because the Company does not have significant derivative activity.


NOTE 2:  NON-RECURRING CHARGES

     Earnings from operations for 1998 include non-recurring charges of $26,157 comprised primarily of an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News ("DMN") and separation costs of $14,229 associated with 189 employees who accepted a voluntary early retirement offer and 31 employees who were terminated under other employee reduction initiatives. The workforce reduction initiatives were the result of the Company's ongoing review of its operations and organizational structure.

     The press write-down followed a decision by DMN to replace one of its less productive presses with a new $36,000 WIFAG press that offers improved production capacity and greater flexibility. The write-down of the press resulted in a remaining estimated salvage value of $2,000. The salvage value was based upon a third-party estimate of current market rates for used press equipment. The press write-down resulted in lower annual depreciation expense of approximately $900.

     The $14,229 charge for certain employee-related costs includes $12,449 of cash payments made as of December 31, 1998, $946 made in January 1999 and the remaining $834 to be paid in monthly installments through December 31, 2001, under contractual arrangements.

NOTE 3:  ACQUISITIONS AND DISPOSITIONS

     On March 1, 2000, Belo acquired KONG-TV in Seattle/Tacoma, Washington and KASW-TV in Phoenix, Arizona for $16,100 in cash. Belo previously operated both stations under local marketing agreements.

     During the fourth quarter of 2000, Belo completed the sales of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV (CBS) in Tulsa, Oklahoma. Cash proceeds of $233,316 were received and gains of $104,628 ($65,367 net of taxes) were recognized on the transactions. The Company's basis in these entities was primarily in intangible assets. The reduction in net intangible assets resulting from these sales, partially offset by increases resulting from 2000 acquisitions, will result in lower annual amortization expense of approximately $2,900.

     On June 1, 1999, Belo acquired ABC affiliate KVUE-TV in Austin, Texas, in exchange for ABC affiliate KXTV in Sacramento, California and $55,000 in cash consideration. The transaction was accounted for as a purchase and recorded based on the fair value of the assets exchanged, resulting in a non-cash gain on the transaction of $50,312 ($49,060 net of taxes).

     On October 29, 1999, Belo completed the sale of KASA-TV in Albuquerque, New Mexico, and KHNL-TV in Honolulu, Hawaii, along with its rights to operate KFVE-TV in Honolulu under a local marketing agreement, for $88,000. A gain of $20,448 ($16,348 net of taxes) was recognized on the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On November 1, 1999, Belo completed the acquisition of independent television station KTVK-TV in Phoenix, Arizona, along with the rights to operate WB affiliate KASW-TV in Phoenix through a local marketing agreement and an option to purchase KASW-TV. The acquisition also included a 50 percent interest in a cable news joint venture. The acquisition price was $315,000 in cash and was partially funded with $88,000 in proceeds from the sale of KASA and KHNL, with the remaining funding provided by borrowings under Belo's revolving credit facility.

     The 1999 and 2000 acquisitions were accounted for as purchases and recorded based on the fair value of the assets acquired. In each transaction, substantially all of the purchase price was allocated to intangible assets, which are amortized on a straight-line basis over 40 years.

     Results of 1999 and 2000 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.

NOTE 4:  LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 2000 and 1999:

                                                                              2000            1999
                                                                         -----------     -----------
                  6-7/8% Senior Notes Due June 1, 2002                   $   250,000     $   250,000
                  7-1/8% Senior Notes Due June 1, 2007                       300,000         300,000
                  7-3/4% Senior Debentures Due June 1, 2027                  200,000         200,000
                  7-1/4% Senior Debentures Due September 15, 2027            250,000         250,000
                                                                         -----------     -----------
                       Fixed-rate debt                                     1,000,000       1,000,000

                  Revolving credit agreement, including
                     short-term unsecured notes classified
                     as long-term                                            783,100         842,900
                  Other                                                        6,610          13,357
                  Less:  current maturities of long-term debt                   (110)         (6,767)
                                                                         -----------     -----------
                  Total                                                  $ 1,789,600     $ 1,849,490
                                                                         -----------     -----------

     The Company's long-term debt maturities for the five years following December 31, 2000 are $110 in 2001, $1,033,200 in 2002 and $0 in 2003, 2004 and
2005. Of the amount due in 2002, $725,000 represents revolving debt and $58,100 represents short-term unsecured notes which could be converted, at the Company's option, to revolving debt.

     At the end of 2000, Belo had a $1 billion revolving credit facility. Loans under the revolving credit agreement bear interest at a rate based, at Belo's option, on the bank's alternate base rate, certificate of deposit rate, LIBOR or competitive bid. The rate obtained through competitive bid is either a Eurodollar rate or a rate agreed to by Belo and the bank. At December 31, 2000 and 1999, the weighted average interest rates for borrowings under the revolving credit agreement, which includes a facility fee of up to 0.15 percent on the total commitment, were 7.1 percent and 6.6 percent, respectively. Borrowings under the agreement mature upon expiration of the agreement on August 29, 2002, with one-year extensions possible through August 29, 2004, at the request of Belo and with the consent of the participating banks. The carrying value of borrowings under Belo's revolving credit agreement approximates fair value.

     The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0, (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.0 to 1.0 and (3) an Interest Coverage ratio of not less than 2.5 to 1.0, all as such terms are defined in the agreement. At December 31, 2000, Belo was in compliance with these requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During 2000, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 7.4 percent and 6.0 percent at December 31, 2000 and 1999, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $58,100 and $12,900 of short-term notes outstanding at December 31, 2000 and 1999, respectively, have been classified as long-term.

     During 1997, the Company issued $1 billion in fixed-rate debt. The net proceeds from these debt offerings were used to retire debt previously outstanding under the Company's revolving credit facility. At December 31, 2000, the weighted average effective interest rate on the fixed-rate debt was 7.3 percent and the fair value was $81,320 less than the carrying value. At December 31, 1999, the fair value of this same debt was $51,565 less than the carrying value. The fair value at December 31, 2000 and 1999, respectively, was estimated using quoted market prices for those publicly traded instruments.

     In 2000, 1999 and 1998, Belo incurred interest costs of $135,178, $113,160 and $109,318, respectively, of which $2,398, $2,552 and $1,680, respectively, were capitalized as components of construction cost.

     At December 31, 2000, Belo had outstanding letters of credit of $10,595 issued in the ordinary course of business.

NOTE 5:  INCOME TAXES

     Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Income tax expense for the years ended December 31, 2000, 1999 and 1998 consists of the following:

                                      2000           1999           1998
                                    ---------     ---------     ---------
         Current
              Federal               $ 121,560     $ 109,459     $  53,812
              State                    16,427         9,978        10,041
                                    ---------     ---------     ---------
                   Total current      137,987       119,437        63,853
         Deferred
              Federal                 (24,707)      (25,183)       (2,200)
              State                     2,729         3,893         3,905
                                    ---------     ---------     ---------
                   Total deferred     (21,978)      (21,290)        1,705
                                    ---------     ---------     ---------
         Total tax expense          $ 116,009     $  98,147     $  65,558

         Effective tax rate              43.5%         35.5%         50.3%
                                    ---------     ---------     ---------

     Income tax provisions for the years ended December 31, 2000, 1999 and 1998 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

                                                    2000         1999          1998
                                                  ---------    ---------    ---------
         Computed expected income tax expense     $  93,392    $  96,759    $  45,661
         Non-taxable gain on like-kind exchange          --      (19,969)          --
         Amortization of excess cost                 11,314       11,415       11,533
         State income taxes                          12,452        9,016        9,065
         Other                                       (1,149)         926         (701)
                                                  ---------    ---------    ---------
                                                  $ 116,009    $  98,147    $  65,558
                                                  ---------    ---------    ---------

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Significant components of Belo's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

                                                       2000       1999
                                                     --------   --------
Deferred tax liabilities:
    Excess tax depreciation and amortization         $449,138   $461,764
    Basis differences in investments                       --      2,724
    Expenses deductible for tax purposes in a year
        different from the year accrued                 1,212        779
    Other                                               5,780      3,855
                                                     --------   --------
        Total deferred tax liabilities                456,130    469,122
                                                     --------   --------

Deferred tax assets:
    Deferred compensation and benefits                  7,438      9,457
    State net operating losses                            460      3,979
    State taxes                                         7,326      6,208
    Expenses deductible for tax purposes in a year
        different from the year accrued                27,658     25,489
    Basis differences in investments                    6,927         --
    Other                                              15,515     14,812
                                                     --------   --------
        Total deferred tax assets                      65,324     59,945
                                                     --------   --------
             Net deferred tax liability              $390,806   $409,177
                                                     --------   --------


    State net operating loss carryforwards are generally associated with entities acquired in the PJC acquisition and have expiration dates ranging from 2002 through 2004.

NOTE 6:  EMPLOYEE RETIREMENT PLANS

     Effective July 1, 2000, Belo amended its defined contribution plan to increase its contribution and close its noncontributory defined benefit plan to new participants. Current employees were given the option of continuing in the noncontributory defined benefit pension plan ("Pension Plan") and the current defined contribution plan ("Classic Plan") or selecting the new enhanced defined contribution plan ("Star Plan").

     Employees who selected the Star Plan had their years of service in the Pension Plan frozen as of July 1, 2000. The Star Plan is a profit sharing plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements of Code section 401(k). The Star Plan covers substantially all employees that meet certain service requirements. Both the participants and Belo make contributions to the Star Plan. For each payroll period beginning July 1, 2000, Belo contributes an amount equal to 2 percent of the compensation paid to eligible employees and matches a specified percentage of employees' contributions under the Star Plan.

     Belo matches a percentage of the employees' contribution under the Classic Plan but does not make the 2 percent contribution of the participant's compensation. Belo's contributions to its defined contribution plans totaled $10,841, $9,556 and $8,267 in 2000, 1999 and 1998, respectively.

     Belo's Pension Plan covers individuals who were employees prior to July 2000. The benefits are based on years of service and the average of the employee's five consecutive years of highest annual compensation earned during the most recently completed 10 years of employment. The funding policy is to contribute annually to the Pension Plan amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, but not in excess of the maximum tax deductible contribution.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table sets forth the Pension Plan's funded status and prepaid pension costs (included in Other assets on the Consolidated Balance Sheets) at December 31, 2000 and 1999:

                                         2000        1999
                                      ---------    ---------
Accumulated benefit obligation        $(253,809)   $(231,028)
                                      ---------    ---------
Projected benefit obligation          $(315,069)   $(297,864)
Estimated fair value of plan assets     327,938      334,121
                                      ---------    ---------
Funded status                            12,869       36,257
Unrecognized net gain                   (12,154)     (32,458)
Unrecognized prior service cost           1,330          407
                                      ---------    ---------
Prepaid pension cost                  $   2,045    $   4,206
                                      ---------    ---------

     Changes in plan assets for the years ended December 31, 2000 and 1999 were as follows:

                                              2000         1999
                                            ---------    ---------
Fair value of plan assets at January 1,     $ 334,121    $ 302,831
Actual return on plan assets                    7,482       44,492
Benefits paid                                 (13,665)     (13,202)
                                            ---------    ---------
Fair value of plan assets at December 31,   $ 327,938    $ 334,121
                                            ---------    ---------

     Changes in plan benefit obligation for the years ended December 31, 2000 and 1999 were as follows:

                                          2000           1999
                                        ---------    ---------
Benefit obligation as of January 1,     $ 297,864    $ 304,375
Actuarial gains                            (2,579)     (27,359)
Service cost                               10,651       12,652
Interest cost                              22,095       21,398
Benefits paid                             (13,665)     (13,202)
Amendments                                    703           --
                                        ---------    ---------
Benefit obligation as of December 31,   $ 315,069    $ 297,864
                                        ---------    ---------

     The net periodic pension cost for the years ended December 31, 2000, 1999 and 1998 includes the following components:

                                                      2000       1999        1998
                                                   --------    --------    --------
Service cost - benefits earned during the period   $ 10,651    $ 12,652    $ 11,089
Interest cost on projected benefit obligation        22,095      21,398      19,404
Expected return on assets                           (30,365)    (27,328)    (25,875)
Amortization of:
     Net asset                                           --          --        (371)
     Unrecognized prior service cost                   (220)       (220)       (220)
     Unrecognized loss                                   --         430         311
                                                   --------    --------    --------
Net periodic pension cost                          $  2,161    $  6,932    $  4,338
                                                   --------    --------    --------

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Assumptions used in accounting for the defined benefit plan are as follows:

                                                            2000    1999     1998
                                                            ----    ----     ----
Discount rate in determining benefit obligation             7.50%   7.75%    7.00%
Discount rate in determining net periodic pension cost      7.75%   7.00%    7.25%
Expected long-term rate of return on assets                 9.75%   9.75%   10.25%
Rate of increase in future compensation                     5.50%   5.50%    5.50%


     Belo also sponsors non-qualified retirement plans for key employees. Expense for the plans recognized in 2000, 1999 and 1998 was $1,026, $901 and $1,316, respectively.

NOTE 7:  LONG-TERM INCENTIVE PLAN

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

    The non-qualified options granted to employees under Belo's long-term incentive plan become exercisable in cumulative installments over periods of three to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 7,381,936 and 469,549 at December 31, 2000 and 1999, respectively.

    Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table:

                                             2000                       1999                       1998
                                  ------------------------   ------------------------    -----------------------
                                                  Weighted                   Weighted                   Weighted
                                   Number of      Average     Number of      Average      Number of     Average
                                    Options        Price       Options        Price        Options       Price
                                  ----------      --------   -----------     --------    -----------    --------
Outstanding at January 1,         12,012,995       $18.35      9,406,008      $17.78       4,222,341     $34.31
     Two-for-one stock split              --           --             --          --       3,951,488     $17.16
     Granted                       3,489,745       $17.28      3,288,670      $19.23       1,882,027     $18.16
     Exercised                      (354,813)      $12.56       (513,230)     $12.62        (467,742)    $11.47
     Canceled                       (436,232)      $19.92       (168,453)     $21.58        (182,106)    $19.77
                                  -----------                -----------                 -----------
Outstanding at December 31,       14,711,695       $18.19     12,012,995      $18.35       9,406,008    $17.78
Exercisable at December 31,        8,170,000                   6,461,345                   5,388,934
                                  ----------      -------    ----------      -------     ------------    ------
Weighted average fair value of
     options granted                               $ 6.08                    $  5.82                    $ 4.76
                                  ----------      -------    ----------      -------     -----------     ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about non-qualified stock options outstanding at December 31, 2000:

                          Number of      Weighted Average   Weighted Average    Number of   Weighted Average
          Range of         Options          Remaining           Exercise         Options        Exercise
       Exercise Prices   Outstanding       Life (years)           Price        Exercisable        Price
       ---------------   -----------     ----------------   ----------------   -----------  ----------------
           $ 7 - 11          582,820 (a)        1.6              $ 9.23          582,820         $ 9.23
           $12 - 16        1,218,736 (b)        3.4              $13.06        1,193,736         $13.01
           $17 - 20       11,214,475 (c)        8.1              $17.99        4,721,080         $18.14
           $22 - 27        1,695,664 (c)        6.9              $26.23        1,672,364         $26.28
                          ----------                                           ---------
           $ 7 - 27       14,711,695            7.3              $18.19        8,170,000         $18.42

(a)  Comprised of Series A Shares

(b)  Comprised of Series A Shares, except for 25,000 Series B Shares

(c)  Comprised of Series B Shares

    Pro forma information regarding net earnings and earnings per share has been determined as if Belo had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.61 percent, 6.40 percent and 4.62 percent, respectively; dividend yields of 1.62 percent, 1.35 percent and 1.33 percent, respectively; volatility factors of the expected market price of Belo's common stock of .288, .256 and .243, respectively; and weighted average expected lives of the options of approximately 7, 5 and 5 years, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma information presented below is not necessarily indicative of the effects on reported or pro forma net earnings for future years. The Company's pro forma information for the three years ended December 31, 2000 follows:

                                     2000       1999       1998
                                   --------   --------   -------
Pro forma net earnings             $141,766   $172,313   $59,179
Pro forma net earnings per share   $   1.24   $   1.47   $   .48

    Belo's long-term incentive plan also provides for the grant of restricted shares of Series A Common Stock. These restricted shares generally vest over a four-year period and contain certain performance requirements for a portion of the shares. All restricted shares issued and outstanding became fully vested as of December 31, 1998. No additional restricted shares were granted in 1999 or 2000. Restricted stock activity for the year ended December 31, 1998 is summarized in the following table. Amounts shown in this table have not been retroactively restated to reflect the June 5, 1998 stock split.

                                                     1998
                                           -----------------------
                                                           Price
                                            Shares       Per Share
                                           ---------     ---------
Outstanding at January 1,                    85,392      $27 - 56
     Two-for-one stock split                 84,332      $13 - 28
     Vested                                (152,246)     $13 - 28
     Forfeited                              (17,478)     $13 - 28
                                           --------      --------
Outstanding at December 31,                      --            --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A provision for restricted shares is made ratably over the restriction period. Expense recognized under the plan for restricted shares was $167 in 1998.

NOTE 8:  COMMITMENTS AND CONTINGENT LIABILITIES

     Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.

     Commitments for the purchase of future broadcast rights totaled approximately $247,455, at December 31, 2000 for broadcasts scheduled through August 2007.

     Advance payments on plant and equipment expenditures at December 31, 2000 primarily relate to DTV equipment, newspaper production equipment and construction projects. Required future payments for capital expenditures for 2001, 2002, 2003 and 2004 are $15,454, $2,725, $1,076 and $1,594, respectively.
Required future payments for capital expenditures in 2001 include $12,100 for DTV equipment at eleven of the Company's stations and $2,825 for a new press at The Press-Enterprise.

     Total lease expense for property and equipment was $7,890, $8,617 and $8,293 in 2000, 1999 and 1998, respectively. Future minimum rental payments for operating leases at December 31, 2000 are as follows:

                                                     Operating
                                                       Leases
                                                     ---------
                 2001                                 $ 6,922
                 2002                                   5,443
                 2003                                   4,046
                 2004                                   3,355
                 2005                                   2,862
                 2006 & beyond                          7,624
                                                      -------
                 Total commitments                    $30,252

NOTE 9:  COMMON AND PREFERRED STOCK

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

     Each outstanding share of common stock is accompanied by one preferred share purchase right, which entitles shareholders to purchase 1/200 of a share of Series A Junior Participating Preferred Stock. The rights will not be exercisable until a party either acquires beneficial ownership of 30 percent of Belo's common stock or makes a tender offer for at least 30 percent of its common stock. At such time, each holder of a right (other than the acquiring person or group) will have the right to purchase common stock of Belo with a value equal to two times the exercise price of the right, which is initially $75 (subject to adjustment). In addition, if Belo is acquired in a merger or business combination, each right can be used to purchase the common stock of the surviving company having a market value of twice the exercise price of each right. Once a person or group has acquired 30 percent of the common stock but before 50 percent of the voting power of the common stock has been acquired, Belo may exchange each right (other than those held by the acquiring person or group) for one share of Company common stock (subject to adjustment). Belo may reduce the 30 percent threshold or may redeem the rights. The number of shares of Series A Junior Participating Preferred Stock reserved for possible conversion of these rights is equivalent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to 1/200 of the number of shares of common stock issued and outstanding plus the number of shares reserved for options outstanding and for grant under the 2000 Executive Compensation Plan and for options outstanding under Belo's predecessor plans. The rights will expire in 2006, unless extended.

     Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. In addition to 2,759,044 shares that were available for repurchase under a previous authorization, in July 2000, Belo's Board of Directors authorized the repurchase of up to 25,000,000 shares of common stock. As of December 31, 2000, Belo may purchase 18,116,719 shares under this authority. During 2000, 1999 and 1998, Belo purchased 9,642,325, 1,187,300 and 6,727,400 shares, respectively, of its Series A Common Stock at an aggregate cost of $171,712, $21,793 and $129,786, respectively. All shares were retired in the year of purchase.

NOTE 10:  OTHER INCOME AND EXPENSE

     During the fourth quarter of 2000, Belo recorded a gain of $18,953 ($12,190 net of taxes or 10 cents per share for the year) from a legal settlement.

     In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the fourth quarter of 2000, Belo recorded a reserve of $28,500 ($18,331 net of taxes or 16 cents per share) related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary. At December 31, 2000, the carrying value as adjusted by the reserve approximated the fair value of these investments.

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

NOTE 11:  EARNINGS PER SHARE

     The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for the three years ended December 31, 2000 (in thousands, except per share amounts):

                                                                      2000       1999        1998
                                                                    -------    -------     -------
       Weighted average shares for basic earnings per share         116,754    118,322     123,508
       Effect of employee stock options                                 444        855       1,328
                                                                    -------    -------     -------
       Weighted average shares for diluted earnings per share       117,198    119,177     124,836

       Options excluded due to exercise price in excess of
            average market price
                 Number outstanding                                  12,719      1,798       1,765
                 Weighted average exercise price                     $19.11     $26.19      $26.41
                                                                    -------    -------     -------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:  COMPREHENSIVE INCOME

     For the years ended December 31, 2000 and 1999, total comprehensive income of $150,825 and $178,306, respectively, was the same as reported income. Comprehensive income of $60,758 in 1998 was $4,144 less than the reported income of $64,902 due to a reduction totaling $5,251 (net of taxes of $2,827) for the reclassification of gains included in net earnings, partially offset by $1,107 (net of taxes of $596) for unrealized holding gains.

NOTE 13:  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information and significant non-cash investing and financing activities for the three years ended December 31, 2000, are as follows:

                                                           2000       1999       1998
                                                         --------   --------   --------
Supplemental cash flow information:
   Cash paid during the period for:
          Interest, net of amounts capitalized           $132,146   $107,045   $107,763
          Income taxes, net of refunds                   $116,539   $ 90,869   $ 84,407

Supplemental non-cash investing and financing activities:

                KXTV/KVUE asset exchange                 $     --   $112,098   $     --
                                                         --------   --------   --------

NOTE 14:  INDUSTRY SEGMENT INFORMATION

    Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the broadcasting industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas/Fort Worth, Houston, San Antonio and Austin, Texas; Seattle/Tacoma and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Hampton/Norfolk, Virginia; Louisville, Kentucky; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major publishing units are The Dallas Morning News, located in Dallas, Texas; The Providence Journal, located in Providence, Rhode Island; and The Press-Enterprise, located in Riverside, California. The Company has other newspaper operations in Arlington and Denton, Texas. The operations of the interactive media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the interactive media segment result primarily from the sale of advertising on Belo operating unit Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the other segment are generated from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Selected segment data for the years ended December 31, 2000, 1999 and 1998 is as follows and includes reclassification of 1998 results related to the Interactive media segment, which were primarily included with newspaper publishing operations:

                                     2000           1999           1998
                                 -----------    -----------    -----------
Net operating revenues
  Broadcasting (a)               $   699,503    $   598,637    $   593,426
  Newspaper publishing (b)           872,688        816,976        784,327
  Interactive media                   10,401          6,520          3,214
  Other                               14,345         11,849         10,736
  Intercompany elimination (c)        (8,125)            --             --
                                 -----------    -----------    -----------
                                 $ 1,588,812    $ 1,433,982    $ 1,391,703
                                 -----------    -----------    -----------
Earnings (loss) from operations
  Broadcasting (a)(d)            $   196,159    $   143,200    $   143,751
  Newspaper publishing (b)(e)        189,310        176,985        138,289
  Interactive media                  (26,743)        (8,908)        (2,778)
  Other                               (6,978)        (7,726)        (5,212)
  Corporate expenses (f)             (49,022)       (39,056)       (40,965)
                                 -----------    -----------    -----------
                                 $   302,726    $   264,495    $   233,085
                                 -----------    -----------    -----------
Depreciation and amortization
  Broadcasting                   $   113,394    $   102,725    $    94,992
  Newspaper publishing (g)            62,008         59,182         72,062
  Interactive media                    1,796            543             91
  Other                                3,407          2,736          1,030
  Corporate                            4,367          3,775          2,745
                                 -----------    -----------    -----------
                                 $   184,972    $   168,961    $   170,920
                                 -----------    -----------    -----------
Operating cash flow (h)
  Broadcasting                   $   309,553    $   245,925    $   238,743
  Newspaper publishing               251,318        236,167        210,351
  Interactive media                  (24,947)        (8,365)        (2,687)
  Other                               (3,571)        (4,990)        (4,182)
  Corporate                          (44,655)       (35,281)       (38,220)
                                 -----------    -----------    -----------
                                 $   487,698    $   433,456    $   404,005
                                 -----------    -----------    -----------
Identifiable assets
  Broadcasting                   $ 2,600,860    $ 2,665,186    $ 2,310,002
  Newspaper publishing             1,027,320      1,100,817      1,063,384
  Interactive media                   48,350         21,143            128
  Other                               21,531         23,525         23,922
  Corporate                          195,199        165,593        141,653
                                 -----------    -----------    -----------
                                 $ 3,893,260    $ 3,976,264    $ 3,539,089
                                 -----------    -----------    -----------
Capital expenditures
  Broadcasting                   $    41,528    $    40,859    $    55,035
  Newspaper publishing                44,490         40,036         25,847
  Interactive media                   12,007            124             --
  Other                                1,215          3,298         16,898
  Corporate                            5,187          8,069          5,147
                                 -----------    -----------    -----------
                                 $   104,427    $    92,386    $   102,927
                                 -----------    -----------    -----------

(a) Broadcasting results include KXTV through May 1999 and KASA and KHNL through October 1999. Results for KVUE are included beginning in June 1999 and KTVK results are reflected beginning in November 1999.

(b) Publishing results include the operations of the Denton Record-Chronicle beginning in July 1999. Results for The Gleaner are included through October 2000 and results for The Eagle are included through November 2000. The sale of the Messenger-Inquirer was completed effective December 31, 2000.

(c) The intercompany elimination removes $6,677, $1,308, $82 and $58 of revenues for the year ended December 2000 for Broadcasting, Newspaper publishing, Interactive media and Other, respectively, for advertising provided primarily to the Interactive media segment.

(d) Broadcasting earnings from operations for 1998 include a $6,996 charge for early retirement costs and other employee reduction initiatives.

(e) Newspaper publishing earnings from operations for 1998 include a non-cash charge for the write-down of a press at DMN of $11,478 and a charge of $6,344 for certain early retirement costs.

(f) Corporate expenses in 2000 include approximately $3,795 for early retirement costs.

(g) Newspaper publishing depreciation and amortization expense for 1998 includes the $11,478 non-cash charge for the write-down of a press at DMN.

(h) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, operating cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:  QUARTERLY RESULTS OF OPERATIONS (unaudited)

     Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 1999:

                                 1st Quarter  2nd Quarter  3rd Quarter   4th Quarter
                                 -----------  -----------  -----------   -----------
2000

Net operating revenues
     Broadcasting (a)             $ 152,975    $ 183,800    $ 169,969    $ 192,759
     Newspaper publishing (b)       206,117      223,374      218,048      225,149
     Interactive media                2,187        2,565        2,904        2,745
     Other                            3,219        3,489        3,848        3,789
     Intercompany elimination            --         (990)      (4,416)      (2,719)
                                  ---------    ---------    ---------    ---------
                                  $ 364,498    $ 412,238    $ 390,353    $ 421,723
                                  ---------    ---------    ---------    ---------
Earnings (loss) from operations
     Broadcasting (a)             $  31,653    $  58,480    $  43,696    $  62,330
     Newspaper publishing (b)        43,729       51,096       45,433       49,052
     Interactive media               (3,545)      (4,985)      (9,880)      (8,333)
     Other                           (1,508)      (1,621)      (1,431)      (2,418)
     Corporate expenses (c)         (11,091)     (11,465)     (11,668)     (14,798)
                                  ---------    ---------    ---------    ---------
                                  $  59,238    $  91,505    $  66,150    $  85,833
                                  ---------    ---------    ---------    ---------
Net earnings (d)                  $  15,393    $  32,259    $  17,522    $  85,651
                                  ---------    ---------    ---------    ---------
Basic earnings per share (d)      $     .13    $     .27    $     .15    $     .76
Diluted earnings per share (d)    $     .13    $     .27    $     .15    $     .76
                                  ---------    ---------    ---------    ---------

1999

Net operating revenues

     Broadcasting (e)             $ 131,255    $ 157,885    $ 138,374    $ 171,123
     Newspaper publishing (f)       191,344      204,708      202,038      218,886
     Interactive media                1,259        1,448        1,884        1,929
     Other                            2,762        2,861        2,998        3,228
                                  ---------    ---------    ---------    ---------
                                  $ 326,620    $ 366,902    $ 345,294    $ 395,166
                                  ---------    ---------    ---------    ---------
Earnings (loss) from operations
     Broadcasting (e)             $  21,479    $  46,866    $  28,777    $  46,078
     Newspaper publishing (f)        38,881       48,238       42,809       47,057
     Interactive media               (1,244)      (1,576)      (2,163)      (3,925)
     Other                           (1,718)      (1,948)      (1,959)      (2,101)
     Corporate expenses              (8,157)     (10,180)      (9,724)     (10,995)
                                  ---------    ---------    ---------    ---------
                                  $  49,241    $  81,400    $  57,740    $  76,114
                                  ---------    ---------    ---------    ---------
Net earnings (g)                  $  12,590    $  79,763    $  16,588    $  69,365
                                  ---------    ---------    ---------    ---------
Basic earnings per share (g)      $     .11    $     .68    $     .14    $     .59
Diluted earnings per share (g)    $     .11    $     .67    $     .14    $     .58
                                  ---------    ---------    ---------    ---------

(a) Beginning in the first quarter of 2000, broadcasting operating results reflect the March 1 acquisition of KONG in Seattle, Washington and KASW in Phoenix, Arizona, previously operated under local marketing agreements. The sale of KOTV in Tulsa, Oklahoma was completed on December 31, 2000.

(b) Fourth quarter 2000 results reflect the sale of The Gleaner in Henderson, Kentucky and The Eagle in Bryan-College Station, Texas on November 1 and December 1, respectively. The sale of the Messenger-Inquirer was completed effective December 31, 2000.

(c) Corporate expenses in fourth quarter 2000 include approximately $3,795 in early retirement costs.

(d) Net earnings and earnings per share in the fourth quarter of 2000 include gains of $65,367 (56 cents for the year) on the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, a benefit of $12,190 (10 cents for the year) related to a legal settlement and an $18,331 (16 cents) reserve for certain Internet investments.

(e) Beginning in the second quarter of 1999, broadcasting operating results reflect the exchange of KXTV in Sacramento, California for KVUE in Austin, Texas, effective June 1, 1999. Fourth quarter 1999 results reflect the sale of KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii on October 29, 1999 and the acquisition of KTVK in Phoenix, Arizona on November 1, 1999.

(f) Beginning in third quarter 1999, newspaper publishing results include the operations of the Denton Record-Chronicle, which was acquired on June 30, 1999.

(g) Net earnings and earnings per share in the second quarter of 1999 include a gain of $49,060 (41 cents) on the KXTV/KVUE exchange. Fourth quarter net earnings and earnings per share include a gain on the disposition of KASA and KHNL of $16,348 (14 cents) and a $28,489 (24 cents) gain on the sale of Belo's investment in Falcon Communications.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Belo is responsible for the preparation of the consolidated financial statements, as well as for their integrity and objectivity. Those statements are prepared using accounting principles generally accepted in the United States, they include amounts that are based on our best estimates and judgments, and we believe they are not misstated due to material fraud or error. Management has also prepared the other information in the Annual Report and is responsible for its accuracy and its consistency with the financial statements.

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

Management believes that as of December 31, 2000, Belo's system of internal control is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal control can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal controls should not exceed the value of the benefits derived.

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

/s/ Dunia A. Shive
Dunia A. Shive

Executive Vice President/Chief Financial Officer