Form 10-K, Exhibit 13
period 2001-12-31
BELO CORP
filed 2002-03-18
CIK 356080

                                                                      Exhibit 13

                            PORTIONS OF THE COMPANY'S
                       2001 ANNUAL REPORT TO SHAREHOLDERS

MARKET DATA

      The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years, and cash dividends attributable to each quarter for both the Series A and Series B Common Stock.

            --------------------------------------------------------------------
                                       HIGH       LOW         CLOSE    DIVIDENDS
            --------------------------------------------------------------------
            2001  Fourth Quarter     $19.15      $15.15      $18.75      $.075
                  Third Quarter      $19.52      $15.29      $16.04      $.075
                  Second Quarter     $20.10      $15.25      $18.84      $.075
                  First Quarter      $19.52      $15.50      $16.47      $.075
            --------------------------------------------------------------------
            2000  Fourth Quarter     $19.50      $15.20      $16.00      $.07
                  Third Quarter      $20.00      $16.75      $18.44      $.07
                  Second Quarter     $18.06      $14.88      $17.31      $.07
                  First Quarter      $18.88      $12.31      $17.88      $.07
            --------------------------------------------------------------------

      On February 15, 2002, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $20.67. There is no established public trading market for shares of Series B Common Stock. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 9,985 and 540, respectively.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2001. Certain amounts for the prior years have been reclassified to conform to the current year presentation, including reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment. Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements."

------------------------------------------------------------------------------------------------------------------------------
In thousands, except share and per share amounts          2001            2000            1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------
Television Group revenues (a)                      $   597,869     $   692,826     $   598,637     $   593,426     $   522,560
Newspaper Group revenues (b)                           737,481         871,380         816,976         784,327         693,777
Interactive Media revenues                              13,065          10,319           6,520           3,214             718
Other revenues (c)                                      16,163          14,287          11,849          10,736          17,149
------------------------------------------------------------------------------------------------------------------------------
Total net operating revenues                       $ 1,364,578     $ 1,588,812     $ 1,433,982     $ 1,391,703     $ 1,234,204
                                                   ===========================================================================
Net earnings (loss) (d)                            $    (2,686)    $   150,825     $   178,306     $    64,902     $    82,972
                                                   ===========================================================================
Per share amounts:
   Basic earnings (loss) per share (d)             $      (.02)    $      1.29     $      1.51     $       .53     $       .72
   Diluted earnings (loss) per share (d)           $      (.02)    $      1.29     $      1.50     $       .52     $       .71
   Cash dividends paid                             $       .30     $       .28     $       .26     $       .24     $       .22
Consolidated cash flow information: (e)
   Net cash provided by operations                 $   165,374     $   253,428     $   220,814     $   234,872     $   256,418
   Net cash provided by (used for) investments     $   (81,073)    $    55,515     $  (365,828)    $   (99,931)    $(1,025,407)
   Net cash provided by (used for) financing       $  (136,068)    $  (266,856)    $   171,156     $  (127,342)    $   767,012
Segment data:
   Operating cash flow (see definition above):
      Television Group (f)                         $   235,813     $   302,876     $   245,925     $   238,743     $   216,654
      Newspaper Group (g)                          $   172,826     $   250,093     $   236,167     $   210,351     $   206,440
      Interactive Media                            $   (16,966)    $   (16,987)    $    (8,365)    $    (2,687)    $    (1,542)
      Other                                        $    (1,981)    $    (3,629)    $    (4,990)    $    (4,182)    $    (7,672)
   Operating cash flow margins:
      Television Group (f)                               39.4%           43.7%           41.1%           40.2%           41.5%
      Newspaper Group (g)                                23.4%           28.7%           28.9%           26.8%           29.8%
      Interactive Media                                     --              --              --              --              --
      Other                                                 --              --              --              --              --
------------------------------------------------------------------------------------------------------------------------------
Total assets (a) (b)                               $ 3,672,225     $ 3,893,260     $ 3,976,264     $ 3,539,089     $ 3,622,954
Long-term debt (h)                                 $ 1,696,900     $ 1,789,600     $ 1,849,490     $ 1,634,029     $ 1,614,045
------------------------------------------------------------------------------------------------------------------------------

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

(d) Net loss in 2001 includes an after-tax charge of $18,529 (17 cents per share) for the write-down of certain Internet investments and an after-tax non-recurring charge of $5.2 million (4 cents per share) related to early retirements and a Company-wide reduction in force. Net earnings in 2000 include the following after-tax non-recurring transactions: 1) $65,367 (56 cents per share) gain on the sales of KOTV, the Messenger-Inquirer, The Eagle and The Gleaner; 2) $12,190 (10 cents per share) gain on a legal settlement and 3) $18,331 (16 cents per share) charge for the write-down of certain Internet investments. Net earnings in 1999 include the following after-tax gains for certain non-recurring transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL; and 3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.

(e) Cash flow information is provided on a consolidated basis and is as presented in the Consolidated Statements of Cash Flows.

(f) In 2001, Television Group operating cash flow includes a non-recurring charge for employee reduction initiatives totaling $898. Television Group operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(g) In 2001, Newspaper Group operating cash flow includes a non-recurring charge for a voluntary early retirement program at The Providence Journal and other employee reduction initiatives totaling $2,261. Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at The Dallas Morning News.

(h) Long-term debt decreased in 2001 due primarily to the use of net cash provided by operations to pay down debt. Long-term debt decreased in 2000 due to cash proceeds from the sale of subsidiaries (partially offset by the repurchase of 9,642,325 shares of the Company's stock for $171,712). Long-term debt increased in 1997 and 1999 due primarily to net borrowings of $1,100,545 and $298,796, respectively, to finance various acquisitions. Long-term debt increased in 1998 due primarily to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The Company is an owner and operator of 19 television stations and publisher of four daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 2001:

------------------------------------------------------------------------------------------
Television Group
------------------------------------------------------------------------------------------
                                                   Network
    Market          Market Rank(a)    Station   Affiliation(b)   Status       Acquired
------------------------------------------------------------------------------------------
Dallas/Fort Worth          7            WFAA          ABC         Owned      March 1950
Houston                    11           KHOU          CBS         Owned    February 1984
Seattle/Tacoma             12           KING          NBC         Owned    February 1997
Seattle/Tacoma             12           KONG          IND         Owned    March 2000(c)
Phoenix                    16           KTVK          IND         Owned    November 1999
Phoenix                    16           KASW          WB          Owned    March 2000(c)
St. Louis                  22           KMOV          CBS         Owned      June 1997
Portland                   23           KGW           NBC         Owned    February 1997
Charlotte                  27           WCNC          NBC         Owned    February 1997
San Antonio                37           KENS          CBS         Owned     October 1997
San Antonio                37           KBEJ          UPN          LMA          (d)
Hampton/Norfolk            42           WVEC          ABC         Owned    February 1984
New Orleans                43           WWL           CBS         Owned      June 1994
Louisville                 50           WHAS          ABC         Owned    February 1997
Austin                     54           KVUE          ABC         Owned      June 1999
Tucson                     73           KMSB          FOX         Owned    February 1997
Tucson                     73           KTTU          UPN          LMA          (e)
Spokane                    78           KREM          CBS         Owned    February 1997
Spokane                    78           KSKN       UPN/WB(f)      Owned   October 2001(g)
Boise (h)                 121           KTVB          NBC         Owned    February 1997
------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Newspaper Group
---------------------------------------------------------------------------------------------------
                                                                        Daily           Sunday
               Newspaper              Location         Acquired     Circulation(j)   Circulation(j)
---------------------------------------------------------------------------------------------------
The Dallas Morning News ("DMN")      Dallas, TX          (i)            514,665         776,387
The Providence Journal ("PJ")      Providence, RI   February 1997       165,880         233,751
The Press-Enterprise ("PE")         Riverside, CA     July 1997         168,765         174,636
Denton Record-Chronicle              Denton, TX       June 1999          15,969          20,428
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interactive Media
--------------------------------------------------------------------------------
Belo Interactive, Inc. ("BI")   Includes the Web site operations of Belo's
                                operating companies, interactive alliances and
                                Internet-based products and services.(k)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Other
--------------------------------------------------------------------------------
Northwest Cable News ("NWCN")   Cable news channel distributed to over 2.3
                                  million homes in the Pacific Northwest.
Texas Cable News ("TXCN")       Cable news channel distributed to over 1.3
                                  million homes in Texas.
--------------------------------------------------------------------------------

(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 2001 Nielsen estimates.

(b) Substantially all the revenue of the Company's television stations is derived from advertising. Less than 4 percent of Television Group revenue is provided by compensation paid by networks to the television stations for broadcasting network programming.

(c) Belo acquired KONG and KASW, previously operated under local marketing agreements ("LMAs"), on March 1, 2000.

(d) Belo entered into an agreement to operate KBEJ under an LMA in May 1999; the station's on-air date was August 3, 2000.

(e)   Belo acquired KTTU, previously operated under an LMA, on March 12, 2002.

(f) The primary affiliation is with UPN. The WB network is currently a secondary affiliation.

(g)   Belo acquired KSKN, previously operated under an LMA, on October 1, 2001.

(h) The Company also owns KTFT-LP (NBC), a low power television station in Twin Falls, Idaho.

(i) The first issue of The Dallas Morning News was published by Belo on October 1, 1885.

(j) Average paid circulation is for the six months ended September 30, 2001, according to the Audit Bureau of Circulation's FAS-FAX report, except for the Denton Record-Chronicle, for which circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 2000.

(k) The majority of Belo Interactive's Web sites are associated with the Company's television stations and newspapers and primarily provide news and information.

      The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the economy, particularly in the Dallas/Fort Worth metropolitan area, where its two largest properties are located. The Company also derives revenues, to a much lesser extent, from the sale of daily newspapers, from compensation paid by networks to its television stations for broadcasting network programming and from subscription and data retrieval fees.

      All references to earnings per share represent diluted earnings per share.

      Statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments or other financial and non-financial items that are not historical facts, are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; the effects of Company acquisitions and dispositions; and general economic conditions, including the aftermath of the recent terrorist attacks on the United States; as well as other risks detailed in Belo's other public disclosures, filings with the Securities and Exchange Commission and elsewhere in this Annual Report to Shareholders.

                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Belo's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Belo's financial position and results of operations.

BAD DEBT Belo maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Belo's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS In assessing the recoverability of the Company's property, plant and equipment and intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At December 31, 2001, Belo had investments of $597,106 in net property, plant and equipment and $2,623,647 in intangible assets, primarily goodwill and FCC licenses. During the year ended December 31, 2001, the Company did not record any impairment losses related to property, plant and equipment or intangible assets. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See "Other Matters" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements for a discussion of the impact of these standards on the Company's financial condition and results of operations, including the possibility of future impairment charges.

CONTINGENCIES Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

EMPLOYEE BENEFITS Belo is effectively self-insured for employee-related health care benefits. A third-party administrator is used to process all claims. Belo's employee health insurance liability is based on the Company's historical claims experience rate and is developed from actuarial valuations. Belo's reserves associated with the exposure to the self-insured liabilities are monitored by management for adequacy. However, actual amounts could vary significantly from such estimates, which would require the Company to record additional expenses.

PENSION BENEFITS Belo has a pension plan and relies on actuarial valuations to determine pension costs. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in market conditions and changes in assumptions regarding plan participants may require the Company to record additional expense.

                              RESULTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

2001 COMPARED WITH 2000

      Results for 2001 include the effect of the acquisition of KSKN in Spokane, Washington (previously operated under an LMA) on October 1, 2001. Results for 2000 include the effect of the following acquisitions and dispositions: the acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of The Gleaner in Henderson, Kentucky on November 1, 2000; the sale of The Eagle in Bryan-College Station, Texas on December 1, 2000; and the sales of the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000.

Consolidated Results of Operations

      Total net operating revenues declined $224,234 in 2001 when compared to 2000. Revenues for 2000 included $60,571 of revenue for the companies sold in the fourth quarter of 2000. The balance of the 2001 revenue decline related primarily to lower advertising revenues as a result of the slowdown in the U.S. economy.

      Salaries, wages and employee benefits expense declined $35,301 for 2001 as compared to the prior year, with $23,638 of the decrease resulting from the companies sold and net decreases of $11,663 at the Company's remaining properties. Salaries, wages and employee benefits included a non-recurring charge of $8,060 in 2001 related to early retirements and a Company-wide reduction in force. The Company also recorded a non-recurring charge of $3,795 in 2000 for early retirement costs.

      Other production, distribution and operating costs declined $28,522 in the year ended December 31, 2001 as compared to 2000, with a $13,152 reduction resulting from the companies sold and decreases of $12,438 at the Company's remaining properties. The Company also recorded $2,932 of non-recurring charges in 2000 related to a programming write-down and an advertiser's year-end bankruptcy.

      Newsprint, ink and other supplies expense decreased $19,327 in the year ended December 31, 2001 as compared to the prior year, with a $6,066 reduction resulting from the companies sold and a decrease of $13,261 at the remaining properties. Newsprint consumption decreased approximately 15.4 percent at the remaining properties as compared to the prior year due to lower advertising volume and web-width reductions, and the average cost per metric ton of newsprint increased 9.6 percent in 2001 as compared to 2000.

      Depreciation expense increased $835 in 2001, of which amount $4,139 was due to higher depreciation at the remaining properties, partially offset by a $3,304 reduction in depreciation expense from the companies sold.

      Of the $2,797 decrease in amortization expense in 2001, $3,416 was associated with the operating companies sold in the fourth quarter of 2000, offset somewhat by a $619 increase in amortization related primarily to 2000 acquisitions.

      Interest expense for 2001 was $112,674 or 15.1 percent lower than 2000 expense of $132,780, reflecting lower average debt levels and lower average interest rates.

      The Company recorded gains on the sales of subsidiaries and investments of $104,628 in 2000.

      Other, net expense increased from $7,740 in 2000 to $29,167 in 2001, primarily due to a $28,785 charge recorded in the second quarter of 2001 related to the write-down of investments in certain Internet-related companies. Other, net expense in 2000 included a write-down related to Internet investments of $28,500, partially offset by a non-recurring benefit related to a legal settlement of $18,953.

      The effective tax rate for 2001 was 112.3 percent, compared with 43.5 percent for 2000. The Company's effective tax rate exceeded 100 percent for 2001 due to lower pretax earnings and a fixed amount of non-deductible goodwill amortization. In addition to the effect of the advertising downturn in 2001, pretax earnings were lower due to the non-recurring charges for the write-down of the Company's investments in Internet-related companies and severance charges associated with early retirements and a Company-wide reduction in force.

      As a result of the factors discussed above, Belo recorded a net loss of $2,686 (2 cents per share) for the year ended December 31, 2001 compared with net earnings of $150,825 ($1.29 per share) in 2000.

Segment Results of Operations

      To enhance comparability of Belo's results of operations for the years ended December 31, 2001 and 2000, certain information below is presented by segment on an "as adjusted" basis to take into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV as though each had occurred at the beginning of 2000 and the non-recurring items discussed under "Consolidated Results of Operations."

--------------------------------------------------------------------------------------------------------------
                                                 As Reported                           As Adjusted
                                    -----------------------------------   ------------------------------------
                                                                  %                                     %
Year ended December 31,                2001          2000       Change       2001          2000       Change
--------------------------------------------------------------------------------------------------------------
Net operating revenues
   Television Group                 $  597,869    $  692,826    (13.7)%   $  597,869    $  673,985     (11.3)%
   Newspaper Group                     737,481       871,380    (15.4)%      737,481       829,862     (11.1)%
   Interactive Media                    13,065        10,319     26.6%        13,065        10,050      30.0%
   Other                                16,163        14,287     13.1%        16,163        14,287      13.1%
                                    ----------    ----------              ----------    ----------
      Segment revenues              $1,364,578    $1,588,812    (14.1)%    1,364,578    $1,528,184     (10.7)%
                                    ==========    ==========              ==========    ==========
Operating cash flow(1)
   Television Group                 $  235,813    $  302,876    (22.1)%   $  236,710    $  298,738     (20.8)%
   Newspaper Group                     172,826       250,093    (30.9)%      175,088       238,979     (26.7)%
   Interactive Media                   (16,966)      (16,987)     0.1%       (16,499)      (16,574)      0.5%
   Other                                (1,981)       (3,629)    45.4%        (1,962)       (3,628)     45.9%
                                    ----------    ----------              ----------    ----------
      Segment operating cash flow      389,692       532,353    (26.8)%   $  393,337    $  517,515     (24.0)%
                                                                          ==========    ==========
   Corporate expenses                  (43,078)      (44,655)     3.5%
   Depreciation and amortization      (183,010)     (184,972)     1.1%
                                    ----------    ----------
      Earnings from operations      $  163,604    $  302,726    (46.0)%
                                    ==========    ==========

----------

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

TELEVISION GROUP

      On a reported basis, Television Group revenues in 2001 decreased $94,957, or 13.7 percent, compared to the prior year. This decline resulted from lower advertising revenues due to a slowdown in the U.S. economy, decreases in political and .com advertising, the disposition of KOTV in the fourth quarter of 2000 and lost advertising revenue estimated at $9,000 resulting from the events of September 11. Additionally, spot revenues in 2000 included approximately $10,500 from the broadcast of the Summer Olympics. Television Group cash expenses for 2001 decreased $27,894, or 7.2 percent, as a result of stringent cost controls and the sale of KOTV. As a result, on a reported basis, Television Group operating cash flow for 2001 decreased $67,063, or 22.1 percent, when compared to 2000.

      On an "as adjusted" basis, Television Group revenues for 2001 were $597,869, a decrease of $76,116 or 11.3 percent, compared with 2000 revenue of $673,985. Television Group spot revenues decreased 11.6 percent in 2001, due in part to a decrease in political advertising. Political advertising revenues decreased $44,577, or 89 percent, from 2000 to 2001. Excluding political revenues in both years, spot advertising revenues decreased 5 percent in 2001 compared with 2000. National advertising revenues declined 10.8 percent in 2001, with the largest decreases reported in the Dallas/Fort Worth and Seattle/Tacoma markets. Local advertising revenues declined 1.2 percent in 2001 as compared to 2000. Cash operating expenses decreased 3.8 percent due to cost control measures implemented early in 2001. As a result, Television Group operating cash flow decreased 20.8 percent, from $298,738 in 2000 to $236,710 in 2001. Television Group operating cash flow margin declined from 44.3 percent in 2000 to 39.6 percent in 2001.

NEWSPAPER GROUP

      On a reported basis, Newspaper Group revenues for 2001 decreased $133,899, or 15.4 percent, compared to 2000 revenues due to the sales of The Gleaner, The Eagle and the Messenger-Inquirer in the fourth quarter of 2000, lower advertising revenue as a result of the slowdown in the economy, lost advertising revenue estimated at $2,000 from the events of September 11 and the effects of one less Sunday in 2001 than in 2000. Newspaper Group cash expenses were down
9.1 percent in 2000 as compared to 2001, as a result of the dispositions, lower newsprint expense and tight cost controls, partially offset by $2,261 in severance costs related to a reduction in force and a voluntary early retirement program at PJ in the fourth quarter of 2001. As a result, on a reported basis, Newspaper Group operating cash flow declined $77,267, or 30.9 percent.

      On an "as adjusted" basis, Newspaper Group revenues in 2001 were $737,481, or 11.1 percent, lower than 2000 revenues of $829,862. Advertising revenues comprised 85 percent of total Newspaper Group revenues in 2001, circulation revenues accounted for 12 percent and commercial printing contributed most of the remaining amount. Total advertising revenues for the Newspaper Group were down 12.8 percent in 2001 when compared to 2000 due mostly to a significant downturn in classified employment advertising felt by large newspapers across the country, the effect of which was greatest at large metropolitan newspapers with significant employment categories like DMN.

      Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

--------------------------------------------------------------------------------
Year ended December 31,                              2001      2000     % Change
--------------------------------------------------------------------------------
Full-run ROP ("Run of Press") inches (1)
     Classified                                     1,693     1,973      (14.2)%
     Retail                                           890       992      (10.3)%
     General                                          305       379      (19.5)%
                                                    -----     -----     -------
         Total                                      2,888     3,344      (13.6)%

----------

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

      DMN revenues decreased 13.5 percent in 2001 when compared to 2000. Advertising revenues for DMN decreased 15 percent in 2001. Classified advertising revenues declined 15 percent in 2001 compared with 2000 due to lower volumes in classified employment advertising. Classified employment linage decreased 48.8 percent in 2001 when compared with 2000 linage. Classified employment revenue was down 44 percent, while classified automotive and real estate revenues were up 7.4 percent and 6.1 percent, respectively. General advertising revenues decreased 16.4 percent in 2001 partly due to a decrease in ..com advertising. Excluding .com advertising, general advertising revenues decreased 4.8 percent. Retail advertising revenues were down 7.7 percent in 2001 due to decreased linage, particularly in the department stores category, offset somewhat by higher average rates. Circulation revenues at DMN were flat in 2001 compared with 2000.

     Revenues in all major advertising categories at PJ were lower in 2001 compared with 2000, with declines in general, classified and retail advertising of 23.4 percent, 15.2 percent and 9 percent, respectively. The decrease in general advertising revenues in 2001 compared with 2000 was due to volume losses, primarily in the .com, transportation and financial categories. The classified advertising revenue decrease was due primarily to losses in the employment and automotive categories. The retail advertising revenue decrease was due to decreased linage from the amusements, automotive and department stores categories, partially offset by an increase in average rates. Circulation revenues at PJ decreased 2.7 percent in 2001 compared with 2000 primarily due to changes in the circulation mix between home delivery and single-copy sales and increased contractor rates.

      Total revenues at PE decreased 3.1 percent in 2001 compared with 2000, due to decreases in retail, classified and other advertising revenues, partially offset by increases in general advertising and circulation revenues. Retail advertising decreased 9.1 percent due to lower volume in the food, home furnishings, home improvement and office supply categories, offset somewhat by higher average rates. Classified advertising declined 4.5 percent due to lower rates and volumes, primarily in employment advertising. General advertising revenues increased 2.9 percent due to higher rates. Circulation revenues were
2.9 percent higher due to increased volume for daily and Sunday deliveries.

      On an "as adjusted" basis, Newspaper Group cash expenses for 2001 were $562,393, a decrease of 4.8 percent compared with $590,883 in 2000, due to cost controls initiated early in 2001 in response to the softening advertising environment and lower newsprint expense. Newsprint expense was down 7.3 percent due to a 15.4 percent decrease in consumption, partially offset by a 9.6 percent increase in the average cost per metric ton. Excluding newsprint, all other cash expenses were down 4.1 percent. As a result, operating cash flow for 2001 decreased $63,891, or 26.7 percent, when compared to 2000. Newspaper Group operating cash flow margin was 23.7 percent in 2001 compared with 28.8 percent in 2000.

INTERACTIVE MEDIA

      On a reported basis, Interactive Media revenues increased 26.6 percent, from $10,319 in 2000 to $13,065 in 2001. Interactive Media cash expenses increased 10 percent in 2001 due to increased staffing and levels of operations early in the year, followed by a curtailment of expenses beginning in the third quarter in response to the softening economy. As a result, the Interactive Media group reported an operating cash flow deficit of $16,966 in 2001 compared with a $16,987 deficit in 2000.

OTHER

      Other represents the Company's regional cable news operations, NWCN and TXCN. On a reported basis, Other revenues of $16,163 in 2001 were 13.1 percent higher than 2000 revenues of $14,287 due to revenue increases at NWCN and TXCN. Cash operating expenses increased 1.3 percent in 2001 as compared to 2000. The operating cash flow deficit decreased 45.4 percent, from $3,629 in 2000 to $1,981 in 2001, reflecting a decrease in the cash flow deficit at TXCN and an increase in operating cash flow at NWCN.

2000 COMPARED WITH 1999

      Results for 2000 included the effect of the following acquisitions and dispositions: The acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of The Gleaner in Henderson, Kentucky on November 1, 2000; the sale of The Eagle in Bryan-College Station, Texas on December 1, 2000; and the sales of the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000. Results for 1999 included the effect of the following acquisitions and dispositions: The exchange of KXTV in Sacramento, California for KVUE in Austin, Texas, effective June 1, 1999; the purchase of Denton Publishing Company, publisher of the Denton Record-Chronicle on June 30, 1999; the sale of stations KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii along with rights to operate KFVE, also in Honolulu, under an LMA, effective October 29, 1999; and the purchase of KTVK in Phoenix, Arizona along with rights to operate KASW under an LMA, effective November 1, 1999.

--------------------------------------------------------------------------------
Consolidated Results of Operations

      Total net operating revenues increased $154,830 in 2000 as compared to 1999. Revenues increased $86,533 in 2000 due to the 1999 acquisitions, offset by a decrease of $35,073 due to the 1999 dispositions. The 2000 dispositions occurred late in the year and had a minimal impact on operations for 2000 when compared to 1999. The majority of the remaining 2000 revenue increase was due to increases in political advertising revenue at Belo's television stations and increases in general and classified advertising revenue at Belo's newspapers.

      Salaries, wages and employee benefits expense increased $50,236 in 2000 compared to the prior year, with $22,305 of the increase resulting from the 1999 acquisitions, offset by a decrease of $12,522 due to the 1999 dispositions. Salaries, wages and employee benefits included $3,795 in 2000 and $1,098 in 1999 for early retirement charges. The remaining increase in 2000 was primarily due to an increase in employees and higher performance-based bonuses.

      Of the $43,576 increase in other production, distribution and operating costs in 2000, $32,750 was due to the 1999 acquisitions, offset by a decrease of $14,257 related to the 1999 dispositions. The remaining increase was primarily due to higher distribution expenses, outside services and outside solicitation costs. In addition, other production, distribution and operating costs included non-recurring charges of $2,932 in 2000 related to a programming write-down and an advertiser's year-end bankruptcy and $2,632 in 1999 for programming adjustments.

      Newsprint, ink and other supplies expense increased $6,776 in 2000 of which $1,447 was due to the acquisition of the Denton Record-Chronicle in 1999. The remaining increase was primarily due to an increase in the average cost per metric ton of newsprint at Belo's other newspaper properties.

      Depreciation expense was $8,887 higher in 2000 when compared to 1999, due to depreciation of prior year capital expenditures.

      Amortization expense increased $7,124 in 2000 as compared to 1999 due to the amortization of intangibles associated with the acquisitions of KVUE, the Denton Record-Chronicle and KTVK and the purchases of KASW and KONG which were previously operated under LMAs, offset somewhat by the dispositions in 1999 of KXTV, KASA and KHNL.

      Interest expense in 2000 was $132,780, an increase of approximately 20 percent over 1999 interest expense of $110,608. The increase was due to higher average debt levels during 2000 as a result of acquisitions, investments and share repurchases and higher weighted average interest rates in 2000 compared with 1999.

      In 2000, gains on sales of subsidiaries and investments included gains on the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV of $104,628. In 1999, the Company recorded a $50,312 non-cash gain on the exchange of KXTV for KVUE, a $20,448 gain on the sale of KASA and KHNL and a $47,006 gain on the sale of Belo's investment in Falcon Communications.

      Other, net decreased from income of $4,800 in 1999 to expense of $7,740 in 2000 primarily due to a write-down of certain Internet investments of $28,500, partially offset by a non-recurring benefit related to a legal settlement of $18,953, both of which were recorded in 2000.

      The effective tax rate in 2000 was 43.5 percent, compared with 35.5 percent in 1999. The 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. The 2000 rate was affected by higher pretax earnings as a result of the gains on 2000 dispositions. Excluding the effect of these transactions, the effective rates in 2000 and 1999 would have been 47.3 percent and 45.1 percent, respectively.

      As a result of the factors discussed above, Belo recorded net earnings of $150,825, or $1.29 per share, in 2000, compared with net earnings of $178,306, or $1.50 per share, in 1999.

Segment Results of Operations

      To enhance comparability of Belo's segment results of operations for the years ended December 31, 2000 and 1999, certain information is presented on an "as adjusted" basis and takes into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, the 1999 exchange of KXTV for KVUE, the 1999 acquisitions of the Denton Record-Chronicle and KTVK, including the rights to operate KASW under an LMA, and the 1999 dispositions of KASA and KHNL, as if each transaction had occurred at the beginning of 1999, and the non-recurring items discussed under "Consolidated Results of Operations."

---------------------------------------------------------------------------------------------------------------------
                                                         As Reported                           As Adjusted
                                           ------------------------------------   -----------------------------------
                                                                          %                                     %
Year ended December 31,                       2000          1999        Change       2000         1999        Change
---------------------------------------------------------------------------------------------------------------------
Net operating revenues
     Television Group                      $  692,826    $  598,637      15.7%    $  673,985   $  618,659       8.9%
     Newspaper Group                          871,380       816,976       6.7%       829,862      780,277       6.4%
     Interactive Media                         10,319         6,520      58.3%        10,050        7,037      42.8%
     Other                                     14,287        11,849      20.6%        14,287       11,849      20.6%
                                           ----------    ----------               ----------   ----------
          Segment revenues                 $1,588,812    $1,433,982      10.8%    $1,528,184   $1,417,822       7.8%
                                           ==========    ==========               ==========   ==========
Operating cash flow(1)
     Television Group                      $  302,876    $  245,925      23.2%    $  298,738   $  253,422      17.9%
     Newspaper Group                          250,093       236,167       5.9%       238,979      225,455       6.0%
     Interactive Media                        (16,987)       (8,365)   (103.1)%      (16,574)      (8,155)   (103.2)%
     Other                                     (3,629)       (4,990)     27.3%        (3,628)      (4,990)     27.3%
                                           ----------    ----------               ----------   ----------
          Segment operating cash flow      $  532,353    $  468,737      13.6%    $  517,515   $  465,732      11.1%
                                                                                  ==========   ==========
     Corporate expenses                       (44,655)      (35,281)    (26.6)%
     Depreciation and amortization           (184,972)     (168,961)     (9.5)%
                                           ----------    ----------
          Earnings from operations         $  302,726    $  264,495      14.5%
                                           ==========    ==========

----------

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

TELEVISION GROUP

      On a reported basis, Television Group revenues increased $94,189, or 15.7 percent, for 2000 as compared to 1999. Revenues increased $80,219 in 2000 due to the 1999 acquisitions of KVUE and KTVK, including the rights to operate KASW under an LMA, offset by a decrease of $35,073 due to the 1999 dispositions of KXTV, KASA and KHNL, including the rights to operate KFVE under an LMA. The disposition of KOTV occurred on December 31, 2000 and had a minimal impact on operations for 2000 when compared to 1999. The majority of the remaining 2000 revenue increase was due primarily to increases in political advertising revenue at Belo's remaining television stations. Television Group cash expenses increased 10.6 percent during 2000 due primarily to the net effect of the 1999 and 2000 acquisitions and dispositions. As a result, on a reported basis, Television Group operating cash flow increased 23.2 percent in 2000.

      On an "as adjusted" basis, Television Group revenues in 2000 were $673,985, an increase of $55,326 or 8.9 percent, over 1999 revenues of $618,659. Double-digit revenue increases were realized by several Belo television stations, including seven stations in the top 30 markets (WFAA in Dallas/Fort Worth, KING and KONG in Seattle/Tacoma, KASW in Phoenix, KMOV in St. Louis, KGW in Portland and WCNC in Charlotte). The presidential election as well as the senatorial, congressional and gubernatorial races that occurred in many states contributed to political advertising revenues of just over $50,000 in 2000, compared with political advertising revenues of approximately $10,500 in 1999. In addition, Belo's four NBC stations had approximately $10,500 in revenue attributable to the broadcast of the Summer

Olympics in 2000. Local advertising revenues at Belo's television stations increased 5.8 percent in 2000 while national advertising revenues were up 1.4 percent for the year. Cash expenses in 2000 increased 2.7 percent over 1999 cash expenses. Salaries, wages and employee benefits expense increased 5.8 percent in 2000 compared with 1999 due primarily to an increase in performance-based bonuses and overtime associated with election coverage. Outside services and outside solicitation expenses were higher in 2000 than 1999, offset somewhat by savings in programming expense. As a result, Television Group operating cash flow for 2000 was $298,738, an increase of 17.9 percent over 1999 operating cash flow of $253,422. In 2000, Television Group operating cash flow margin was 44.3 percent compared with 41.0 percent in 1999.

NEWSPAPER GROUP

     On a reported basis, Newspaper Group revenues increased $54,404, or 6.7 percent, for 2000 as compared to 1999, with $6,314 of the increase due to the acquisition of the Denton Record-Chronicle in June 1999. Newspaper Group cash operating expenses increased 7 percent in 2000 as compared to the prior year primarily due to the acquisition and higher newsprint costs. As a result, on a reported basis, Newspaper Group operating cash flow increased 5.9 percent.

     On an "as adjusted" basis, Newspaper Group revenues of $829,862 increased
6.4 percent in 2000 compared to 1999 revenues of $780,277. Revenues increased at all of the Company's newspapers, including 6.2 percent at The Dallas Morning News, 3.9 percent at The Providence Journal and 12.1 percent at The Press-Enterprise. In 2000, advertising revenues comprised 87 percent, circulation revenues accounted for 11 percent and commercial printing contributed most of the remainder of total Newspaper Group revenues.

     Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

--------------------------------------------------------------------------------
Year ended December 31,                        2000          1999       % Change
--------------------------------------------------------------------------------
Full-run ROP inches (1)
     Classified                               1,973         1,931          2.2%
     Retail                                     992         1,040         (4.6)%
     General                                    379           340         11.5%
                                              -----         -----         ----
         Total                                3,344         3,311          1.0%

----------

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

      DMN total revenues increased 6.2 percent in 2000 when compared to 1999. In 2000, DMN advertising revenues were up 6.9 percent. DMN general advertising revenues were up 19.5 percent in 2000 compared with 1999, due primarily to an increase in .com advertising revenues. Higher average rates and volume increases, primarily in the automotive and telecom categories, also contributed to the increase in general advertising revenues in 2000. Retail advertising revenues were up 1.3 percent on higher rates and lower volumes, primarily in the department stores category. Classified advertising revenues increased 5.9 percent in 2000 compared with 1999 due to higher average rates and increased volumes in the employment, automotive and real estate advertising categories. Circulation revenue decreased approximately 2 percent in 2000 compared with 1999, primarily due to lower average rates for the newspaper's distributors, offset somewhat by a slight increase in circulation volumes.

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

      Total revenues at PE were up 12.1 percent in 2000 compared with 1999, led by increases in classified advertising revenue and other advertising revenue of
18.6 percent and 28.7 percent, respectively. The increase in classified advertising revenue was due to an increase in average rates, which more than offset a decline in volumes. An increase of approximately 4 percent in general advertising revenue resulted from an increase in average rates. Retail advertising revenues declined approximately 3.3 percent due to declines in the electronics, food and theater categories. Circulation revenues increased by approximately 4 percent primarily due to increases in daily and Sunday circulation volumes.

      On an "as adjusted" basis, Newspaper Group cash expenses increased 6.5 percent in 2000 compared to the prior year. Newsprint expense increased 7.6 percent in 2000 due to industry-wide newsprint price increases. In addition, salaries, wages and employee benefits increased approximately 6.1 percent in 2000 as compared to 1999 due to an increase in the number of employees and higher performance-based bonuses. Other operating expenses were up 10.5 percent over 1999 due to increases in outside services, distribution expense, bad debt expense and features and news services. As a result, operating cash flow for 2000 was $238,979, an increase of 6 percent when compared with 1999 operating cash flow of $225,455. Newspaper Group operating cash flow margins were 28.8 percent in 2000 and 28.9 percent in 1999.

INTERACTIVE MEDIA

      On a reported basis, Interactive Media revenues for 2000 were $10,319, an increase of $3,799, or 58.3 percent, over 1999 revenues of $6,520. The revenue improvement was due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999. Interactive Media cash expenses increased 83.4 percent from $14,885 in 1999 to $27,306 in 2000 due to increased staffing and levels of operations. As a result, the Interactive Media group reported operating cash flow deficits of $16,987 in 2000 and $8,365 in 1999.

OTHER

      On both a reported and an "as adjusted basis," Other revenues increased
20.6 percent, from $11,849 in 1999 to $14,287 in 2000, due to revenue increases at NWCN and TXCN. The operating cash flow deficit decreased to $3,629 in 2000 from $4,990 in 1999 reflecting a decrease in the cash flow deficit at TXCN between the periods and positive cash flow at NWCN, its first surplus since it began operations in 1995.

                         LIQUIDITY AND CAPITAL RESOURCES
           (Dollars in thousands, except share and per share amounts)

      Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On a reported basis, net cash provided by operations was $165,374 in 2001 compared with $253,428 in 2000. The decrease in net cash provided by operations in 2001 is due to lower net earnings and tax payments of $59,370 due on fourth quarter 2000 transactions, including the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV and a gain in 2000 from the settlement of a lawsuit brought by the Company against a third party. Net cash provided by operations was used primarily to fund capital expenditures, common stock dividends, investments and the repurchase of treasury stock. Net cash provided by operations, along with cash proceeds from escrowed funds from the prior year sale of KOTV, was also used to pay down debt. As a result, total debt decreased $92,710 from December 31, 2000.

      On November 1, 2001, the Company issued $350,000 of 8% Senior Notes due 2008. At December 31, 2001, Belo had $1,350,000 in fixed-rate debt securities as follows: $250,000 of 6-7/8% Senior Notes due 2002; $300,000 of 7-1/8% Senior
Notes due 2007; $350,000 of 8% Senior Notes due 2008; $200,000 of 7-3/4% Senior
Debentures due 2027; and $250,000 of 7-1/4% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.4 percent. Belo also has $150,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management. The Company intends to repay the $250 million of Senior Notes due 2002 with borrowings under its existing credit facility.

      On November 29, 2001, the Company closed on a $720,000 five-year revolving credit facility that replaced its previous revolving credit facility. Borrowings under the new credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the new credit facility. At December 31, 2001, borrowings under the credit facility were $312,000 and the weighted average interest rate for borrowings under the credit facility, which includes a .175 percent commitment fee, was 3.4 percent. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006.

      The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning June 30, 2002, and for periods after September 30, 2003 is 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2001, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 4.7 to
1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2001 was 3.3 to 1.0.

      At December 31, 2001, Belo also had $28,500 of short-term unsecured notes outstanding. The weighted average interest rate on this debt was 2.9 percent at December 31, 2001. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements.

      On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. Belo previously operated the station under a local marketing agreement.

      In 2001, the Company repurchased 683,800 shares of its stock under an existing authorization for the repurchase of 18,116,719 shares as of December 31, 2000. The remaining authorization for the repurchase of shares as of December 31, 2001 was 17,432,919 shares. In addition, the Company also has a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. The total cost of the treasury shares purchased in 2001 was $12,621. All shares repurchased during the year ended December 31, 2001 were retired.

      During 2001, Belo paid dividends of $32,936, or 30 cents per share on Series A and Series B Common Stock outstanding, compared with $32,814, or 28 cents per share, during 2000.

      Total capital expenditures for 2001 were $62,455. Belo's Television Group spent $30,362, primarily on new broadcast equipment, including $10,727 for equipment to be used in the transmission of digital television ("DTV"). Newspaper Group capital expenditures of $24,950 included $6,285 of expenditures related to web-width reduction projects and other equipment purchases. Capital spending in 2002 is expected to be approximately $70,000 and includes $11,400 for additional DTV expenditures. As of December 31, 2001, required future payments for capital projects in 2002 were approximately $11,000, mostly for DTV equipment. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

      At December 31, 2001, Belo had commitments for the purchase of future broadcast rights of $65,194 in 2002, $65,354 in 2003, $47,961 in 2004, $16,501
in 2005, $4,572 in 2006 and $2,888 thereafter for broadcasts scheduled through August 2008.

      In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-downs of $28,785 and $28,500, respectively, to recognize a decline in the value of these investments considered to be other than temporary.

      The expenses of Belo's Interactive Media segment will continue to exceed revenues in 2002 as it continues to develop its business. The 2002 operating cash flow deficit for BI is expected to be approximately $12,500.

      During 2001 and 2000, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. During 2001, investments totaling $13,350 were made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures. Belo expects to invest an additional $10,450 in the Time Warner partnerships during 2002 to fund additional capital expenditures and operating costs.

      The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

                                  OTHER MATTERS

      On March 12, 2002, Belo purchased KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement.

      On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board ("FASB") in July 2001. Under the provisions of the new standard, goodwill and certain other intangibles with indefinite lives, such as FCC licenses, will no longer be amortized, but instead will be reviewed at least annually for impairment at the reporting unit level and written down (expensed against earnings) when the implied fair value of a reporting unit, including goodwill and other related intangibles, is less than its carrying amount. Upon adoption of the standard, Belo ceased amortization of its existing goodwill and identifiable intangible assets with indefinite lives. Belo recorded $75,128 of such amortization for the year ended December 31, 2001. The Company expects to complete its review for impairment of goodwill and certain other intangibles under the new standard by the end of the second quarter of fiscal year 2002. The effect of such review for impairment cannot presently be determined, however, no assurance can be given that an impairment charge upon finalization of the evaluation will not be necessary. If such a charge is required, it will be recorded as a cumulative effect of an accounting change, net of any applicable tax benefit.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact, if any, on the Company's financial position or results of operations.

      On January 30, 2002, the Company sold its interest in the Dallas Mavericks and the American Airlines Center for $27 million, which resulted in a pretax gain of approximately 2 cents per share.

MARKET RISKS

      The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 4 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 2001 and 2000, the fair value of Belo's fixed-rate debt was estimated to be $1,289,485 and $918,680, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 2001 and 2000 was $1,350,000 and $1,000,000, respectively.

      Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. A hypothetical 10 percent decrease in interest rates would increase the fair value of the Company's fixed-rate debt by $63,082 at December 31, 2001 ($52,741 at December 31, 2000). With respect to the Company's variable-rate debt, a 10 percent change in interest rates would have resulted in annual changes in Belo's pretax earnings and cash flows of $1,155 and $5,538, at December 31, 2001 and 2000, respectively.

      In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. Given current market conditions, the average price of newsprint is expected to be lower in 2002 than in 2001, although future prices for newsprint cannot be predicted with certainty. Belo believes the newsprint environment for 2002, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Belo Corp.

We have audited the accompanying consolidated balance sheets of Belo Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo Corp. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /S/ ERNST & YOUNG LLP

Dallas, Texas
January 25, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                         Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                                              2001              2000              1999
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING REVENUES (Note 3)
     Television Group                                                        $   597,869       $   692,826       $   598,637
     Newspaper Group                                                             737,481           871,380           816,976
     Interactive Media                                                            13,065            10,319             6,520
     Other                                                                        16,163            14,287            11,849
------------------------------------------------------------------------------------------------------------------------------------

         Total net operating revenues                                          1,364,578         1,588,812         1,433,982

------------------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS AND EXPENSES
     Salaries, wages and employee benefits (Note 6)                              497,191           532,492           482,256
     Other production, distribution and operating costs (Note 8)                 371,771           400,293           356,717
     Newsprint, ink and other supplies                                           149,002           168,329           161,553
     Depreciation                                                                101,541           100,706            91,819
     Amortization (Notes 2 and 3)                                                 81,469            84,266            77,142

------------------------------------------------------------------------------------------------------------------------------------

         Total operating costs and expenses                                    1,200,974         1,286,086         1,169,487

------------------------------------------------------------------------------------------------------------------------------------

              Earnings from operations                                           163,604           302,726           264,495

------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME AND EXPENSE
     Interest expense (Note 4)                                                  (112,674)         (132,780)         (110,608)
     Gains on the sale of subsidiaries and investments (Notes 3 and 10)               --           104,628           117,766
     Other, net (Note 10)                                                        (29,167)           (7,740)            4,800

------------------------------------------------------------------------------------------------------------------------------------

         Total other income and expense                                         (141,841)          (35,892)           11,958
------------------------------------------------------------------------------------------------------------------------------------

EARNINGS
     Earnings before income taxes                                                 21,763           266,834           276,453
     Income taxes (Note 5)                                                        24,449           116,009            98,147
------------------------------------------------------------------------------------------------------------------------------------

         Net earnings (loss)                                                 $    (2,686)      $   150,825       $   178,306
                                                                             ===============================================

Net earnings (loss) per share (Note 11):
     Basic                                                                   $      (.02)      $      1.29       $      1.51
     Diluted                                                                 $      (.02)      $      1.29       $      1.50

Weighted average shares outstanding (Note 11):
     Basic                                                                       109,816           116,754           118,322
     Diluted                                                                     109,816           117,198           119,177

Dividends per share                                                          $       .30       $       .28       $       .26
------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

ASSETS                                                                    December 31,
---------------------------------------------------------------------------------------------

In thousands                                                             2001            2000
---------------------------------------------------------------------------------------------
Current assets:
   Cash and temporary cash investments                             $   35,913      $   87,680
   Accounts receivable (net of allowance of $7,714
      and $8,311 at December 31, 2001 and 2000, respectively)         231,673         274,555
   Inventories                                                         15,868          24,928
   Deferred income taxes (Note 5)                                      14,564          13,415
   Other current assets                                                34,161          20,447
---------------------------------------------------------------------------------------------
     Total current assets                                             332,179         421,025

Property, plant and equipment, at cost:
   Land                                                                77,216          75,201
   Buildings and improvements                                         295,129         280,051
   Broadcast equipment                                                309,073         298,799
   Newspaper publishing equipment                                     301,149         281,314
   Other                                                              197,039         197,258
   Advance payments on plant and equipment
      expenditures (Note 8)                                            27,097          45,286
---------------------------------------------------------------------------------------------
Total property, plant and equipment                                 1,206,703       1,177,909
   Less accumulated depreciation                                      609,597         540,264
---------------------------------------------------------------------------------------------
     Property, plant and equipment, net                               597,106         637,645

Intangible assets, net (Notes 2 and 3)                              2,623,647       2,710,209
Other assets (Note 10)                                                119,293         124,381
---------------------------------------------------------------------------------------------

     Total assets                                                  $3,672,225      $3,893,260
---------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                                       December 31,
--------------------------------------------------------------------------------------------------------------

In thousands, except share and per share amounts                                          2001            2000
--------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                 $   60,347      $   74,979
   Accrued compensation and benefits                                                    48,003          64,697
   Other accrued expenses                                                               37,908          62,466
   Income taxes payable (Note 5)                                                            --          64,096
   Advance subscription payments                                                        24,126          20,428
   Accrued interest payable                                                             15,016          16,017
--------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                       185,400         302,683

Long-term debt (Note 4)                                                              1,696,900       1,789,600
Deferred income taxes (Note 5)                                                         416,500         404,221
Other liabilities                                                                       52,680          47,348

Commitments and contingent liabilities (Note 8)

Shareholders' equity (Notes 7 and 9):
   Preferred stock, $1.00 par value. Authorized 5,000,000 shares; none issued
   Common stock, $1.67 par value. Authorized 450,000,000 shares
         Series A: Issued and outstanding 91,800,402 and 90,993,229 shares
           at December 31, 2001 and 2000, respectively;                                153,307         151,959
         Series B: Issued and outstanding 18,582,538 and 18,860,440 shares
           at December 31, 2001 and 2000, respectively                                  31,033          31,497
   Additional paid-in capital                                                          837,515         825,103
   Retained earnings                                                                   298,890         340,849
--------------------------------------------------------------------------------------------------------------

     Total shareholders' equity                                                      1,320,745       1,349,408
--------------------------------------------------------------------------------------------------------------

       Total liabilities and shareholders' equity                                   $3,672,225      $3,893,260
--------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------

Dollars in thousands                                                   Three years ended December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                         COMMON STOCK
                                                                                          Additional
                                                   Shares         Shares                    Paid-in     Retained
                                                  Series A       Series B       Amount      Capital     Earnings        Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                    100,028,891     18,896,263    $ 198,605    $ 879,856    $ 169,639    $ 1,248,100
   Exercise of stock options                        391,430        121,800          857        5,620                       6,477
   Change in valuation of incentive plans                                                        166                         166
   Tax benefit from long-term incentive plan                                                   1,466                       1,466
   Employer's matching contribution to
        Savings and Investment Plan                                407,027          680        7,207                       7,887
   Purchases and subsequent retirement of
        treasury stock                           (1,187,300)                     (1,983)      (8,793)     (11,017)       (21,793)
   Net earnings                                                                                           178,306        178,306
   Cash dividends                                                                                         (30,772)       (30,772)
   Conversion of Series B to Series A               282,474       (282,474)                                                   --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                     99,515,495     19,142,616    $ 198,159    $ 885,522    $ 306,156    $ 1,389,837
   Exercise of stock options                        354,813                         593        3,862                       4,455
   Tax benefit from long-term incentive plan                                                     723                         723
   Employer's matching contribution to
        Savings and Investment Plan                                483,070          807        7,287                       8,094
   Purchases and subsequent retirement of
        treasury stock                           (9,642,325)                    (16,103)     (72,291)     (83,318)      (171,712)
   Net earnings                                                                                           150,825        150,825
   Cash dividends                                                                                         (32,814)       (32,814)
   Conversion of Series B to Series A               765,246       (765,246)                                                   --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                     90,993,229     18,860,440    $ 183,456    $ 825,103    $ 340,849    $ 1,349,408
   Exercise of stock options                        782,128                       1,306        8,876                      10,182
   Tax benefit from long-term incentive plan                                                   1,572                       1,572
   Employer's matching contribution to
        Savings and Investment Plan                                430,943          720        7,106                       7,826
   Purchases and subsequent retirement of
        treasury stock                             (683,800)                     (1,142)      (5,142)      (6,337)       (12,621)
   Net loss                                                                                                (2,686)        (2,686)
   Cash dividends                                                                                         (32,936)       (32,936)
   Conversion of Series B to Series A               708,845       (708,845)                                                   --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                     91,800,402     18,582,538    $ 184,340    $ 837,515    $ 298,890    $ 1,320,745

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH PROVIDED (USED)                                                             Years ended December 31,
-------------------------------------------------------------------------------------------------------------

In thousands                                                               2001           2000           1999
-------------------------------------------------------------------------------------------------------------
OPERATIONS
     Net earnings (loss)                                            $    (2,686)   $   150,825    $   178,306
     Adjustments to reconcile net earnings (loss) to net
       cash provided by operations:
          Net gain on sale of subsidiaries and investments                   --        (65,367)       (93,897)
          Depreciation and amortization                                 183,010        184,972        168,961
          Deferred income taxes                                          10,500        (20,072)       (10,817)
          Non-cash charges for write-down of Internet investments        28,785         28,500             --
          Other non-cash expenses                                         7,680          8,840         16,107
          Other, net                                                      7,731         (6,339)       (10,099)
          Net change in current assets and liabilities:
             Accounts receivable                                         42,820        (29,022)       (30,928)
             Inventories and other current assets                       (12,481)        (1,978)        (8,191)
             Accounts payable                                           (14,622)        11,984         10,203
             Accrued compensation and benefits                          (16,694)         5,768            (93)
             Other accrued liabilities                                   (6,079)         4,798         (3,673)
             Income taxes payable                                       (62,590)       (19,481)         4,935
-------------------------------------------------------------------------------------------------------------
          Net cash provided by operations                               165,374        253,428        220,814
-------------------------------------------------------------------------------------------------------------

INVESTMENTS
     Capital expenditures                                               (62,455)      (104,427)       (92,386)
     Acquisitions                                                        (5,000)       (26,805)      (386,528)
     Proceeds from sale of subsidiaries and investments                      --        233,316        155,266
     Other investments                                                  (17,741)       (46,866)       (44,462)
     Other, net                                                           4,123            297          2,282
-------------------------------------------------------------------------------------------------------------
          Net cash provided by (used for) investments                   (81,073)        55,515       (365,828)
-------------------------------------------------------------------------------------------------------------

FINANCING
     Net borrowings for acquisitions                                      5,000         16,100        298,796
     Net proceeds from revolving debt                                 2,454,353      1,443,100      1,064,304
     Payments on revolving debt                                      (2,907,410)    (1,525,747)    (1,145,856)
     Net proceeds from fixed-rate debt offering                         347,329             --             --
     Payments of dividends on stock                                     (32,936)       (32,814)       (30,772)
     Net proceeds from exercise of stock options                         10,217          4,217          6,477
     Purchase of treasury stock                                         (12,621)      (171,712)       (21,793)
-------------------------------------------------------------------------------------------------------------
          Net cash provided by (used for) financing                    (136,068)      (266,856)       171,156
-------------------------------------------------------------------------------------------------------------

             Net increase (decrease) in cash and
                temporary cash investments                              (51,767)        42,087         26,142
-------------------------------------------------------------------------------------------------------------

Cash and temporary cash investments at beginning of year                 87,680         45,593         19,451

Cash and temporary cash investments at end of year                  $    35,913    $    87,680    $    45,593

-------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES (Note 12)
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Belo Corp. (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions. Equity investments in partnerships with Time Warner Cable are accounted for by the equity method of accounting, with Belo's share of the results of operations being reported in Other Income and Expense in the accompanying Consolidated Statements of Earnings.

      All dollar amounts are in thousands, except per share amounts, unless otherwise indicated. Certain amounts for prior years have been reclassified to conform to the current year presentation, including the reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment.

B) CASH AND TEMPORARY CASH INVESTMENTS Belo considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C) ACCOUNTS RECEIVABLE Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $11,942, $10,972 and $7,131 in 2001, 2000 and 1999, respectively. Accounts written off during 2001, 2000 and 1999 were $12,539, $9,542 and $8,073, respectively.

D) RISK CONCENTRATION Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

E) INVENTORIES Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value.

F) PROPERTY, PLANT AND EQUIPMENT Depreciation of property, plant and equipment is provided principally on a straight-line basis over the estimated useful lives of the assets as follows:

                  -------------------------------------------
                                                    ESTIMATED
                                                 USEFUL LIVES
                  -------------------------------------------
                  Buildings and improvements       5-30 years
                  Broadcast equipment              5-15 years
                  Newspaper publishing equipment   5-20 years
                  Other                            3-10 years
                  -------------------------------------------

G) INTANGIBLE ASSETS, NET Intangible assets consist primarily of FCC licenses and excess cost over values assigned to tangible and identifiable intangible assets of purchased subsidiaries ("goodwill") and have been amortized primarily on a straight-line basis over 40 years. Accumulated amortization of intangible assets was $479,069 and $398,238 at December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Per the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company periodically reviews the carrying values of all property, plant and equipment and intangible assets to determine whether impairment exists, using the projected undiscounted cash flows, and adjustments to net realizable values are made as needed. No such adjustments were required in any of the periods presented.

      The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. See Note 2.

H) STOCK OPTIONS Stock options granted to employees and outside directors are accounted for using the intrinsic value of the options granted. Because it is Belo's policy to grant stock options at the market price on the date of the grant, the intrinsic value is zero, and therefore no compensation expense is recorded.

I) REVENUE RECOGNITION Belo's primary sources of revenue are the sale of air time on its television stations, advertising space in published issues of its newspapers, and the sale of newspapers to distributors and individual subscribers. Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions.

J) ADVERTISING EXPENSE The cost of advertising is expensed as incurred. Belo incurred $26,137, $31,678 and $28,034 in advertising and promotion costs during 2001, 2000 and 1999, respectively.

K) USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The standard also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

      Under the provisions of SFAS No. 142, goodwill and certain other intangibles with indefinite lives, such as FCC licenses, will no longer be amortized, but instead will be reviewed at least annually for impairment at the reporting unit level and written down (expensed against earnings) when the implied fair value of a reporting unit, including goodwill and other related intangibles, is less than its carrying amount. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of the standard, Belo ceased amortization of its existing goodwill and identifiable intangible assets with indefinite lives. Belo recorded $75,128 of such amortization for the year ended December 31, 2001. The Company estimates the annual reduction in amortization would have increased net earnings by approximately $59,000 or 54 cents per share if the standard had been implemented in 2001.

      The Company expects to complete its review for impairment of goodwill and certain other intangibles under the new standard by the end of the second quarter of fiscal year 2002. The effect of such review for impairment cannot presently be determined, however, no assurance can be given that an impairment charge upon finalization of the evaluation will not be necessary. If such a charge is required, it will be recorded as a cumulative effect of an accounting change, net of any applicable tax benefit.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact, if any, on the Company's financial position or results of operations.

NOTE 3: ACQUISITIONS AND DISPOSITIONS

      On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. KSKN was previously operated by Belo under a local marketing agreement ("LMA").

      On March 1, 2000, Belo acquired KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona for $16,100 in cash. Belo previously operated both stations under LMAs.

      During the fourth quarter of 2000, Belo completed the sales of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma. Cash proceeds of $233,316 were received and gains of $104,628 ($65,367 net of taxes) were recognized on the transactions. The Company's basis in these entities was primarily in intangible assets. The reduction in net intangible assets resulting from these sales, partially offset by increases resulting from 2000 acquisitions, resulted in lower annual amortization expense in 2001 of approximately $2,900.

      On June 1, 1999, Belo acquired ABC affiliate KVUE in Austin, Texas in exchange for ABC affiliate KXTV in Sacramento, California and $55,000 in cash consideration. The transaction was accounted for as a purchase and recorded based on the fair value of the assets exchanged, resulting in a non-cash gain on the transaction of $50,312 ($49,060 net of taxes).

      On October 29, 1999, Belo completed the sale of KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii, along with its rights to operate KFVE in Honolulu under a local marketing agreement, for $88,000. A gain of $20,448 ($16,348 net of taxes) was recognized on the transaction.

      On November 1, 1999, Belo completed the acquisition of independent television station KTVK in Phoenix, Arizona, along with the rights to operate WB affiliate KASW in Phoenix through a local marketing agreement and an option to purchase KASW. The acquisition also included a 50 percent interest in a cable news joint venture. The acquisition price was $315,000 in cash and was partially funded with $88,000 in proceeds from the sale of KASA and KHNL, with the remaining funding provided by borrowings under Belo's revolving credit facility.

      The 1999, 2000 and 2001 acquisitions were accounted for as purchases and recorded based on the fair value of the net assets acquired. In each transaction, substantially all of the purchase price was allocated to intangible assets, which has been amortized on a straight-line basis over 40 years. See
Note 2.

      Results of 1999, 2000 and 2001 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.

NOTE 4: LONG-TERM DEBT

      Long-term debt consists of the following at December 31, 2001 and 2000:

--------------------------------------------------------------------------------
                                                            2001           2000
--------------------------------------------------------------------------------
6-7/8% Senior Notes Due June 1, 2002                 $   250,000    $   250,000
7-1/8% Senior Notes Due June 1, 2007                     300,000        300,000
8% Senior Notes Due November 1, 2008                     350,000             --
7-3/4% Senior Debentures Due June 1, 2027                200,000        200,000
7-1/4% Senior Debentures Due September 15, 2027          250,000        250,000
--------------------------------------------------------------------------------
     Fixed-rate debt                                   1,350,000      1,000,000
Revolving credit agreement, including
   short-term unsecured notes classified
   as long-term                                          340,500        783,100
Other                                                      6,500          6,610
Less:  current maturities of long-term debt                 (100)          (110)
--------------------------------------------------------------------------------
Total                                                $ 1,696,900    $ 1,789,600
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company's long-term debt maturities for the five years following December 31, 2001 are $250,100 in 2002, $0 in 2003, 2004 and 2005 and $340,500
in 2006. Of the amount due in 2002, $250,000 represents the 6-7/8% Senior Notes due June 1, 2002. These notes have been classified as long-term at December 31, 2001 due to Belo's intent and ability to refinance the notes on a long-term basis through its revolving credit facility.

      On November 1, 2001, the Company issued $350,000 of 8% Senior Notes due 2008. In addition to the 8% Senior Notes, the Company's fixed-rate debt includes $1 billion in debt issued during 1997. The net proceeds from these debt offerings were used to retire debt previously outstanding under the Company's revolving credit facility. At December 31, 2001, the weighted average effective interest rate on the fixed-rate debt was 7.4 percent and the fair value was $60,515 less than the carrying value. At December 31, 2000, the fair value of the $1 billion fixed rate debt was $81,320 less than the carrying value. The fair values at December 31, 2001 and 2000, respectively, were estimated using quoted market prices for those publicly traded instruments.

      On November 29, 2001, the Company closed on a $720,000 five-year revolving credit facility that replaced its previous revolving credit facility. Borrowings under the new credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the new credit facility. At December 31, 2001, borrowings under the credit facility were $312,000. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006. The carrying value of borrowings under the revolving credit facility approximates fair value.

      The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning in June 30, 2002, and for periods after September 30, 2003 is 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2001, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 4.7 to 1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2001 was 3.3 to 1.0.

      At December 31, 2001 and 2000, the weighted average interest rates for borrowings under the new credit facility (which includes a .175 percent commitment fee) and the previous credit facility, were 3.4 percent and 7.1 percent, respectively. During 2001, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 2.9 percent and 7.4 percent at December 31, 2001 and 2000, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $28,500 and $58,100 of short-term notes outstanding at December 31, 2001 and 2000, respectively, have been classified as long-term.

      In 2001, 2000 and 1999, Belo incurred interest costs of $113,163, $135,178 and $113,160, respectively, of which $489, $2,398 and $2,552, respectively, were capitalized as components of construction cost.

      At December 31, 2001, Belo had outstanding letters of credit of $10,400 issued in the ordinary course of business.

NOTE 5: INCOME TAXES

      Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Income tax expense for the years ended December 31, 2001, 2000 and 1999 consists of the following:

      --------------------------------------------------------------------------
                                                2001         2000          1999
      --------------------------------------------------------------------------
      Current
           Federal                           $13,591    $ 121,560     $ 109,459
           State                               4,751       16,427         9,978
      --------------------------------------------------------------------------
                Total current                 18,342      137,987       119,437
      --------------------------------------------------------------------------
      Deferred
           Federal                             3,465      (24,707)      (25,183)
           State                               2,642        2,729         3,893
      --------------------------------------------------------------------------
                Total deferred                 6,107      (21,978)      (21,290)
      --------------------------------------------------------------------------
      Total tax expense                      $24,449    $ 116,009     $  98,147

      Effective tax rate                       112.3%        43.5%         35.5%
      --------------------------------------------------------------------------

      Income tax provisions for the years ended December 31, 2001, 2000 and 1999 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

      -------------------------------------------------------------------------
                                                 2001        2000        1999
      -------------------------------------------------------------------------
      Computed expected income tax expense     $  7,617   $  93,392    $ 96,759
      Non-taxable gain on like-kind exchange         --          --     (19,969)
      Amortization of goodwill                   11,145      11,314      11,415
      State income taxes                          4,806      12,452       9,016
      Other                                         881      (1,149)        926
      -------------------------------------------------------------------------
                                               $ 24,449   $ 116,009    $ 98,147
      -------------------------------------------------------------------------

      Significant components of Belo's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

      --------------------------------------------------------------------------
                                                                 2001       2000
      --------------------------------------------------------------------------
      Deferred tax liabilities:
          Excess tax depreciation and amortization           $447,072   $449,516
          Basis differences in investments                         --         --
          Expenses deductible for tax purposes in a year
              different from the year accrued                   1,800        759
          Other                                                10,047      5,855
      --------------------------------------------------------------------------
              Total deferred tax liabilities                  458,919    456,130
      --------------------------------------------------------------------------

      Deferred tax assets:
          Deferred compensation and benefits                    9,659      8,632
          State net operating losses                              138        459
          State taxes                                           9,022      7,326
          Expenses deductible for tax purposes in a year
              different from the year accrued                  28,509     32,492
          Basis differences in investments                        240      6,927
          Other                                                 9,415      9,488
      --------------------------------------------------------------------------
              Total deferred tax assets                        56,983     65,324
      --------------------------------------------------------------------------
                   Net deferred tax liability                $401,936   $390,806
      --------------------------------------------------------------------------

      State net operating loss carryforwards are generally associated with entities acquired in the acquisition of The Providence Journal Company in 1997 and have expiration dates ranging from 2002 through 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: EMPLOYEE RETIREMENT PLANS

      Effective July 1, 2000, Belo amended its defined contribution plan to increase its contribution and close its noncontributory defined benefit plan to new participants. Current employees were given the option of continuing in the noncontributory defined benefit pension plan ("Pension Plan") and the existing defined contribution plan ("Classic Plan") or selecting the new enhanced defined contribution plan ("Star Plan").

      Employees who selected the Star Plan had their years of service in the Pension Plan frozen as of July 1, 2000. The Star Plan is a profit sharing plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements of Code section 401(k). The Star Plan covers substantially all employees that meet certain service requirements. Both the plan participants and Belo contribute to the Star Plan. For each payroll period beginning July 1, 2000, Belo contributes an amount equal to 2 percent of the compensation paid to eligible employees, subject to limitations, and matches a specified percentage of employees' contributions under the Star Plan.

      Under the Classic Plan, Belo matches a percentage of the employees' contribution but does not make the 2 percent contribution of the participant's compensation. Belo's contributions to its defined contribution plans totaled $12,595, $10,841 and $9,556 in 2001, 2000 and 1999, respectively.

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

      The following table sets forth the Pension Plan's funded status and prepaid pension costs (included in Other assets on the Consolidated Balance Sheets) at December 31, 2001 and 2000:

      -------------------------------------------------------------------------
                                                              2001         2000
      -------------------------------------------------------------------------
      Accumulated benefit obligation                     $(275,157)   $(253,809)
      -------------------------------------------------------------------------
      Projected benefit obligation                       $(338,242)   $(315,069)
      Estimated fair value of plan assets                  298,084      327,938
      -------------------------------------------------------------------------
      Funded status                                        (40,158)      12,869
      Unrecognized net gain                                 32,398      (12,154)
      Unrecognized prior service cost                        9,354        1,330
      -------------------------------------------------------------------------
      Prepaid pension cost                               $   1,594    $   2,045
      -------------------------------------------------------------------------

      Changes in plan assets for the years ended December 31, 2001 and 2000 were as follows:

      -------------------------------------------------------------------------
                                                              2001         2000
      -------------------------------------------------------------------------
      Fair value of plan assets at January 1,            $ 327,938    $ 334,121
      Actual return on plan assets                          (9,681)       7,482
      Benefits paid                                        (20,173)     (13,665)
      -------------------------------------------------------------------------
      Fair value of plan assets at December 31,          $ 298,084    $ 327,938
      -------------------------------------------------------------------------

      Changes in plan benefit obligation for the years ended December 31, 2001 and 2000 were as follows:

      -------------------------------------------------------------------------
                                                              2001         2000
      -------------------------------------------------------------------------
      Benefit obligation as of January 1,                $ 315,069    $ 297,864
      Actuarial gains                                        2,644       (2,579)
      Service cost                                           9,513       10,651
      Interest cost                                         23,177       22,095
      Benefits paid                                        (20,173)     (13,665)
      Amendments                                             8,012          703
      -------------------------------------------------------------------------
      Benefit obligation as of December 31,              $ 338,242    $ 315,069
      -------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 includes the following components:

      -----------------------------------------------------------------------------------
                                                             2001        2000        1999
      -----------------------------------------------------------------------------------
      Service cost - benefits earned during the period   $  9,513    $ 10,651    $ 12,652
      Interest cost on projected benefit obligation        23,177      22,095      21,398
      Expected return on assets                           (32,228)    (30,365)    (27,328)
      Amortization of:
           Unrecognized prior service cost                    (11)       (220)       (220)
           Unrecognized loss                                   --          --         430
      -----------------------------------------------------------------------------------
      Net periodic pension cost                          $    451    $  2,161    $  6,932
      -----------------------------------------------------------------------------------

      Assumptions used in accounting for the Pension Plan are as follows:

      --------------------------------------------------------------------------
                                                           2001    2000    1999
      --------------------------------------------------------------------------
      Discount rate in determining benefit obligation      7.50%   7.50%   7.75%
      Expected long-term rate of return on assets          9.75%   9.75%   9.75%
      Rate of increase in future compensation              5.50%   5.50%   5.50%
      --------------------------------------------------------------------------

      Belo also sponsors non-qualified retirement plans for key employees. Expense for the plans recognized in 2001, 2000 and 1999 was $1,301, $1,026 and $901, respectively.

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

      The non-qualified options granted to employees under Belo's long-term incentive plan become exercisable in cumulative installments over periods of three to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 4,281,036, 7,381,936 and 469,459 at December 31, 2001, 2000 and 1999, respectively.

      Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table:

----------------------------------------------------------------------------------------------------------
                                            2001                      2000                     1999
----------------------------------------------------------------------------------------------------------
                                                Weighted                  Weighted                Weighted
                                   Number of     Average    Number of      Average    Number of    Average
                                    Options       Price      Options        Price      Options      Price
----------------------------------------------------------------------------------------------------------
Outstanding at January 1,         14,711,695     $18.19    12,012,995      $18.35     9,406,008    $17.78
     Granted                       3,410,370     $17.90     3,489,745      $17.28     3,288,670    $19.23
     Exercised                      (782,128)    $13.01      (354,813)     $12.56      (513,230)   $12.62
     Canceled                       (309,470)    $19.63      (436,232)     $19.92      (168,453)   $21.58
                                  ----------               ----------                ----------
Outstanding at December 31,       17,030,467     $18.34    14,711,695      $18.19    12,012,995    $18.35
Exercisable at December 31,       10,768,216                8,170,000                 6,461,345
----------------------------------------------------------------------------------------------------------
Weighted average fair value of
     options granted                              $6.01                     $6.08                   $5.82
----------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes information about non-qualified stock options outstanding at December 31, 2001:

----------------------------------------------------------------------------------------------------
                  Number of      Weighted Average   Weighted Average    Number of   Weighted Average
   Range of        Options           Remaining          Exercise         Options        Exercise
Exercise Prices  Outstanding       Life (years)           Price        Exercisable        Price
----------------------------------------------------------------------------------------------------
   $ 9 - 13        1,201,158(a)           2.1           $ 12.21        1,201,158         $ 12.21
   $14 - 18       10,927,275(b)           7.9            $17.59        5,425,554         $ 17.51
   $19 - 21        3,262,250(c)           7.8            $19.14        2,521,720         $ 19.15
   $22 - 27        1,639,784(c)           6.0            $26.22        1,619,784         $ 26.27
                 -----------                                          ----------
   $ 9 - 27       17,030,467              7.3            $18.34       10,768,216          $18.62
----------------------------------------------------------------------------------------------------

(a)   Comprised of Series A Shares

(b)   Comprised of Series B Shares, except for 123,000 Series A Shares

(c)   Comprised of Series B Shares

      Pro forma information regarding net earnings (loss) and earnings (loss) per share has been determined as if Belo had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.75 percent, 5.61 percent and 6.40 percent, respectively; dividend yields of 1.68 percent, 1.62 percent and 1.35 percent, respectively; volatility factors of the expected market price of Belo's common stock of .295, .288 and ..256, respectively; and weighted average expected lives of the options of approximately 7, 7 and 5 years, respectively.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma information presented below is not necessarily indicative of the effects on reported or pro forma net earnings for future years. The Company's pro forma information for the three years ended December 31, 2001 follows:

--------------------------------------------------------------------------------------
                                                          2001        2000       1999
--------------------------------------------------------------------------------------
Pro forma net earnings (loss)                          $(13,704)   $141,766   $172,313
Pro forma net earnings (loss) per share - diluted         $(.13)      $1.24      $1.47

--------------------------------------------------------------------------------------

NOTE 8: COMMITMENTS AND CONTINGENT LIABILITIES

      Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.

      During 2001 and 2000, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. During 2001, investments totaling $13,350 were made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures. Belo expects to invest an additional $10,450 in the Time Warner partnerships during 2002 to fund additional capital expenditures and operating costs.

      At December 31, 2001, Belo had an agreement to purchase KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. The purchase was completed on March 12, 2002. Belo previously operated KTTU under a local marketing agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      At December 31, 2001, commitments for the purchase of future broadcast rights for broadcasts scheduled through August 2008 are as follows:

                  ---------------------------------------------
                                                    Broadcast
                                                      Rights
                                                   Commitments
                  ---------------------------------------------
                  2002                               $ 65,194
                  2003                                 65,354
                  2004                                 47,961
                  2005                                 16,501
                  2006                                  4,572
                  2007 & beyond                         2,888
                  -----------------------------------------------
                  Total commitments                  $202,470
                  -----------------------------------------------

      Advance payments on plant and equipment expenditures at December 31, 2001 primarily relate to DTV equipment and newspaper production equipment. Required future payments for capital expenditure commitments for 2002, 2003, 2004 and 2005 are $10,570, $2,376, $2,838 and $2,046, respectively. Required future payments for capital expenditure commitments in 2002 include $10,140 for DTV equipment at thirteen of the Company's stations.

      Total lease expense for property and equipment was $8,495, $7,890 and $8,617 in 2001, 2000 and 1999, respectively. Future minimum rental payments for operating leases at December 31, 2001 are as follows:

                  --------------------------------------------
                                                     Operating
                                                      Leases
                  --------------------------------------------
                  2002                                $  7,627
                  2003                                   6,067
                  2004                                   4,772
                  2005                                   3,978
                  2006                                   2,743
                  2007 & beyond                          6,843
                  --------------------------------------------
                  Total commitments                   $ 32,030
                  --------------------------------------------

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

      In July 2000, Belo's Board of Directors authorized the repurchase of up to an additional 25,000,000 shares of common stock in addition to 2,759,044 shares that were available for repurchase under a previous authorization. As of December 31, 2001, the Company may purchase 17,432,919 shares under this authority. In addition, Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. During 2001, 2000 and 1999, Belo purchased 683,800, 9,642,325 and 1,187,300 shares, respectively, of its Series A Common Stock at an aggregate cost of $12,621, $171,712 and $21,793, respectively. All shares were retired in the year of purchase.

NOTE 10: OTHER INCOME AND EXPENSE

      In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-offs of $28,785 ($18,529 net of taxes or 17 cents per share) and $28,500 ($18,331 net of taxes or 16 cents per share), respectively, related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary. At December 31, 2001, the carrying value as adjusted by the write-offs approximated the fair value of these investments.

      During the fourth quarter of 2000, Belo recorded a gain of $18,953 ($12,190 net of taxes or 10 cents per share for the year) from a legal settlement.

      In November 1999, Belo sold its investment in Falcon Communications, a cable system operator, for proceeds of $68,743. The gain on the sale was $47,006 before taxes of $18,517, for a net gain of $28,489 or 24 cents per share.

NOTE 11: EARNINGS PER SHARE

      The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for the three years ended December 31, 2001 (in thousands, except per share amounts):

------------------------------------------------------------------------------------
                                                           2001      2000      1999
------------------------------------------------------------------------------------
Weighted average shares for basic earnings per share     109,816   116,754   118,322

Effect of employee stock options                             N/A       444       855
                                                         -------   -------   -------
Weighted average shares for diluted earnings per share   109,816   117,198   119,177

Options excluded due to exercise price in excess of
     average market price
          Number outstanding                                 N/A    12,719     1,798
          Weighted average exercise price                    N/A    $19.11    $26.19
------------------------------------------------------------------------------------

      Common stock equivalents are excluded from the calculation of weighted average shares for diluted earnings per share when a net loss is reported for a period. The number of potentially dilutive shares excluded from the calculation of diluted earnings per share was 495 for the year ended December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

      Supplemental cash flow information and significant non-cash investing and financing activities for the three years ended December 31, 2001 are as follows:

--------------------------------------------------------------------------------
                                                      2001       2000       1999
--------------------------------------------------------------------------------
Supplemental cash flow information:
  Cash paid during the period for:
     Interest, net of amounts capitalized         $113,674   $132,146   $107,045
     Income taxes, net of refunds                  $87,928   $116,539    $90,869

Supplemental non-cash investing and
  financing activities:
    KXTV/KVUE asset exchange                      $     --   $     --   $112,098
--------------------------------------------------------------------------------

NOTE 13: INDUSTRY SEGMENT INFORMATION

      Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the television broadcasting industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas/Fort Worth, Houston, San Antonio and Austin, Texas; Seattle/Tacoma and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Hampton/Norfolk, Virginia; Louisville, Kentucky; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major newspaper publishing units are The Dallas Morning News, located in Dallas, Texas; The Providence Journal, located in Providence, Rhode Island; and The Press-Enterprise, located in Riverside, California. The Company also has newspaper operations in Denton, Texas. The operations of the Interactive Media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the Interactive Media segment result primarily from the sale of advertising on Belo operating unit Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the Other segment are generated from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Selected segment data for the years ended December 31, 2001, 2000 and 1999 is as follows and includes reclassification of 2000 intercompany revenues for advertising provided primarily to the Interactive Media segment:

-------------------------------------------------------------------------------
                                             2001           2000           1999
-------------------------------------------------------------------------------
Net operating revenues
  Television Group (a)                   $597,869       $692,826       $598,637
  Newspaper Group (b)                     737,481        871,380        816,976
  Interactive Media                        13,065         10,319          6,520
  Other                                    16,163         14,287         11,849
-------------------------------------------------------------------------------
                                       $1,364,578     $1,588,812     $1,433,982
-------------------------------------------------------------------------------
Earnings (loss) from operations
  Television Group (a)                   $125,655       $189,482       $143,200
  Newspaper Group (b)                     110,020        188,085        176,985
  Interactive Media                       (20,038)       (18,783)        (8,908)
  Other                                    (4,767)        (7,036)        (7,726)
  Corporate expenses (c)                  (47,266)       (49,022)       (39,056)
-------------------------------------------------------------------------------
                                         $163,604       $302,726       $264,495
-------------------------------------------------------------------------------
Depreciation and amortization
  Television Group                       $110,158       $113,394       $102,725
  Newspaper Group                          62,806         62,008         59,182
  Interactive Media                         3,072          1,796            543
  Other                                     2,786          3,407          2,736
  Corporate                                 4,188          4,367          3,775
-------------------------------------------------------------------------------
                                         $183,010       $184,972       $168,961
-------------------------------------------------------------------------------
Operating cash flow (d)
  Television Group                       $235,813       $302,876       $245,925
  Newspaper Group                         172,826        250,093        236,167
  Interactive Media                       (16,966)       (16,987)        (8,365)
  Other                                    (1,981)        (3,629)        (4,990)
  Corporate                               (43,078)       (44,655)       (35,281)
-------------------------------------------------------------------------------
                                         $346,614       $487,698       $433,456
-------------------------------------------------------------------------------
Identifiable assets
  Television Group                     $2,513,461     $2,600,860     $2,665,186
  Newspaper Group                         953,910      1,027,320      1,100,817
  Interactive Media                        20,207         48,350         21,143
  Other                                    25,838         21,531         23,525
  Corporate                               158,809        195,199        165,593
-------------------------------------------------------------------------------
                                       $3,672,225     $3,893,260     $3,976,264
-------------------------------------------------------------------------------
Capital expenditures
  Television Group                        $30,362        $41,528        $40,859
  Newspaper Group                          24,950         44,490         40,036
  Interactive Media                         2,928         12,007            124
  Other                                       898          1,215          3,298
  Corporate                                 3,317          5,187          8,069
-------------------------------------------------------------------------------
                                          $62,455       $104,427        $92,386
-------------------------------------------------------------------------------

(a) Television Group results include KXTV through May 1999, KASA and KHNL through October 1999 and KOTV through December 2000. Results for KVUE are included beginning in June 1999 and KTVK results are reflected beginning in November 1999.

(b) Newspaper Group results include the operations of the Denton Record-Chronicle beginning in July 1999. Results for The Gleaner are included through October 2000, The Eagle through November 2000 and the Messenger-Inquirer through December 2000.

(c) Corporate expenses in 2001 include approximately $4,461 for early retirement costs and corporate staff reductions. Corporate expenses in 2000 include approximately $3,795 for early retirement costs.

(d) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative for measures of performance prepared in accordance with generally accepted accounting principles. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000. Certain previously reported information has been reclassified to conform to the current year presentation, including reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment:

------------------------------------------------------------------------------------------
                                  1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
------------------------------------------------------------------------------------------
2001
Net operating revenues
     Television Group                $143,431       $164,663       $133,998       $155,777
     Newspaper Group                  181,313        189,650        181,066        185,452
     Interactive Media                  2,898          3,369          3,449          3,349
     Other                              3,905          4,166          3,972          4,120
------------------------------------------------------------------------------------------
                                     $331,547       $361,848       $322,485       $348,698
------------------------------------------------------------------------------------------
Earnings (loss) from operations
     Television Group (a)             $25,846        $45,818        $18,068        $35,923
     Newspaper Group (b)               24,017         33,172         26,529         26,302
     Interactive Media                 (5,186)        (5,905)        (4,890)        (4,057)
     Other                             (1,172)        (1,034)        (1,226)        (1,335)
     Corporate expenses (c)           (11,669)       (14,907)       (10,077)       (10,613)
------------------------------------------------------------------------------------------
                                      $31,836        $57,144        $28,404        $46,220
------------------------------------------------------------------------------------------
Net earnings (loss) (d)                  $623          $(315)         $(518)       $(2,476)
------------------------------------------------------------------------------------------
Basic earnings (loss) per share (d)      $.01           $.00           $.00          $(.02)
Diluted earnings (loss) per share (d)    $.01           $.00           $.00          $(.02)
------------------------------------------------------------------------------------------

2000
Net operating revenues
     Television Group (e)            $152,975       $183,597       $165,965       $190,289
     Newspaper Group (f)              206,117        222,635        217,686        224,942
     Interactive Media                  2,187          2,520          2,883          2,729
     Other                              3,219          3,486          3,819          3,763
------------------------------------------------------------------------------------------
                                     $364,498       $412,238       $390,353       $421,723
------------------------------------------------------------------------------------------
Earnings (loss) from operations
     Television Group (e)             $31,653        $58,277        $39,692        $59,860
     Newspaper Group (f)               43,729         50,402         45,092         48,862
     Interactive Media                 (3,545)        (4,085)        (5,506)        (5,647)
     Other                             (1,508)        (1,624)        (1,460)        (2,444)
     Corporate expenses (g)           (11,091)       (11,465)       (11,668)       (14,798)
------------------------------------------------------------------------------------------
                                      $59,238        $91,505        $66,150        $85,833
------------------------------------------------------------------------------------------
Net earnings (h)                      $15,393        $32,259        $17,522        $85,651
------------------------------------------------------------------------------------------
Basic earnings per share (h)             $.13           $.27           $.15           $.76
Diluted earnings per share (h)           $.13           $.27           $.15           $.76
------------------------------------------------------------------------------------------

(a) Television Group expenses in the fourth quarter of 2001 include $898 related to a Company-wide reduction in force.

(b) Newspaper Group expenses in the fourth quarter of 2001 include $2,261 related to a Company-wide reduction in force and a voluntary early retirement program at The Providence Journal.

(c) Corporate expenses in the second quarter of 2001 include approximately $4,461 related to early retirement costs and corporate staff reductions.

(d) Net earnings and earnings per share in the second quarter of 2001 include a $12,565 (11 cents per share) charge for the write-down of investments in Internet-related companies.

(e) Operating results for 2000 include KOTV, the sale of which was completed effective December 31, 2000.

(f) Fourth quarter 2000 results reflect the sale of The Gleaner in Henderson, Kentucky and The Eagle in Bryan-College Station, Texas on November 1 and December 1, respectively. The sale of the Messenger-Inquirer was completed effective December 31, 2000.

(g) Corporate expenses in fourth quarter 2000 include approximately $3,795 for early retirement costs.

(h) Net earnings and earnings per share in the fourth quarter of 2000 include gains of $65,367 (58 cents per share) on the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, a benefit of $12,190 (10 cents per share) related to a legal settlement and an $18,331 (16 cents per share) charge for the write-down of investments in Internet-related companies.

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

Management believes that as of December 31, 2001, Belo's system of internal control is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal control can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal controls should not exceed the value of the benefits derived.

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


/S/ Robert W. Decherd
-------------------------
Robert W. Decherd
Chairman of the Board, President & Chief Executive Officer


/S/ Dunia A. Shive
-------------------------
Dunia A. Shive
Executive Vice President/Chief Financial Officer