Form 10-K, Exhibit 13
period 2002-12-31
BELO CORP
filed 2003-03-12
CIK 356080

                                                                      EXHIBIT 13



                            PORTIONS OF THE COMPANY'S
                       2002 ANNUAL REPORT TO SHAREHOLDERS

MARKET DATA

     The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years, and cash dividends attributable to each quarter for both the Series A and Series B Common Stock.

                                HIGH            LOW           CLOSE        DIVIDENDS
                               ------          ------        ------        ---------
2002    Fourth Quarter         $24.41          $19.96        $21.32           $.075
        Third Quarter          $24.52          $17.75        $21.88           $.075
        Second Quarter         $24.52          $22.06        $22.61           $.075
        First Quarter          $24.00          $18.00        $23.25           $.075

2001    Fourth Quarter         $19.15          $15.15        $18.75           $.075
        Third Quarter          $19.52          $15.29        $16.04           $.075
        Second Quarter         $20.10          $15.25        $18.84           $.075
        First Quarter          $19.52          $15.50        $16.47           $.075

     On February 20, 2003, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $21.11. There is no established public trading market for shares of Series B Common Stock. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 9,144 and 495, respectively.

EQUITY COMPENSATION PLAN INFORMATION

     The following table provides information regarding Series A and Series B Common Stock authorized for issuance under Belo's equity compensation plans as of December 31, 2002:

                                                                                                   (c)
                                                (a)                                       Number of Securities
                                       Number of Securities              (b)             Remaining Available for
                                         to be Issued Upon        Weighted-Average        Future Issuance Under
                                            Exercise of           Exercise Price of     Equity Compensation Plans
                                       Outstanding Options,     Outstanding Options,      (excluding securities
     Plan Category                      Warrants and Rights      Warrants and Rights     reflected in column (a))
     -------------                    ---------------------    --------------------    -------------------------
     Equity Compensation Plans
     Approved by Security Holders           16,823,563               $   19.06                  2,475,700
                                          ------------               ---------                -----------

     Equity Compensation Plans Not
     Approved By Security Holders (1)               --                      --                         --
                                          ------------               ---------                -----------

     Total                                  16,823,563               $   19.06                  2,475,700
                                          ============               =========                ===========

(1) Belo's equity compensation program does not include any equity compensation plans (including individual compensation arrangements) under which Series A or Series B Common Stock is authorized for issuance that were adopted without the approval of shareholders.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2002. Certain amounts for the prior years have been reclassified to conform to the current year presentation. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements."


In thousands, except share and per share amounts       2002            2001            2000            1999            1998
------------------------------------------------   -----------     -----------     -----------     -----------     -----------
Television Group revenues(a)                       $   657,525     $   597,869     $   692,826     $   598,637     $   593,426
Newspaper Group revenues(b)                            733,501         737,481         871,380         816,976         784,327
Interactive Media revenues                              19,472          13,065          10,319           6,520           3,214
Other revenues(c)                                       17,266          16,163          14,287          11,849          10,736
                                                   -----------     -----------     -----------     -----------     -----------
Total net operating revenues                       $ 1,427,764     $ 1,364,578     $ 1,588,812     $ 1,433,982     $ 1,391,703
                                                   ===========     ===========     ===========     ===========     ===========
Net earnings (loss)(d)(e)                          $   131,126     $    (2,686)    $   150,825     $   178,306     $    64,902
                                                   ===========     ===========     ===========     ===========     ===========
Per share amounts:
  Basic earnings (loss) per share(d)(e)            $      1.17     $     (0.02)    $      1.29     $      1.51     $      0.53
  Diluted earnings (loss) per share(d)(e)          $      1.15     $     (0.02)    $      1.29     $      1.50     $      0.52
  Cash dividends paid                              $      0.30     $      0.30     $      0.28     $      0.26     $      0.24
Consolidated cash flow information:(f)
  Net cash provided by operations                  $   314,132     $   165,374     $   253,428     $   220,814     $   234,872
  Net cash provided by (used for) investments      $   (59,829)    $   (81,073)    $    55,515     $  (365,828)    $   (99,931)
  Net cash provided by (used for) financing        $  (255,521)    $  (136,068)    $  (266,856)    $   171,156     $  (127,342)
Operating cash flow:
  Television Group(g)                              $   282,229     $   236,169     $   303,800     $   245,925     $   238,743
  Newspaper Group(h)                                   194,121         173,298         251,163         236,167         210,351
  Interactive Media                                    (10,738)        (16,930)        (16,899)         (8,365)         (2,687)
  Other                                                 (1,248)         (1,955)         (3,569)         (4,990)         (4,182)
                                                   -----------     -----------     -----------     -----------     -----------
     Segment operating cash flow(i)                $   464,364     $   390,582     $   534,495     $   468,737     $   442,225
                                                   -----------     -----------     -----------     -----------     -----------
Corporate expenses                                     (45,968)        (43,968)        (46,797)        (35,281)        (38,220)
Depreciation and amortization(e)                      (105,332)       (183,010)       (184,972)       (168,961)       (170,920)
                                                   -----------     -----------     -----------     -----------     -----------
Earnings from operations(e)                        $   313,064     $   163,604     $   302,726     $   264,495     $   233,085
                                                   ===========     ===========     ===========     ===========     ===========
Operating cash flow margin:(j)
  Television Group(g)                                     42.9%           39.5%           43.8%           41.1%           40.2%
  Newspaper Group(h)                                      26.5%           23.5%           28.8%           28.9%           26.8%
Total assets(a)(b)                                 $ 3,614,578     $ 3,672,225     $ 3,893,260     $ 3,976,264     $ 3,539,089
Long-term debt(j)                                  $ 1,441,200     $ 1,696,900     $ 1,789,600     $ 1,849,490     $ 1,634,029

(a) The Company acquired KVUE in June 1999 in exchange for KXTV and purchased KTVK in November 1999. Belo sold KASA and KHNL in October 1999 and KOTV in December 2000.

(b) The Company purchased the Denton Record-Chronicle in June 1999. Belo sold The Gleaner, The Eagle and the Messenger-Inquirer on November 1, December 1 and December 31, 2000, respectively.

(c) Other revenues consist primarily of the Company's regional cable news operations, NWCN and TXCN. In 1998, "Other" also included revenues associated with a television production subsidiary. The operations of the television production subsidiary were terminated in December 1998.

(d) Net earnings in 2002 includes an after-tax gain of $1,841 (2 cents per share) on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center, an after-tax credit of $2,446 (2 cents per share) related to the favorable resolution of certain contingencies from properties sold in the fourth quarter of 2000 and an after-tax gain of $1,261 (1 cent per share) related to the curtailment of Belo's post-retirement medical program. Net loss in 2001 includes an after-tax charge of $18,529 (17 cents per share) for the write-down of certain Internet investments and an after-tax charge of $5,221 million (4 cents per share) related to early retirements and a Company-wide reduction in force. Net earnings in 2000 include the following after-tax items: 1) $65,367 (56 cents per share) gain on the sales of KOTV, the Messenger-Inquirer, The Eagle and The Gleaner; 2) $12,190 (10 cents per share) gain on a legal settlement; and 3) $18,331 (16 cents per share) charge for the write-down of certain Internet investments. Net earnings in 1999 include the following after-tax transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL; and 3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.

(e) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and ceased the amortization of goodwill and certain other intangibles with indefinite lives. See Note 4 to the Consolidated Financial Statements.

(f) Cash flow information is provided on a consolidated basis and is as presented in the Consolidated Statements of Cash Flows.

(g) In 2001, Television Group operating cash flow includes a charge for employee reduction initiatives totaling $897. Television Group operating cash flow in 1998 includes a charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(h) In 2001, Newspaper Group operating cash flow includes a charge for a voluntary early retirement program at The Providence Journal and other employee reduction initiatives totaling $2,261. Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at The Dallas Morning News.

(i) All references to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. All references to segment operating cash flow margin refer to the ratio of segment operating cash flow to segment revenue. Management believes that the use of these non-GAAP financial measures enables management and investors to evaluate, and compare from period to period, the Company's results from ongoing operations in a meaningful and consistent manner. Operating cash flow and operating cash flow margin are used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow and operating cash flow margin should not be used as measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to net earnings, earnings from operations, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow and operating cash flow margin are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, operating cash flow and operating cash flow margin as presented may not be comparable to other similarly titled measures of other companies.

(j) Long-term debt decreased in 2002 and 2001 due primarily to the use of net cash provided by operations to pay down debt. Long-term debt decreased in 2000 due to cash proceeds from the sale of subsidiaries (partially offset by the repurchase of 9,642,325 shares of the Company's stock for $171,712). Long-term debt increased in 1999 due primarily to net borrowings of $298,796 to finance various acquisitions. Long-term debt increased in 1998 due primarily to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is an owner and operator of 19 television stations and publisher of four daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 2002:

 Television Group

                                                                                         Number of    Station     Station
                            Market                                                       Commercial   Rank in    Audience
                            Rank                  Year          Network                 Stations in   Market     Share in
          Market              (a)      Station    Acquired    Affiliation(b) Channel     Market(c)     (d)       Market(e)
-------------------------- --------- ----------- ----------- ------------- ----------- -------------- --------- ------------
 Dallas/Fort Worth              7       WFAA        1950          ABC            8          16         1            13
 Houston                       11       KHOU        1984          CBS           11          16         1*           13
 Seattle/Tacoma                12       KING        1997          NBC            5          14         1            15
 Seattle/Tacoma                12       KONG        2000          IND           16          14         5*            3
 Phoenix                       16       KTVK        1999          IND            3          13         2*           10
 Phoenix                       16       KASW        2000          WB            61          13         6             5
 St. Louis                     22       KMOV        1997          CBS            4           8         2            16
 Portland                      23        KGW        1997          NBC            8           9         1*           13
 Charlotte                     28       WCNC        1997          NBC           36           8         3             9
 San Antonio                   37       KENS        1997          CBS            5          10         1*           13
 San Antonio(f)                37       KBEJ          --          UPN            2          10         6             1
 Hampton/Norfolk               41       WVEC        1984          ABC           13           7         2*           11
 New Orleans                   42        WWL        1994          CBS            4           8         1            20
 Louisville                    50       WHAS        1997          ABC           11           7         1*           13
 Austin                        54       KVUE        1999          ABC           24           6         1*           12
 Tucson                        74       KMSB        1997          FOX           11           9         4*            5
 Tucson(g)                     74       KTTU        2002          UPN           18           9         4*            2
 Spokane                       79       KREM        1997          CBS            2           6         1            15
 Spokane(h)                    79       KSKN        2001          WB            22           6         4*            2
 Boise(i)                     124       KTVB        1997          NBC            7           5         1            26

Newspaper Group

                                                                                             Daily             Sunday
               Newspaper                              Location            Acquired       Circulation(k)    Circulation(k)
------------------------------------------------ -------------------- ----------------- ----------------- ------------------
The Dallas Morning News ("DMN")                      Dallas, TX             (j)              525,532           784,905
The Providence Journal ("PJ")                      Providence, RI      February 1997         166,836           234,681
The Press-Enterprise ("PE")                         Riverside, CA        July 1997           178,994           184,637
Denton Record-Chronicle                              Denton, TX          June 1999            14,783            19,098

Interactive Media

Belo Interactive, Inc. ("BI")            Includes the Web site operations of Belo's operating companies, interactive alliances and Internet-based products and services.(l)

Other

NorthWest Cable News ("NWCN")            Cable news channel distributed to over 2.0 million homes in the Pacific Northwest.
Texas Cable News ("TXCN")                Cable news channel distributed to over 1.5 million homes in Texas.

(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 2002 Nielsen estimates.

(b) Substantially all the revenue of the Company's television stations is derived from advertising. Approximately 3.5 percent of Television Group revenue is provided by compensation paid by networks to the television stations for broadcasting network programming.

(c) Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations, low power broadcast stations and national cable channels.

(d) Station rank is derived from the station's rating, which is based on November 2002 Nielsen estimates of the number of television households tuned to the Company's station for the Sunday-Saturday 7:00 a.m. to 1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.

(e) Station audience share is based on November 2002 Nielsen estimates of the number of television households tuned to the station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.

(f) Belo entered into an agreement to operate KBEJ under a local marketing agreement ("LMA") in May 1999; the station's on-air date was August 3, 2000.

(g)  Belo acquired KTTU, previously operated under an LMA, on March 12, 2002.

(h)  Belo acquired KSKN, previously operated under an LMA, on October 1, 2001.

(i) The Company also owns KTFT-LP (NBC), a low power television station in Twin Falls, Idaho.

(j) The first issue of The Dallas Morning News was published by Belo on October 1, 1885.

(k) Average paid circulation is for the six months ended September 30, 2002, according to the Audit Bureau of Circulation's FAS-FAX report, except for the Denton Record-Chronicle, for which circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 2001.

(l) The majority of Belo Interactive's Web sites are associated with the Company's television stations and newspapers and primarily provide news and information.

* Tied with one or more other stations in the market.

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

     Statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments, future financings or other financial and non-financial items that are not historical facts, are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; adoption of new accounting standards or changes in existing accounting standards by the Financial Accounting Standards Board or other accounting standard-setting bodies or authorities; the effects of Company acquisitions and dispositions; general economic conditions; and significant armed conflict, as well as other risks detailed in Belo's other public disclosures, filings with the Securities and Exchange Commission and elsewhere in this Annual Report to Shareholders.

                      GAAP AND NON-GAAP FINANCIAL MEASURES

     In this report, financial measures are presented in accordance with GAAP and also on a non-GAAP basis. GAAP refers to generally accepted accounting principles in the United States of America. All references in this report to "adjusted" financial measures, operating cash flow and operating cash flow margin are non-GAAP financial measures. Management believes that the use of these non-GAAP financial measures enables management and investors to evaluate, and compare from period to period, the Company's results from ongoing operations in a meaningful and consistent manner. Operating cash flow and operating cash flow margin are used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow and operating cash flow margin should not be used as measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to net earnings, earnings from operations, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow and operating cash flow margin are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, operating cash flow and operating cash flow margin as presented may not be comparable to other similarly titled measures of other companies.

                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Belo's financial statements are based on the selection and application of accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical accounting policies currently affecting Belo's financial position and results of operations.

Revenue Recognition Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions.

Bad Debt Belo maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Belo's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets In assessing the recoverability of the Company's property, plant and equipment, goodwill and other intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At December 31, 2002, Belo had investments of $565,114 in net property, plant and equipment, $1,255,262 in goodwill and $1,371,231 in other intangible assets, primarily FCC licenses. During the year ended December 31, 2002, the Company did not record any impairment losses related to property, plant and equipment, goodwill or other intangible assets. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See Note 4 to the Consolidated Financial Statements for a discussion of the impact of this standard on the Company's financial condition and results of operations, including the possibility of future impairment charges.

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

Pension Benefits Belo's pension costs and obligations are calculated utilizing various actuarial assumptions and methodologies prescribed under SFAS No. 87, "Employers' Accounting for Pensions." The Company utilizes assumptions including, but not limited to, the selection of the discount rate, long-term rate of return on plan assets, projected salary increases and mortality rates. The discount rate assumption is based on a review of high quality corporate bond rates and the change in these rates during the year. The assumptions regarding the long-term rate of return on plan assets and projected salary increases are based on an evaluation of the Company's historical trends and experience taking into account current and expected market conditions. During 2002, the Company reduced the assumed rate of return from 9.75 percent to 8.75 percent. As a result of this revision, the Company recorded $6,200 of pension expense in 2002 compared with $3,000 that would have been recorded using the 9.75 percent rate of return. Based on assumptions adopted at the end of 2002, the Company expects 2003 pension expense to increase to approximately $13,000. In addition, during 2002 the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability of $74,711 ($48,562 net of tax benefit) as a charge to other comprehensive income (loss) at December 31, 2002. The actuarial assumptions used in the Company's pension reporting are reviewed periodically and compared with external benchmarks to ensure that they accurately account for the Company's future pension obligations. While the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company's operating results. See
Note 7 to the Consolidated Financial Statements for additional information regarding the Company's pension plan.

                              RESULTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)


2002 COMPARED WITH 2001

     Results for 2002 include the effect of the acquisition of KTTU in Tucson, Arizona on March 12, 2002. Results for 2001 include the effect of the acquisition of KSKN in Spokane, Washington on October 1, 2001. Both stations were previously operated by Belo under LMAs. The effects of both of these acquisitions are immaterial.

Consolidated Results of Operations

     Total net operating revenues in 2002 were $1,427,764, an increase of $63,186 or 4.6 percent, over 2001 revenues due to increases of $59,656 in Television Group revenues, $6,407 in Interactive Media revenues and $1,103 in Other revenues, partially offset by a $3,980 decrease in Newspaper Group revenues.

     Salaries, wages and employee benefits expense increased 1.6 percent, from $497,191 in 2001 to $505,341 in 2002, due to an increase of $20,695 for performance-based bonuses and a $5,749 increase in pension expense. These increases were offset by a $20,224 decrease in salaries and a $1,969 credit related to the curtailment of the Company's post-retirement medical program. In 2001, salaries, wages and employee benefits expense included a charge of $8,060 related to early retirements and a Company-wide reduction in force. Pension expense increased in 2002 due primarily to a reduction in the assumed long-term rate of return on pension fund assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates" and Note 7 of the Notes to Consolidated Financial Statements.

     Other production, distribution and operating costs increased from $371,771 in 2001 to $388,303 in 2002, or 4.4 percent, primarily due to increases in outside services ($7,623), outside solicitation ($3,433), cash programming ($3,304), distribution expense ($3,126) and insurance ($2,395), partially offset by a decrease in bad debt expense ($4,651).

     Newsprint, ink and other supplies expense was $115,724 in 2002, a decrease of $33,278, or 22.3 percent, as compared to 2001 expense of $149,002 primarily due to a decrease in the average cost per metric ton of newsprint. The average cost per metric ton of newsprint was 22.8 percent lower in 2002 than in 2001. Newsprint consumption decreased 1.6 percent as compared to the year earlier period.

     Depreciation expense decreased $5,147, from $102,179 in 2001 to $97,032 in 2002 due to lower levels of capital spending in 2001 and 2002.

     Amortization expense decreased from $80,831 in 2001 to $8,300 in 2002 due to the Company's adoption of SFAS No. 142 effective January 1, 2002. See Note 4 of the Notes to Consolidated Financial Statements.

     Interest expense for 2002 was $104,808, or 7 percent, lower than 2001 expense of $112,674 due primarily to lower average debt levels.

     Other, net increased from expense of $29,167 in 2001 to income of $5,198 in 2002 primarily due to a $28,785 charge in 2001 related to the write-down of the Company's investments in certain Internet-related companies, a $4,787 credit in 2002 related to the favorable resolution of certain contingencies associated with the Company's sales in the fourth quarter of 2000 of KOTV in Tulsa, Oklahoma, the Messenger-Inquirer in Owensboro, Kentucky, The Gleaner in Henderson, Kentucky and The Eagle in Bryan/College Station, Texas and a $2,375 gain in the first quarter of 2002 on the sale of Belo's interest in the Dallas Mavericks and the American Airlines Center.

     The effective tax rate for 2002 was 38.6 percent, compared with an effective tax rate of 112.3 percent for 2001. The lower rate in 2002 is due to the elimination of non-deductible goodwill amortization upon adoption of SFAS No. 142 and higher pretax earnings. The effective tax rate would have been 42.3 percent for 2001 if SFAS No. 142 had been in effect at the beginning of the year.

     As a result of the factors discussed above, the Company recorded net earnings of $131,126 ($1.15 per share) for 2002, compared with a net loss of $2,686 (2 cents per share) in 2001. Net earnings for 2001 would have been $55,950 (51 cents per share) if SFAS No. 142 had been in effect at the beginning of the year.

Segment Results of Operations

     To enhance comparability of Belo's results of operations for the years ended December 31, 2002 and 2001, certain information below is presented by segment on an adjusted basis to take into account the gain from the curtailment of the Company's post-retirement medical program in 2002, severance and early retirement charges in 2001 and the effects of SFAS No. 142 on amortization expense, all as discussed under "Consolidated Results of Operations."

                                         Reported                       Adjusted       Reported                     Adjusted
     Year ended December 31,               2002        Adjustments        2002          2001        Adjustments        2001
     -----------------------            -----------    -----------    -----------    -----------    -----------    -----------
Net operating revenues
     Television Group                   $   657,525             --    $   657,525    $   597,869             --    $   597,869
     Newspaper Group                        733,501             --        733,501        737,481             --        737,481
     Interactive Media                       19,472             --         19,472         13,065             --         13,065
     Other                                   17,266             --         17,266         16,163             --         16,163
                                        -----------    -----------    -----------    -----------    -----------    -----------
       Segment revenues                 $ 1,427,764             --    $ 1,427,764    $ 1,364,578             --    $ 1,364,578
                                        -----------    -----------    -----------    -----------    -----------    -----------
Operating cash flow
     Television Group                   $   282,229             --    $   282,229        236,169    $       897    $   237,066
     Newspaper Group                        194,121             --        194,121        173,298          2,261        175,559
     Interactive Media                      (10,738)            --        (10,738)       (16,930)           467        (16,463)
     Other                                   (1,248)            --         (1,248)        (1,955)            19         (1,936)
                                        -----------    -----------    -----------    -----------    -----------    -----------
       Segment operating cash flow(1)   $   464,364             --    $   464,364    $   390,582    $     3,644    $   394,226
                                        -----------    -----------    -----------    -----------    -----------    -----------
Corporate expenses                          (45,968)        (1,969)       (47,937)       (43,968)         4,466        (39,502)
Depreciation and amortization              (105,332)            --       (105,332)      (183,010)        75,128       (107,882)
                                        -----------    -----------    -----------    -----------    -----------    -----------
Earnings from operations                $   313,064    $    (1,969)   $   311,095    $   163,604    $    83,238    $   246,842
                                        -----------    -----------    -----------    -----------    -----------    -----------
                                         Reported        Adjusted
     Year ended December 31,             % Change        % Change
                                        -----------    -----------
Net operating revenues
     Television Group                         10.0%          10.0%
     Newspaper Group                          -0.5%          -0.5%
     Interactive Media                        49.0%          49.0%
     Other                                     6.8%           6.8%

       Segment revenues                        4.6%           4.6%

Operating cash flow
     Television Group                         19.5%          19.1%
     Newspaper Group                          12.0%          10.6%
     Interactive Media                        36.6%          34.8%
     Other                                    36.2%          35.5%

       Segment operating cash flow(1)         18.9%          17.8%

Corporate expenses                            -4.5%         -21.4%
Depreciation and amortization                 42.4%           2.4%

Earnings from operations                      91.4%          26.0%

Note: Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(1) All references herein to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. (See "- GAAP and Non-GAAP Financial Measures" for additional information on use of operating cash flow as a non-GAAP measure.)

TELEVISION GROUP

     Television Group revenues for 2002 were $657,525, a 10 percent increase from 2001 revenues of $597,869. Total spot revenues including political revenue increased 10.8 percent in 2002 as compared to the prior year. Revenues from political advertising in 2002 were $48,684 compared to $5,536 in 2001, primarily due to certain election campaigns in Texas, Missouri, Arizona and Louisiana. Spot revenues in 2002 also included approximately $9,000 of advertising revenues generated by the Company's NBC affiliates from their broadcast of the Winter Olympics in February 2002. The Company estimates lost advertising revenue of approximately $9,000 in 2001 resulting from the events of September 11.

     Local advertising revenues were 2.4 percent higher in 2002 than in 2001. The most significant increases in local advertising revenues were in the Dallas, Houston and Charlotte markets. National advertising revenues were up 4.2 percent in 2002 with the largest increases in the Phoenix, New Orleans and Hampton/Norfolk markets. The most significant increases in spot revenues were reported in the automotive and movies categories, while the largest decrease was in the telecom category.

     Television Group cash expenses as reported in 2001 included a charge of $897 related to severance costs for a Company-wide reduction in force. On an adjusted basis, Television Group cash expenses for 2002 increased $14,493, or 4 percent, compared to 2001 as a result of increases in accruals for performance-based bonuses, programming costs and national representation fees. Adjusted Television Group operating cash flow increased $45,163, or 19.1 percent, in 2002 when compared to 2001. Adjusted Television Group operating cash flow margin improved from 39.7 percent in 2001 to 42.9 percent in 2002.

NEWSPAPER GROUP

     Newspaper Group revenues for 2002 were $733,501, or 0.5 percent, lower than 2001 revenues of $737,481. In 2002, advertising revenue accounted for 84.8 percent of total Newspaper Group revenue while circulation revenue accounted for
12.2 percent and commercial printing accounted for most of the remaining amount.

     Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

Year ended December 31,                         2002       2001       % Change
-----------------------                       --------   --------   -------------
Full-run ROP ("Run of Press") inches (1)
     Classified                                 1,532       1,693       (9.5)%
     Retail                                       920         890        3.4 %
     General                                      273         305      (10.5)%
                                               ------     -------
         Total                                  2,725       2,888       (5.6)%
                                               ======     =======

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     DMN revenues decreased 1.9 percent in 2002 when compared to 2001. Classified advertising revenues declined 12.1 percent in 2002 as compared to the prior year, primarily due to a decrease in classified employment advertising volume. Classified employment revenues were down 34.6 percent in 2002 when compared to 2001. Excluding classified employment, advertising revenues were up
3.9 percent in 2002. Classified automotive and classified real estate revenues increased 6.2 percent and 3.1 percent, respectively, in 2002 when compared to the prior year. Retail advertising revenues increased 2.8 percent year over year due to increased volume, primarily in the entertainment, furniture and grocery categories. General advertising revenues declined 4.2 percent in 2002 due in part to lower volumes in the travel and automotive categories. Total Market Coverage ("TMC") and preprints revenue increased 12.7 percent in 2002 as compared to the prior year. Circulation revenues at DMN were flat in 2002 when compared to 2001.

     Total revenues for PJ increased 1.2 percent in 2002 compared to 2001. General advertising revenues improved 21.1 percent due to gains in the automotive and travel/resort categories. Other advertising revenues increased
6.4 percent, primarily due to increases in preprints and TMC. Retail advertising revenues were 4 percent higher due to strength in the automotive and home improvement categories. These revenue increases were partially offset by a 5.3 percent decline in classified advertising revenues, particularly in classified employment. Circulation revenues were 2 percent lower in 2002 due primarily to changes in the circulation mix between home delivery and single-copy sales.

     Total revenues at PE were up 2.7 percent in 2002 compared with 2001. Increases in other revenues (consisting principally of commercial printing revenue), general advertising revenues and retail advertising revenues of 31.1 percent, 13.4 percent and 2.9 percent, respectively, were partially offset by a
2.3 percent decrease in classified advertising revenue. General advertising revenue gains for PE were primarily in the telecom, automotive, insurance and packaged goods categories and retail advertising gains were in the food, department store, apparel and electronics categories. Circulation revenue decreased 1.2 percent due to promotional campaigns associated with PE's circulation expansion strategy.

     Newspaper Group cash expenses as reported in 2001 included a $2,261 charge related to a voluntary early retirement program at PJ and severance costs for a Company-wide reduction in force. On an adjusted basis, Newspaper Group cash expenses for 2002 decreased $22,542, or 4 percent, compared to 2001, primarily due to lower newsprint expense. Newsprint expense was 24 percent lower in 2002 due to a 22.8 percent decrease in the average cost per ton of newsprint. Excluding newsprint expense, adjusted Newspaper Group cash expenses were flat, with increases in outside services, performance-based bonuses and pension expense offset by decreases in salaries and wages and bad debt expense. As a result, adjusted Newspaper Group operating cash flow for 2002 increased $18,562, or 10.6 percent, when compared to 2001. Adjusted operating cash flow margin improved from 23.8 percent in 2001 to 26.5 percent in 2002.

INTERACTIVE MEDIA

     Interactive Media revenues for 2002 were $19,472, an increase of 49 percent, over 2001 revenues of $13,065. Interactive Media cash expenses as reported in 2001 included $467 related to severance costs for a Company-wide reduction in force. On an adjusted basis, Interactive Media cash expenses increased 2.3 percent in 2002 when compared to 2001 with increases in performance-based bonuses and outside services partially offset by lower advertising and promotion expense, license fees and repairs and maintenance expense. As a result, the adjusted operating cash flow deficit for the Interactive Media group improved from $16,463 in 2001 to $10,738 in 2002.

OTHER

     Other revenues consist primarily of Belo's regional cable news operations, NWCN and TXCN. Other revenues increased 6.8 percent, from $16,163 in 2001 to $17,266 in 2002. On a reported basis, cash expenses increased 2.2 percent in 2002 as compared to 2001. The operating cash flow deficit improved from $1,955 in 2001 to $1,248 in 2002, reflecting a decrease in the cash flow deficit at TXCN, offset somewhat by a slight decrease in operating cash flow at NWCN.


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

Consolidated Results of Operations

     Total net operating revenues were $1,364,578 in 2001 a decrease of $224,234, or 14.1 percent, from 2000 revenues of $1,588,812. Revenues for 2000 included $60,571 of revenue for the companies sold in the fourth quarter of 2000. The balance of the 2001 revenue decline related primarily to lower advertising revenues as a result of the slowdown in the U.S. economy.

     Salaries, wages and employee benefits expense was $497,191 in 2001, a decrease of $35,301, or 6.6 percent, as compared to the prior year, with $23,638 of the decrease resulting from the companies sold and net decreases of $11,663 at the Company's remaining properties. Salaries, wages and employee benefits included a charge of $8,060 in 2001 related to early retirements and a Company-wide reduction in force. The Company also recorded a charge of $3,795 in 2000 for early retirement costs.

     Other production, distribution and operating costs declined from $400,293 in 2000 to $371,771 in 2001, a decrease of $28,522 or 7.1 percent. The decline in other production, distribution and operating costs was due to $13,152 of expense in 2000 from the companies sold, a $2,932 charge in 2000 related to a programming write-down and an advertiser's year-end bankruptcy and decreases of $12,438 at the Company's remaining properties.

     Newsprint, ink and other supplies expense was $149,002 in 2001, a decrease of $19,327 or 11.5 percent, as compared to the prior year, with a $6,066 reduction resulting from the companies sold and a decrease of $13,261 at the remaining properties. Newsprint consumption decreased approximately 15.4 percent at the remaining properties as compared to the prior year due to lower advertising volume and web-width reductions. The average cost per metric ton of newsprint increased 9.6 percent in 2001 as compared to 2000.

     Depreciation expense increased $1,280 in 2001, of which amount $4,584 was due to higher depreciation at the remaining properties, partially offset by a $3,304 reduction in depreciation expense from the companies sold.

     Of the $3,242 decrease in amortization expense in 2001, $3,416 was associated with the operating companies sold in the fourth quarter of 2000, offset somewhat by a $174 increase in amortization expense related primarily to 2000 acquisitions.

     Interest expense for 2001 was $112,674 or 15.1 percent lower than 2000 expense of $132,780, reflecting lower average debt levels and lower average interest rates.

     The Company recorded gains on the sales of subsidiaries and investments of $104,628 in 2000.

     Other, net expense increased from $7,740 in 2000 to $29,167 in 2001, primarily due to a $28,785 charge recorded in the second quarter of 2001 related to the write-down of investments in certain Internet-related companies. Other, net expense in 2000 included a write-down related to investments in Internet-related companies of $28,500, partially offset by a benefit related to a legal settlement of $18,953.

     The effective tax rate for 2001 was 112.3 percent, compared with 43.5 percent for 2000. The Company's effective tax rate exceeded 100 percent for 2001 due to lower pretax earnings and a fixed amount of non-deductible goodwill amortization. In addition to the effect of the advertising downturn in 2001, pretax earnings were lower due to the write-down of the Company's investments in Internet-related companies and severance charges associated with early retirements and a Company-wide reduction in force.

     As a result of the factors discussed above, Belo recorded a net loss of $2,686 (2 cents per share) for the year ended December 31, 2001 compared with net earnings of $150,825 ($1.29 per share) in 2000.

Segment Results of Operations

     To enhance comparability of Belo's results of operations for the years ended December 31, 2001 and 2000, certain information below is presented by segment on an adjusted basis to take into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV as though each had occurred at the beginning of 2000, the severance and early retirement charges in 2001 and 2000, the programming write-down and advertiser's year-end bankruptcy in 2000 and the effects of SFAS No. 142 on amortization expense in 2001 and 2000, all as discussed under "Consolidated Results of Operations."

                                     Reported                     Adjusted       Reported                      Adjusted
Year ended December 31,                2001        Adjustments       2001          2000        Adjustments       2000
-----------------------             -----------    -----------   -----------    -----------    -----------    -----------
Net operating revenues
   Television Group                 $   597,869             --   $   597,869    $   692,826    $   (18,841)   $   673,985
   Newspaper Group                      737,481             --       737,481        871,380        (41,518)       829,862
   Interactive Media                     13,065             --        13,065         10,319           (269)        10,050
   Other                                 16,163             --        16,163         14,287             --         14,287
                                    -----------    -----------   -----------    -----------    -----------    -----------
     Segment revenues               $ 1,364,578             --   $ 1,364,578    $ 1,588,812    $   (60,628)   $ 1,528,184
                                    -----------    -----------   -----------    -----------    -----------    -----------
Operating cash flow
   Television Group                 $   236,169    $       897   $   237,066        303,800    $    (4,138)   $   299,662
   Newspaper Group                      173,298          2,261       175,559        251,163        (11,114)       240,049
   Interactive Media                    (16,930)           467       (16,463)       (16,899)           413        (16,486)
   Other                                 (1,955)            19        (1,936)        (3,569)             1         (3,568)
                                    -----------    -----------   -----------    -----------    -----------    -----------
     Segment operating cash flow(1) $   390,582          3,644   $   394,226    $   534,495    $   (14,838)   $   519,657
                                    -----------    -----------   -----------    -----------    -----------    -----------
Corporate expenses                      (43,968)         4,466       (39,502)       (46,797)         3,795        (43,002)
Depreciation and amortization          (183,010)        75,128      (107,882)      (184,972)        77,686       (107,286)
                                    -----------    -----------   -----------    -----------    -----------    -----------
Earnings from operations            $   163,604    $    83,238   $   246,842    $   302,726    $    66,643    $   369,369
                                    -----------    -----------   -----------    -----------    -----------    -----------
                                       Reported     Adjusted
Year ended December 31,                % Change     % Change
                                     -----------   -----------
Net operating revenues
   Television Group                       -13.7%        -11.3%
   Newspaper Group                        -15.4%        -11.1%
   Interactive Media                       26.6%         30.0%
   Other                                   13.1%         13.1%

     Segment revenues                     -14.1%        -10.7%

Operating cash flow
   Television Group                       -22.3%        -20.9%
   Newspaper Group                        -31.0%        -26.9%
   Interactive Media                        0.2%         -0.1%
   Other                                   45.2%         45.7%

     Segment operating cash flow(1)       -26.9%        -24.1%

Corporate expenses                          6.0%          8.1%
Depreciation and amortization               1.1%         -0.7%

Earnings from operations                  -46.0%        -33.2%

Note: Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(1) All references herein to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. (See "- GAAP and Non-GAAP Financial Measures" for additional information on use of operating cash flow as a non-GAAP measure.)

TELEVISION GROUP

     On a reported basis, Television Group revenues in 2001 decreased $94,957, or 13.7 percent, compared to the prior year. This decline resulted from lower advertising revenues due to a slowdown in the U.S. economy, decreases in political and .com advertising, the disposition of KOTV in the fourth quarter of 2000 and lost advertising revenue estimated at $9,000 resulting from the events of September 11. Additionally, spot revenues in 2000 included approximately $10,500 from the broadcast of the Summer Olympics. Television Group cash expenses for 2001 decreased $27,326, or 7 percent, as a result of stringent cost controls and the sale of KOTV. As a result, on a reported basis, Television Group operating cash flow for 2001 decreased $67,631, or 22.3 percent, when compared to 2000.

     On an adjusted basis, Television Group revenues for 2001 were $597,869, a decrease of $76,116 or 11.3 percent, compared with 2000 revenue of $673,985. Television Group spot revenues decreased 11.6 percent in 2001, due in part to a decrease in political advertising. Political advertising revenues decreased $44,577, or 89 percent, from 2000 to 2001. Excluding political revenues in both years, spot advertising revenues decreased 5 percent in 2001 compared with 2000. National advertising revenues declined 10.8 percent in 2001, with the largest decreases reported in the Dallas/Fort Worth and Seattle/Tacoma markets. Local advertising revenues declined 1.2 percent in 2001 as compared to 2000. Cash expenses decreased 3.6 percent due to cost control measures implemented early in 2001. As a result, Television Group operating cash flow decreased 20.9 percent, from $299,662 in 2000 to $237,066 in 2001. Television Group operating cash flow margin declined from 44.5 percent in 2000 to 39.7 percent in 2001.

NEWSPAPER GROUP

     On a reported basis, Newspaper Group revenues for 2001 decreased $133,899, or 15.4 percent, compared to 2000 revenues due to the sales of The Gleaner, The Eagle and the Messenger-Inquirer in the fourth quarter of 2000, lower advertising revenue as a result of the slowdown in the economy, lost advertising revenue estimated at $2,000 from the events of September 11 and the effects of one less Sunday in 2001 than in 2000. Newspaper Group cash expenses were down 9 percent in 2001 as compared to 2000, as a result of the dispositions, lower newsprint expense and tight cost controls, partially offset by $2,261 in severance costs related to a reduction in force and a voluntary early retirement program at PJ in the fourth quarter of 2001. As a result, on a reported basis, Newspaper Group operating cash flow declined $77,865, or 31 percent.

     On an adjusted basis, Newspaper Group revenues in 2001 were $737,481, or
11.1 percent, lower than 2000 revenues of $829,862. Advertising revenues comprised 85 percent of total Newspaper Group revenues in 2001, circulation revenues accounted for 12 percent and commercial printing contributed most of the remaining amount. Total advertising revenues for the Newspaper Group were down 12.8 percent in 2001 when compared to 2000 due mostly to a significant downturn in classified employment advertising felt by large newspapers across the country, the effect of which was greatest at large metropolitan newspapers with significant employment categories like DMN.

     Newspaper volume is measured in column inches. Volume for DMN was as follows (in thousands):

Year ended December 31,                               2001       2000     % Change
-----------------------                             --------   --------   --------
Full-run ROP ("Run of Press") inches(1)
     Classified                                        1,693      1,973      (14.2)%
     Retail                                              890        992      (10.3)%
     General                                             305        379      (19.5)%
                                                    --------   --------
         Total                                         2,888      3,344      (13.6)%
                                                    ========   ========

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

     On an adjusted basis, Newspaper Group cash expenses for 2001 were $561,922, a decrease of 4.7 percent compared with $589,813 in 2000, due to cost controls initiated early in 2001 in response to the softening advertising environment and lower newsprint expense. Newsprint expense was down 7.3 percent due to a 15.4 percent decrease in consumption, partially offset by a 9.6 percent increase in the average cost per metric ton. Excluding newsprint, all other cash expenses were down 4 percent. As a result, operating cash flow for 2001 decreased $64,490, or 26.9 percent, when compared to 2000. The Newspaper Group operating cash flow margin was 23.8 percent in 2001 compared with 28.9 percent in 2000.

INTERACTIVE MEDIA

     On a reported basis, Interactive Media revenues increased 26.6 percent, from $10,319 in 2000 to $13,065 in 2001. Interactive Media cash expenses increased 10.2 percent in 2001 due to increased staffing and levels of operations early in the year, followed by a curtailment of expenses beginning in the third quarter in response to the softening economy. As a result, the Interactive Media group reported an operating cash flow deficit of $16,930 in 2001 compared with a $16,899 deficit in 2000.

OTHER

     On a reported basis, Other revenues of $16,163 in 2001 were 13.1 percent higher than 2000 revenues of $14,287 due to revenue increases at NWCN and TXCN. Cash expenses increased 1.5 percent in 2001 as compared to 2000. The operating cash flow deficit decreased 45.2 percent, from $3,569 in 2000 to $1,955 in 2001, reflecting a decrease in the cash flow deficit at TXCN and an increase in operating cash flow at NWCN.

                         LIQUIDITY AND CAPITAL RESOURCES
                (Dollars in thousands, except per share amounts)

     Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On a reported basis, net cash provided by operations was $314,132 in 2002 compared with $165,374 in 2001. The increase in net cash provided by operations in 2002 is due to higher net earnings and lower cash requirements for income taxes, bonuses and interest. Net cash provided by operations was used primarily to pay down $255,800 of debt. In addition, net cash provided by operations was used to fund capital expenditures, common stock dividends and investments.

     On June 3, 2002, the Company repaid $250,000 of Senior Notes due 2002 utilizing borrowings under its existing credit facility. At December 31, 2002, Belo had $1,100,000 in fixed-rate debt securities as follows: $300,000 of 7-1/8% Senior Notes due 2007; $350,000 of 8% Senior Notes due 2008; $200,000 of 7-3/4%
Senior Debentures due 2027; and $250,000 of 7-1/4% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.5 percent. Belo also has $150,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management.

     At December 31, 2002, the Company had a $720,000 revolving credit facility. Borrowings under the credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the credit facility. At December 31, 2002, borrowings under the credit facility were $312,000 and the weighted average interest rate for borrowings under the credit facility, which includes a ..175 percent commitment fee, was 2.9 percent. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006.

     The Company is required to maintain certain financial ratios as of the end of each quarter, as defined in its revolving credit agreement. At December 31, 2002, the Company was in compliance with these requirements.

     At December 31, 2002, Belo also had $22,800 of short-term unsecured notes outstanding. The weighted average interest rate on this debt was 2.1 percent at December 31, 2002. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements.

     On January 30, 2002, Belo sold its interest in the Dallas Mavericks and the American Airlines Center for $27,000 which resulted in a pretax gain of $2,375.

     On March 12, 2002, the Company completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 cash. Belo had previously operated KTTU under a local marketing agreement.

     During 2002, Belo paid dividends of $33,537, or 30 cents per share, on Series A and Series B Common Stock outstanding, compared with $32,936, or 30 cents per share, during 2001.

     In 2002, the Company received proceeds from the exercise of stock options of $31,239, compared with $10,182 in 2001.

     The table below summarizes the following specified commitments of the Company over the next five years:

Nature of Commitment                     2003       2004       2005       2006       2007
--------------------                   --------   --------   --------   --------   --------
     Broadcast rights                  $ 61,009   $ 54,535   $ 40,845   $ 20,864   $  6,949
     Capital expenditures                11,445      2,526      2,171      2,623        647
     Investments obligations              7,358      5,518      3,918      2,327         --
     Non-cancelable operating leases      5,575      4,565      3,665      2,455      1,798
     Long-term debt                          --         --         --    334,800    300,000
                                       --------   --------   --------   --------   --------
         Total commitments             $ 85,387   $ 67,144   $ 50,599   $363,069   $309,394
                                       ========   ========   ========   ========   ========

     Total capital expenditures for 2002 were $60,125. Belo's Television Group spent $26,486, primarily on new broadcast equipment, including $10,357 for equipment to be used in the transmission of digital television ("DTV"). Newspaper Group capital expenditures for 2002 were $22,488. Capital spending in 2003 is expected to be approximately $90,000. As of December 31, 2002, required future payments for capital projects in 2003 were approximately $11,500. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

     During 2000 and 2001, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. As of December 31, 2002, investments totaling $26,950 ($12,700 of which was invested in 2002) had been made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures and operating costs. Belo expects to invest approximately $7,400 in the Time Warner partnerships during 2003 to fund additional capital expenditures and operating costs. The on-air dates of the news channels in Charlotte and Houston were June 14, 2002 and December 12, 2002, respectively. The projected on-air date of the news channel in San Antonio, Texas is April 2003.

     In 1999 and 2000, Belo made investments of approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-downs of $28,785 and $28,500, respectively, to recognize a decline in the value of these investments considered to be other than temporary.

     The expenses of Belo's Interactive Media segment will continue to exceed revenues in 2003 as it continues to develop its business. The 2003 operating cash flow deficit for BI is expected to be approximately $7,000.

     For ERISA funding purposes, the Company's required minimum contribution to its pension plan of $8,000 must be made by September 2004. The Company plans to make this contribution in the first quarter of 2003. The Company may make additional voluntary contributions to the Plan during 2003 of up to $12,000.

     The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

                                  OTHER MATTERS

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company has adopted the disclosure-only provisions of SFAS No. 148. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards. See Note 1 to the Consolidated Financial Statements for the pro forma effects of SFAS No. 123 for the years 2002, 2001 and 2000.

MARKET RISKS

     The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 5 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 2002 and 2001, the fair value of Belo's fixed-rate debt was estimated to be $1,167,375 and $1,289,485, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 2002 and 2001 was $1,100,000 and $1,350,000, respectively.

     Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. A hypothetical 10 percent decrease in interest rates would increase the fair value of the Company's fixed-rate debt by $57,435 at December 31, 2002 ($63,082 at December 31, 2001). With respect to the Company's variable-rate debt, a 10 percent change in interest rates would have resulted in annual changes in Belo's pretax earnings and cash flows of $950 and $1,155, at December 31, 2002 and 2001, respectively.

     In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. The average price of newsprint is expected to be higher in 2003 than in 2002, although the amount and the timing of any increase cannot be predicted with certainty. Belo believes the newsprint environment for 2003, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Belo Corp.

We have audited the accompanying consolidated balance sheets of Belo Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo Corp. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in 2002 the Company, as required by the recently issued standard for accounting for goodwill, changed its method of accounting for goodwill and other intangible assets.

                                                 /s/ ERNST & YOUNG LLP








Dallas, Texas
January 24, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                             Years ended December 31,
                                                                   --------------------------------------------
In thousands, except per share amounts                                 2002            2001            2000
--------------------------------------                             ------------    ------------    ------------
NET OPERATING REVENUES (Note 3)
     Television Group                                              $    657,525    $    597,869    $    692,826
     Newspaper Group                                                    733,501         737,481         871,380
     Interactive Media                                                   19,472          13,065          10,319
     Other                                                               17,266          16,163          14,287
                                                                   ------------    ------------    ------------


         Total net operating revenues                                 1,427,764       1,364,578       1,588,812
                                                                   ------------    ------------    ------------


OPERATING COSTS AND EXPENSES
     Salaries, wages and employee benefits (Note 7)                     505,341         497,191         532,492
     Other production, distribution and operating costs (Note 9)        388,303         371,771         400,293
     Newsprint, ink and other supplies                                  115,724         149,002         168,329
     Depreciation                                                        97,032         102,179         100,899
     Amortization (Notes 3 and 4)                                         8,300          80,831          84,073
                                                                   ------------    ------------    ------------


         Total operating costs and expenses                           1,114,700       1,200,974       1,286,086
                                                                   ------------    ------------    ------------


              Earnings from operations                                  313,064         163,604         302,726
                                                                   ------------    ------------    ------------


OTHER INCOME AND EXPENSE
     Interest expense (Note 5)                                         (104,808)       (112,674)       (132,780)
     Gain on the sale of subsidiaries and investments (Note 3)               --              --         104,628
     Other, net (Note 11)                                                 5,198         (29,167)         (7,740)
                                                                   ------------    ------------    ------------


         Total other income and expense                                 (99,610)       (141,841)        (35,892)
                                                                   ------------    ------------    ------------

EARNINGS
     Earnings before income taxes                                       213,454          21,763         266,834
     Income taxes (Note 6)                                               82,328          24,449         116,009
                                                                   ------------    ------------    ------------

         Net earnings (loss)                                       $    131,126    $     (2,686)   $    150,825
                                                                   ============    ============    ============

Net earnings (loss) per share (Note 12):
     Basic                                                         $       1.17    $       (.02)   $       1.29
     Diluted                                                       $       1.15    $       (.02)   $       1.29

Weighted average shares outstanding (Note 12):
     Basic                                                              111,870         109,816         116,754
     Diluted                                                            113,638         109,816         117,198

Dividends per share                                                $        .30    $        .30    $        .28



See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

ASSETS                                                               December 31,
------                                                          -----------------------

In thousands                                                       2002         2001
------------                                                    ----------   ----------
Current assets:
   Cash and temporary cash investments                          $   34,695   $   35,913
   Accounts receivable (net of allowance of $7,716
      and $7,714 at December 31, 2002 and 2001, respectively)      235,710      231,673
   Inventories                                                      13,803       15,868
   Deferred income taxes (Note 6)                                   12,644       14,564
   Other current assets                                             23,599       34,161
                                                                ----------   ----------
     Total current assets                                          320,451      332,179

Property, plant and equipment, at cost:
   Land                                                             80,743       77,216
   Buildings and improvements                                      297,291      295,129
   Broadcast equipment                                             325,210      309,073
   Newspaper publishing equipment                                  294,985      301,149
   Other                                                           207,961      197,039
   Advance payments on plant and equipment
      expenditures (Note 9)                                         27,897       27,097
                                                                ----------   ----------
Total property, plant and equipment                              1,234,087    1,206,703
   Less accumulated depreciation                                   668,973      609,597
                                                                ----------   ----------
     Property, plant and equipment, net                            565,114      597,106

Intangible assets, net (Notes 3 and 4)                           1,371,231    1,368,385
Goodwill, net (Notes 3 and 4)                                    1,255,262    1,255,262
Other assets (Note 11)                                             102,520      119,293
                                                                ----------   ----------

     Total assets                                               $3,614,578   $3,672,225
                                                                ==========   ==========



See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                                      December 31,
------------------------------------                                              ----------------------------

In thousands, except share and per share amounts                                      2002            2001
------------------------------------------------                                  ------------    ------------
Current liabilities:
   Accounts payable                                                               $     66,173    $     60,347
   Accrued compensation and benefits                                                    68,737          48,003
   Other accrued expenses                                                               31,680          37,908
   Income taxes payable (Note 6)                                                        10,414              --
   Advance subscription payments                                                        25,176          24,126
   Accrued interest payable                                                             13,986          15,016
                                                                                  ------------    ------------
       Total current liabilities                                                       216,166         185,400

Long-term debt (Note 5)                                                              1,441,200       1,696,900
Deferred income taxes (Note 6)                                                         407,734         416,500
Other liabilities                                                                      136,248          52,680

Commitments and contingent liabilities (Note 9)

Shareholders' equity (Notes 8 and 10):
   Preferred stock, $1.00 par value. Authorized 5,000,000 shares; none issued
   Common stock, $1.67 par value. Authorized 450,000,000 shares
         Series A: Issued and outstanding 96,076,672 and 91,800,402 shares
           at December 31, 2002 and 2001, respectively;                                160,448         153,307
         Series B: Issued and outstanding 16,681,619 and 18,582,538 shares
           at December 31, 2002 and 2001, respectively                                  27,858          31,033
   Additional paid-in capital                                                          877,007         837,515
   Retained earnings                                                                   396,479         298,890
   Accumulated other comprehensive income (loss) (Note 13)                             (48,562)             --
                                                                                  ------------    ------------

     Total shareholders' equity                                                      1,413,230       1,320,745
                                                                                  ------------    ------------

       Total liabilities and shareholders' equity                                 $  3,614,578    $  3,672,225
                                                                                  ============    ============



See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Dollars in thousands                                                  Three years ended December 31, 2002
--------------------                          ------------------------------------------------------------------------------------
                                                            COMMON STOCK
                                                                                                         Accumulated
                                                                                 Additional                 Other
                                                Shares       Shares               Paid-in     Retained  Comprehensive
                                               Series A     Series B    Amount    Capital     Earnings  Income (Loss)      Total
                                              ----------   ----------  --------  ----------   --------  -------------   ----------
BALANCE AT DECEMBER 31, 1999                  99,515,495   19,142,616  $198,159  $  885,522   $306,156  $          --   $1,389,837
   Exercise of stock options                     354,813                    593       3,862                                  4,455
   Tax benefit from long-term incentive plan                                            723                                    723
   Employer's matching contribution to
        Savings and Investment Plan                           483,070       807       7,287                                  8,094
   Purchases and subsequent retirement of
        treasury stock                        (9,642,325)               (16,103)    (72,291)   (83,318)                   (171,712)
   Net earnings                                                                                150,825                     150,825
   Cash dividends                                                                              (32,814)                    (32,814)
   Conversion of Series B to Series A            765,246     (765,246)                                                          --
                                              ----------   ----------  --------  ----------   --------  -------------   ----------
BALANCE AT DECEMBER 31, 2000                  90,993,229   18,860,440  $183,456  $  825,103   $340,849  $          --   $1,349,408
   Exercise of stock options                     782,128                  1,306       8,876                                 10,182
   Tax benefit from long-term incentive plan                                          1,572                                  1,572
   Employer's matching contribution to
        Savings and Investment Plan                           430,943       720       7,106                                  7,826
   Purchases and subsequent retirement of
        treasury stock                          (683,800)                (1,142)     (5,142)    (6,337)                    (12,621)
   Net loss                                                                                     (2,686)                     (2,686)
   Cash dividends                                                                              (32,936)                    (32,936)
   Conversion of Series B to Series A            708,845     (708,845)                                                          --
                                              ----------   ----------  --------  ----------   --------  -------------   ----------
BALANCE AT DECEMBER 31, 2001                  91,800,402   18,582,538  $184,340  $  837,515   $298,890  $          --   $1,320,745
   Exercise of stock options                   2,011,440                  3,359      27,880                                 31,239
   Tax benefit from long-term incentive plan                                          4,246                                  4,246
   Employer's matching contribution to
        Savings and Investment Plan              224,545      139,366       607       7,366                                  7,973
   Net earnings                                                                                131,126                     131,126
   Minimum pension liability adjustment,
        net of tax benefit                                                                                    (48,562)     (48,562)
   Cash dividends                                                                              (33,537)                    (33,537)
   Conversion of Series B to Series A          2,040,285   (2,040,285)                                                          --
                                              ----------   ----------  --------  ----------   --------  -------------   ----------
BALANCE AT DECEMBER 31, 2002                  96,076,672   16,681,619  $188,306  $  877,007   $396,479  $     (48,562)  $1,413,230



See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH PROVIDED (USED)                                                          Years ended December 31,
--------------------                                                --------------------------------------------
In thousands                                                            2002            2001            2000
------------                                                        ------------    ------------    ------------
OPERATIONS
     Net earnings (loss)                                            $    131,126    $     (2,686)   $    150,825
     Adjustments to reconcile net earnings (loss) to net
       cash provided by operations:
          Net gain on sale of subsidiaries and investments                (1,841)             --         (65,367)
          Depreciation and amortization                                  105,332         183,010         184,972
          Deferred income taxes                                           23,680          10,500         (20,072)
          Non-cash charges for write-down of Internet investments             --          28,785          28,500
          Other non-cash expenses                                         14,175           7,680           8,840
          Other, net                                                       5,103           7,731          (6,339)
          Net change in current assets and liabilities:
             Accounts receivable                                          (4,039)         42,820         (29,022)
             Inventories and other current assets                         (1,054)        (12,481)         (1,978)
             Accounts payable                                              5,774         (14,622)         11,984
             Accrued compensation and benefits                            20,734         (16,694)          5,768
             Other accrued liabilities                                   (10,408)         (6,079)          4,798
             Income taxes payable                                         25,550         (62,590)        (19,481)
                                                                    ------------    ------------    ------------
          Net cash provided by operations                                314,132         165,374         253,428
                                                                    ------------    ------------    ------------

INVESTMENTS
     Capital expenditures                                                (60,125)        (62,455)       (104,427)
     Acquisitions                                                        (18,000)         (5,000)        (26,805)
     Proceeds from sale of subsidiaries and investments                   27,000              --         233,316
     Other investments                                                   (12,934)        (17,741)        (46,866)
     Other, net                                                            4,230           4,123             297
                                                                    ------------    ------------    ------------
          Net cash provided by (used for) investments                    (59,829)        (81,073)         55,515
                                                                    ------------    ------------    ------------
FINANCING
     Net borrowings for acquisitions                                      18,000           5,000          16,100
     Net proceeds from revolving debt                                    978,725         842,853       1,443,100
     Payments on revolving debt                                       (1,002,525)     (1,295,910)     (1,525,747)
     Repayment of 6-7/8% Senior Notes due 2002                          (250,000)             --              --
     Net proceeds from fixed-rate debt offering                               --         347,329              --
     Payments of dividends on stock                                      (33,537)        (32,936)        (32,814)
     Net proceeds from exercise of stock options                          31,239          10,182           4,455
     Purchase of treasury stock                                               --         (12,621)       (171,712)
     Other                                                                 2,577              35            (238)
                                                                    ------------    ------------    ------------
          Net cash used for financing                                   (255,521)       (136,068)       (266,856)
                                                                    ------------    ------------    ------------

             Net increase (decrease) in cash and
                temporary cash investments                                (1,218)        (51,767)         42,087
                                                                    ------------    ------------    ------------

Cash and temporary cash investments at beginning of year                  35,913          87,680          45,593

Cash and temporary cash investments at end of year                  $     34,695    $     35,913    $     87,680

SUPPLEMENTAL DISCLOSURES (Note 14)



See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Principles of Consolidation The consolidated financial statements include the accounts of Belo Corp. (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions. Equity investments of 50 percent interest in partnerships with Time Warner Cable are accounted for by the equity method of accounting, with Belo's share of the results of operations being reported in Other Income and Expense in the accompanying Consolidated Statements of Earnings.

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

C) Accounts Receivable Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $7,291, $11,942 and $10,972 in 2002, 2001 and 2000, respectively. Accounts written off during 2002, 2001 and 2000 were $7,289, $12,539 and $9,542, respectively.

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

         The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of the carrying amount to the future net cash flows the property and equipment is expected to generate. Based on this assessment, no impairment was recorded in any of the periods presented.

G) Goodwill and Other Intangible Assets Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and ceased the amortization of goodwill and certain other intangibles with indefinite lives. Since the adoption of the new accounting policy, goodwill is tested at least annually by reporting unit for impairment. Intangibles with indefinite lives are individually tested for impairment at least annually. See Note 4.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Separable intangible assets that have finite useful lives continue to be amortized on a straight-line basis over their estimated useful lives as follows:

                     Estimated
                   Useful Lives
                   ------------
Market alliance         5 years
Subscriber lists       18 years

H) Stock Options The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123" and continues to apply APB Opinion No. 25 in accounting for its stock-based compensation plans. Because it is Belo's policy to grant stock options at the market price on the date of grant, the intrinsic value is zero, and therefore no compensation expense is recorded. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards.

         The following table illustrates the effect on net earnings (loss) and net earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

                                                         2002           2001            2000
                                                     ------------   ------------    ------------
Net earnings (loss), as reported                     $    131,126   $     (2,686)   $    150,825
Less: Stock-based compensation expense determined
  under fair value-based method, net of tax                13,521         11,018           9,059
                                                     ------------   ------------    ------------
Net earnings (loss), pro forma                       $    117,605   $    (13,704)   $    141,766
                                                     ============   ============    ============

Per share amounts:
Basic net earnings (loss) per share, as reported     $       1.17   $       (.02)   $       1.29
                                                     ============   ============    ============

Basic net earnings (loss) per share, pro forma       $       1.07   $       (.13)   $       1.24
                                                     ============   ============    ============

Diluted net earnings (loss) per share, as reported   $       1.15   $       (.02)   $       1.29
                                                     ============   ============    ============

Diluted net earnings (loss) per share, pro forma     $       1.05   $       (.13)   $       1.24
                                                     ============   ============    ============

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings for future years. See
         Note 8.

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

J) Advertising Expense The cost of advertising is expensed as incurred. Belo incurred $27,352, $26,137 and $31,678 in advertising and promotion costs during 2002, 2001 and 2000, respectively.

K) Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

     During 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 147, "Acquisitions of Certain Financial Institutions - An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." The Company does not expect adoption of these statements to have a significant impact, if any, on its financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company has adopted the disclosure-only provisions of SFAS No. 148. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards. See Note 1 for the pro forma effects of SFAS No. 123 for the years 2002, 2001 and 2000.

NOTE 3: ACQUISITIONS AND DISPOSITIONS

     On March 12, 2002, Belo completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement ("LMA"). The acquisition was accounted for as a purchase and the purchase price along with acquisition costs was allocated to the FCC license ($9,268) and market alliance ($8,832).

     On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. KSKN was previously operated by Belo under an LMA. The purchase price was allocated to the FCC license.

     On March 1, 2000, Belo acquired KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona for $16,100 in cash. Belo previously operated both stations under LMAs. In each transaction, substantially all of the purchase price was allocated to the FCC license.

     During the fourth quarter of 2000, Belo completed the sales of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma. Cash proceeds of $233,316 were received and gains of $104,628 ($65,367 net of taxes) were recognized on the transactions.

     Results of the 2002, 2001 and 2000 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," issued by the FASB in July 2001. Under the provisions of SFAS No. 142, goodwill and certain other intangibles with indefinite lives, namely FCC licenses, are no longer amortized, but are instead reviewed at least annually for impairment. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives. For Belo's Television Group, a reporting unit is defined as an operating cluster of television stations and for Belo's Newspaper Group, a reporting unit is defined as the newspaper operations in each individual market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's initial review for impairment of goodwill and other intangible assets performed during 2002 indicated no impairment of these assets as of January 1, 2002. During the fourth quarter of 2002, the Company performed its annual review for impairment of goodwill and other intangible assets as of December 31, 2002 and, based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

     Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangibles with indefinite lives. The following table sets forth a reconciliation of net earnings and net earnings per share information for the three years ended December 31, 2002 as though SFAS No. 142 had been in effect at the beginning of fiscal 2000:

                                                         2002           2001            2000
                                                     ------------   ------------    ------------
Net earnings (loss), as reported                     $    131,126   $     (2,686)   $    150,825
Add back: Goodwill and FCC license
          amortization, net of tax                             --         58,636          60,876
                                                     ------------   ------------    ------------
Net earnings, pro forma                              $    131,126   $     55,950    $    211,701
                                                     ============   ============    ============

Per share amounts:
Basic net earnings (loss) per share, as reported     $       1.17   $       (.02)   $       1.29
Add back: Goodwill and FCC license
          amortization, net of tax                             --            .53             .52
                                                     ------------   ------------    ------------
Basic net earnings per share, pro forma              $       1.17   $        .51    $       1.81
                                                     ============   ============    ============

Diluted net earnings (loss) per share, as reported   $       1.15   $       (.02)   $       1.29
Add back: Goodwill and FCC license
          amortization, net of tax                             --            .53             .52
                                                     ------------   ------------    ------------
Diluted net earnings per share, pro forma            $       1.15   $        .51    $       1.81
                                                     ============   ============    ============


     The following table sets forth the identifiable intangible assets that continue to be subject to amortization (definite-lived intangible assets) and the identifiable intangible assets that are no longer subject to amortization beginning January 1, 2002 (indefinite-lived intangible assets):

                                                        2002                                        2001
                                      ----------------------------------------   ----------------------------------------
                                        Gross                        Other          Gross                      Other
                                       Carrying    Accumulated     Intangible     Carrying    Accumulated     Intangible
                                        Amount     Amortization   Assets, Net      Amount     Amortization   Assets, Net
                                      ----------   ------------   ------------   ----------   ------------   ------------
Definite-lived intangible assets:
   Television Group:
     Market alliance(1)               $    8,832   $      1,325   $      7,507   $       --   $         --   $         --

   Newspaper Group:
     Subscriber lists(2)                 115,963         42,711         73,252      123,377         36,196         87,181

Indefinite-lived intangible assets:

   Television Group:
     FCC licenses(1)                   1,464,184        173,712      1,290,472    1,454,916        173,712      1,281,204
                                      ----------   ------------   ------------   ----------   ------------   ------------
Other intangible assets               $1,588,979   $    217,748   $  1,371,231   $1,578,293   $    209,908   $  1,368,385
                                      ==========   ============   ============   ==========   ============   ============

     (1) On March 12, 2002, Belo completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement ("LMA"). The acquisition was accounted for as a purchase and the purchase price along with acquisition costs was allocated to the FCC license ($9,268) and market alliance ($8,832).

     (2) Prior to the adoption of SFAS No. 142, balance sheet reclassification adjustments were made resulting in decreases in the gross carrying amount and accumulated amortization related to subscriber lists.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Amortization expense for intangible assets subject to amortization was $8,300 for 2002. The annual amortization expense for intangible assets subject to amortization is estimated to be approximately $8,500 for each of the next five fiscal years.

     During 2002, no goodwill was acquired, impaired or disposed. The carrying amount of goodwill by operating segment as of December 31, 2001 and 2002 is as follows:

                       Carrying
                        Amount
                      ----------
Television Group      $  779,987
Newspaper Group          470,043
Other                      5,232
                      ----------
     Total goodwill   $1,255,262
                      ==========

NOTE 5: LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 2002 and 2001:

                                                      2002           2001
                                                  ------------   ------------
6-7/8% Senior Notes Due June 1, 2002              $         --   $    250,000
7-1/8% Senior Notes Due June 1, 2007                   300,000        300,000
8% Senior Notes Due November 1, 2008                   350,000        350,000
7-3/4% Senior Debentures Due June 1, 2027              200,000        200,000
7-1/4% Senior Debentures Due September 15, 2027        250,000        250,000
                                                  ------------   ------------
     Fixed-rate debt                                 1,100,000      1,350,000
Revolving credit agreement, including
   short-term unsecured notes classified
   as long-term                                        334,800        340,500
Other                                                    6,400          6,500
Less: Current maturities of long-term debt                  --           (100)
                                                  ------------   ------------
Total                                             $  1,441,200   $  1,696,900
                                                  ============   ============

     The Company has no long-term debt maturities until 2006. Debt maturities in 2006 and 2007 are $334,800 and $300,000, respectively. On June 3, 2002, the
Company repaid $250,000 of Senior Notes due 2002 utilizing borrowings under its existing credit facility.

     At December 31, 2002, the weighted average effective interest rate on the $1,100,000 of fixed-rate debt was 7.5 percent and the fair value was $67,375 greater than the carrying value. At December 31, 2001, the fair value of the $1,350,000 fixed rate debt was $60,515 less than the carrying value. The fair values at December 31, 2002 and 2001, respectively, were estimated using quoted market prices for those publicly traded instruments.

    At December 31, 2002, the Company had a $720,000 five-year revolving credit facility. Borrowings under the credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the credit facility. Borrowings under the credit facility were $312,000 at both December 31, 2002 and December 31, 2001. The weighted average interest rate for borrowings under the credit facility (which includes a .175 percent commitment fee) was 2.9 percent and 3.4 percent at December 31, 2002 and 2001, respectively. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006. The carrying value of borrowings under the revolving credit facility approximates fair value.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning in June 30, 2002, and for periods after September 30, 2003 to 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2002, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 3.4 to 1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2002 was 4.1 to 1.0.

     During 2002, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 2.1 percent and 2.9 percent at December 31, 2002 and 2001, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $22,800 and $28,500 of short-term notes outstanding at December 31, 2002 and 2001, respectively, have been classified as long-term in the accompanying consolidated balance sheets.

     In 2002, 2001 and 2000, interest costs of $573, $489 and $2,398, respectively, were capitalized as components of construction cost. During 2002, 2001 and 2000, cash paid for interest, net of amounts capitalized, was $105,838, $113,674 and $132,146, respectively.

     At December 31, 2002, Belo had outstanding letters of credit of $12,737 issued in the ordinary course of business.

NOTE 6: INCOME TAXES

     Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Income tax expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

                              2002          2001          2000
                           ----------    ----------    ----------
Current
     Federal               $   58,757    $   13,591    $  121,560
     State                      6,608         4,751        16,427
                           ----------    ----------    ----------
          Total current        65,365        18,342       137,987
                           ==========    ==========    ==========
Deferred
     Federal                   12,672         3,465       (24,707)
     State                      4,291         2,642         2,729
                           ----------    ----------    ----------
          Total deferred       16,963         6,107       (21,978)
                           ==========    ==========    ==========
Total tax expense          $   82,328    $   24,449    $  116,009
                           ==========    ==========    ==========
Effective tax rate               38.6%        112.3%         43.5%

     Income tax provisions for the years ended December 31, 2002, 2001 and 2000 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

                                          2002         2001         2000
                                       ----------   ----------   ----------
Computed expected income tax expense   $   74,709   $    7,617   $   93,392
Amortization of goodwill                       --       11,145       11,314
State income taxes                          7,085        4,806       12,452
Other                                         534          881       (1,149)
                                       ----------   ----------   ----------
                                       $   82,328   $   24,449   $  116,009
                                       ==========   ==========   ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Significant components of Belo's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

                                                       2002       2001
                                                     --------   --------
Deferred tax liabilities:
    Excess tax depreciation and amortization         $465,935   $447,072
    Expenses deductible for tax purposes in a year
        different from the year accrued                 2,200      1,800
    Other                                               7,429     10,047
                                                     --------   --------
        Total deferred tax liabilities                475,564    458,919
                                                     ========   ========

Deferred tax assets:
    Deferred compensation and benefits                  8,132      9,659
    State taxes                                        10,328      9,022
    Minimum pension liability                          26,149         --
    Expenses deductible for tax purposes in a year
        different from the year accrued                25,662     28,509
    Other                                              10,203      9,793
                                                     --------   --------
        Total deferred tax assets                      80,474     56,983
                                                     --------   --------
             Net deferred tax liability              $395,090   $401,936
                                                     ========   ========

NOTE 7: EMPLOYEE RETIREMENT PLANS

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

     Under the Classic Plan, Belo matches a percentage of the employees' contribution but does not make the 2 percent contribution of the participant's compensation. Belo's contributions to its defined contribution plans totaled $12,851, $12,595 and $10,841 in 2002, 2001 and 2000, respectively.

     Belo's Pension Plan covers individuals who were employees prior to July 2000. The benefits are based on years of service and the average of the employee's five consecutive years of highest annual compensation earned during the most recently completed 10 years of employment. The funding policy is to contribute annually to the Pension Plan amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, but not in excess of the maximum tax deductible contribution. For ERISA funding purposes, the Company's required minimum contribution to its pension plan of $8,000 must be made by September 2004. The Company plans to make this contribution in the first quarter of 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table sets forth obligation and asset data for the Pension Plan as of December 31, 2002 and 2001:

                                               2002          2001
                                            ----------    ----------
Change in projected benefit obligation:
Benefit obligation as of January 1,         $  338,242    $  315,069
Actuarial losses                                36,557         2,644
Service cost                                     9,271         9,513
Interest cost                                   24,800        23,177
Benefits paid                                  (16,243)      (20,173)
Amendments                                          --         8,012
                                            ----------    ----------
Benefit obligation as of December 31,       $  392,627    $  338,242
                                            ----------    ----------

Change in plan assets:
Fair value of plan assets at January 1,     $  298,084    $  327,938
Actual return on plan assets                   (29,692)       (9,681)
Benefits paid                                  (16,243)      (20,173)
                                            ----------    ----------
Fair value of plan assets at December 31,   $  252,149    $  298,084
                                            ----------    ----------

Funded status                               $ (140,478)   $  (40,158)
Unrecognized net loss                          127,133        32,398
Unrecognized prior service cost                  8,739         9,354
                                            ----------    ----------
Prepaid/(accrued) pension cost              $   (4,606)   $    1,594
                                            ==========    ==========

     Amounts recognized in the balance sheet as of December 31, 2002 and 2001 consist of:

                                         2002        2001
                                       --------    --------
Accrued pension cost                   $(88,056)   $     --
Prepaid pension cost                         --       1,594
Intangible asset                          8,739          --
Accumulated other comprehensive loss     74,711          --
                                       --------    --------
Total                                  $ (4,606)   $  1,594
                                       ========    ========

     The net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 includes the following components:

                                                     2002        2001        2000
                                                   --------    --------    --------
Service cost - benefits earned during the period   $  9,271    $  9,513    $ 10,651
Interest cost on projected benefit obligation        24,800      23,177      22,095
Expected return on assets                           (28,476)    (32,228)    (30,365)
Amortization of unrecognized prior service cost         615         (11)       (220)
                                                   --------    --------    --------
Net periodic pension cost                          $  6,210    $    451    $  2,161
                                                   ========    ========    ========

     Assumptions used in accounting for the Pension Plan are as follows:

                                                    2002        2001        2000
                                                  --------    --------    --------
Discount rate in determining benefit obligation       6.75%       7.50%       7.50%
Expected long-term rate of return on assets           8.75%       9.75%       9.75%
Rate of increase in future compensation               4.80%       5.50%       5.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During 2002, the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate from 7.5 percent to 6.75 percent, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." This amount is reflected as a charge to other comprehensive income (loss) of $74,711 ($48,562 net of tax benefit) in 2002.

     Belo also sponsors non-qualified retirement plans for key employees. Expense for these plans recognized in 2002, 2001 and 2000 was $1,532, $1,301 and $1,026, respectively.

NOTE 8: LONG-TERM INCENTIVE PLAN

     Belo has a long-term incentive plan under which awards may be granted to employees and outside directors in the form of incentive stock options, non-qualified stock options, restricted shares or performance units, the values of which are based on Belo's long-term performance. In addition, options may be accompanied by stock appreciation rights and limited stock appreciation rights. Rights and limited rights may also be issued without accompanying options. Cash-based bonus awards are also available under the plan.

     The non-qualified options granted to employees and outside directors under Belo's long-term incentive plan become exercisable in cumulative installments over periods of one to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 2,475,700, 4,281,036 and 7,381,936 at December 31, 2002, 2001 and 2000, respectively.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123" and continues to apply APB Opinion No. 25 in accounting for its stock-based compensation plans. Because it is Belo's policy to grant stock options at the market price on the date of grant, the intrinsic value is zero, and therefore no compensation expense is recorded. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards.

     Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table:

                                           2002                       2001                       2000
                                 ------------------------   ------------------------   ------------------------
                                                Weighted                   Weighted                   Weighted
                                 Number of      Average     Number of      Average     Number of      Average
                                  Options        Price        Options       Price       Options        Price
                                 ----------    ----------   ----------    ----------   ----------    ----------
Outstanding at January 1,        17,030,467    $    18.34   14,711,695    $    18.19   12,012,995    $    18.35
     Granted                      2,076,906    $    21.73    3,410,370    $    17.90    3,489,745    $    17.28
     Exercised                   (2,011,440)   $    15.53     (782,128)   $    13.01     (354,813)   $    12.56
     Canceled                      (272,370)   $    20.34     (309,470)   $    19.63     (436,232)   $    19.92
                                 ----------                 ----------                 ----------
Outstanding at December 31,      16,823,563    $    19.06   17,030,467    $    18.34   14,711,695    $    18.19
Exercisable at December 31,      11,974,076                 10,768,216                  8,170,000
Weighted average fair value of
     options granted                           $     6.39                 $     6.01                 $     6.08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about non-qualified stock options outstanding at December 31, 2002:

                   Number of       Weighted Average   Weighted Average    Number of    Weighted Average
   Range of         Options           Remaining          Exercise          Options         Exercise
Exercise Prices   Outstanding        Life (years)          Price         Exercisable         Price
---------------   -----------      ----------------   ----------------   -----------   ----------------
    $10 - 13          410,816(a)                1.5             $12.69       410,816             $12.69

    $14 - 18        9,823,160(b)                7.0             $17.60     7,065,379             $17.57

    $19 - 21        4,815,497(c)                8.0             $20.09     2,946,097             $19.14

    $22 - 27        1,774,090(c)                4.5             $25.82     1,551,784             $26.25
                  -----------                                            -----------
    $10 - 27       16,823,563                   6.9             $19.06    11,974,076             $18.92
                  ===========                                            ===========

     (a)  Comprised of Series A Shares

     (b)  Comprised of Series B Shares, except for 115,000 Series A Shares

     (c)  Comprised of Series B Shares

     Pro forma information regarding net earnings (loss) and earnings (loss) per share has been determined as if Belo had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.22 percent, 4.75 percent and 5.61 percent, respectively; dividend yields of 1.38 percent, 1.68 percent and 1.62 percent, respectively; volatility factors of the expected market price of Belo's common stock of .324, .295 and ..288, respectively; and weighted average expected lives of the options of approximately 5, 7 and 7 years, respectively.

     See Note 1 for the pro forma effects on net earnings and net earnings per share of SFAS No. 123 for the years 2002, 2001 and 2000.

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

     Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.

     During 2000 and 2001, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. As of December 31, 2002, investments totaling $26,950 ($12,700 of which was invested in 2002) had been made related to the Time Warner partnerships, the majority of which was used to fund capital expenditures and operating costs. Belo expects additional investments of approximately $7,400 in the Time Warner partnerships during 2003 to fund additional capital expenditures and operating costs. The on-air dates of the news channels in Charlotte and Houston were June 14, 2002 and December 12, 2002, respectively. The projected on-air date of the news channel in San Antonio, Texas is April 2003.

     At December 31, 2002, commitments for the purchase of future broadcast rights are as follows:

                     Broadcast
                      Rights
                    Commitments
                    -----------
2003                $    61,009
2004                     54,534
2005                     40,845
2006                     20,864
2007                      6,949
2008 & beyond             9,656
                    -----------
Total commitments   $   193,857
                    ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Advance payments on plant and equipment expenditures at December 31, 2002 primarily relate to television broadcast equipment and newspaper production equipment. Required future payments for capital expenditure commitments for 2003, 2004, 2005, 2006 and 2007 are $11,445, $2,526, $2,171, $2,623 and $647,
respectively.

     Total lease expense for property and equipment was $8,751, $8,495 and $7,890 in 2002, 2001 and 2000, respectively. Future minimum rental payments for operating leases at December 31, 2002 are as follows:

                    Operating
                     Leases
                    ---------
2003                $   5,575
2004                    4,565
2005                    3,665
2006                    2,455
2007                    1,798
2008 & beyond           6,705
                    ---------
Total commitments   $  24,763
                    =========

NOTE 10: COMMON AND PREFERRED STOCK

     Belo has two series of common stock authorized, issued and outstanding, Series A and Series B, each with a par value of $1.67 per share. The total number of authorized shares of common stock is 450,000,000 shares. The Series A and Series B shares are identical except as noted herein. Series B shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders, while the Series A shares are entitled to one vote per share. Transferability of the Series B shares is limited to family members and affiliated entities of the holder. Series B shares are convertible at any time on a one-for-one basis into Series A shares but not vice versa. Shares of Belo's Series A Common Stock are traded on the New York Stock Exchange (NYSE symbol:
BLC). There is no established public trading market for shares of Series B Common Stock.

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

     In July 2000, Belo's Board of Directors authorized the repurchase of up to an additional 25,000,000 shares of common stock in addition to 2,759,044 shares that were available for repurchase under a previous authorization. As of December 31, 2002, the Company may purchase 17,432,919 shares under this authority. In addition, Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. No shares of stock were repurchased by the Company during 2002. During 2001 and 2000, Belo purchased 683,800 and 9,642,325 shares, respectively, of its Series A Common Stock at an aggregate cost of $12,621 and $171,712, respectively. All shares were retired in the year of purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OTHER INCOME AND EXPENSE

     During the second quarter of 2002, Belo recorded a credit of $4,787 ($2,446 net of taxes or 2 cents per share) related to the favorable resolution of certain contingencies associated with the Company's sales in the fourth quarter of 2000 of KOTV in Tulsa, Oklahoma, the Messenger-Inquirer in Owensboro, Kentucky, The Gleaner in Henderson, Kentucky and The Eagle in Bryan/College Station, Texas. Belo recorded a gain of $2,375 ($1,841 net of taxes or 2 cents per share) in the first quarter of 2002 on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center.

     In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During 2001 and 2000, Belo recorded write-offs of $28,785 ($18,529 net of taxes or 17 cents per share) and $28,500 ($18,331 net of taxes or 16 cents per share), respectively, related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary. At December 31, 2002 and 2001, the carrying value as adjusted by the write-offs approximated the fair value of these investments.

     During the fourth quarter of 2000, Belo recorded a gain of $18,953 ($12,190 net of taxes or 10 cents per share for the year) from a legal settlement.

NOTE 12: EARNINGS PER SHARE

     The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for each of the three years in the period ended December 31, 2002 (in thousands, except per share amounts):

                                                           2002       2001       2000
                                                         --------   --------   --------
Weighted average shares for basic earnings per share      111,870    109,816    116,754
Effect of employee stock options                            1,768        N/A        444
                                                         --------   --------   --------
Weighted average shares for diluted earnings per share    113,638    109,816    117,198

Options excluded due to exercise price in excess of
     average market price
          Number outstanding                                1,774        N/A     12,719
          Weighted average exercise price                $  25.82        N/A   $  19.11

     Common stock equivalents are excluded from the calculation of weighted average shares for diluted earnings per share when a net loss is reported for a period. The number of potentially dilutive shares excluded from the calculation of diluted earnings per share was 495 for the year ended December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: COMPREHENSIVE INCOME

     During 2002, the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate from 7.5 percent to 6.75 percent, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." This amount is reflected as a charge to other comprehensive income (loss) of $74,711 ($48,562 net of tax benefit) in 2002.

     For each of the three years in the period ended December 31, 2002, total comprehensive income (loss) was comprised as follows:

                                           2002          2001          2000
                                        ----------    ----------    ----------
Net earnings (loss)                     $  131,126    $   (2,686)   $  150,825
Other comprehensive income (loss):
    Minimum pension liability
      (net of tax benefit of $26,149)      (48,562)           --            --
                                        ----------    ----------    ----------
    Other comprehensive loss               (48,562)           --            --
                                        ----------    ----------    ----------
Comprehensive income (loss)             $   82,564    $   (2,686)   $  150,825
                                        ==========    ==========    ==========

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for each of the three years in the period ended December 31, 2002 is as follows:

                                                  2002       2001       2000
                                                --------   --------   --------
Supplemental cash flow information:

    Interest paid, net of amounts capitalized   $105,838   $113,674   $132,146
    Income taxes paid, net of refunds           $ 30,166   $ 87,928   $116,539

NOTE 15: INDUSTRY SEGMENT INFORMATION

     Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the television broadcasting industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas/Fort Worth, Houston, San Antonio and Austin, Texas; Seattle/Tacoma and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Hampton/Norfolk, Virginia; Louisville, Kentucky; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major newspaper publishing units are The Dallas Morning News, located in Dallas, Texas; The Providence Journal, located in Providence, Rhode Island; and The Press-Enterprise, located in Riverside, California. The Company also has newspaper operations in Denton, Texas. The operations of the Interactive Media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the Interactive Media segment result primarily from the sale of advertising on Belo operating unit Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the Other segment are generated primarily from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Selected segment data for the years ended December 31, 2002, 2001 and 2000 is as follows. Certain previously reported information has been reclassified to conform to the current year presentation.

                                      2002            2001            2000
                                  ------------    ------------    ------------
Net operating revenues
  Television Group(a)             $    657,525    $    597,869    $    692,826
  Newspaper Group(b)                   733,501         737,481         871,380
  Interactive Media                     19,472          13,065          10,319
  Other                                 17,266          16,163          14,287
                                  ------------    ------------    ------------
                                  $  1,427,764    $  1,364,578    $  1,588,812
                                  ------------    ------------    ------------
Earnings (loss) from operations
  Television Group(a)             $    234,429    $    126,011    $    190,406
  Newspaper Group(b)                   145,649         110,492         189,155
  Interactive Media                    (14,211)        (20,002)        (18,695)
  Other                                 (3,621)         (4,741)         (6,976)
  Corporate expenses(c)                (49,182)        (48,156)        (51,164)
                                  ------------    ------------    ------------
                                  $    313,064    $    163,604    $    302,726
                                  ------------    ------------    ------------
Depreciation and amortization
  Television Group                $     47,800    $    110,158    $    113,394
  Newspaper Group                       48,472          62,806          62,008
  Interactive Media                      3,473           3,072           1,796
  Other                                  2,373           2,786           3,407
  Corporate                              3,214           4,188           4,367
                                  ------------    ------------    ------------
                                  $    105,332    $    183,010    $    184,972
                                  ------------    ------------    ------------
Operating cash flow(d)
  Television Group                $    282,229    $    236,169    $    303,800
  Newspaper Group                      194,121         173,298         251,163
  Interactive Media                    (10,738)        (16,930)        (16,899)
  Other                                 (1,248)         (1,955)         (3,569)
  Corporate                            (45,968)        (43,968)        (46,797)
                                  ------------    ------------    ------------
                                  $    418,396    $    346,614    $    487,698
                                  ------------    ------------    ------------
Identifiable assets
  Television Group                $  2,522,729    $  2,513,461    $  2,600,860
  Newspaper Group                      911,046         953,910       1,027,320
  Interactive Media                     20,738          20,207          48,350
  Other                                 48,748          25,838          21,531
  Corporate                            111,317         158,809         195,199
                                  ------------    ------------    ------------
                                  $  3,614,578    $  3,672,225    $  3,893,260
                                  ------------    ------------    ------------
Capital expenditures
  Television Group                $     26,486    $     30,362    $     41,528
  Newspaper Group                       22,488          24,950          44,490
  Interactive Media                      2,945           2,928          12,007
  Other                                    597             898           1,215
  Corporate                              7,609           3,317           5,187
                                  ------------    ------------    ------------
                                  $     60,125    $     62,455    $    104,427
                                  ------------    ------------    ------------

     (a)  Television Group results include KOTV through December 2000.

     (b) Newspaper Group results include results for The Gleaner through October 2000, The Eagle through November 2000 and the
          Messenger-Inquirer through December 2000.

     (c) Corporate expenses in 2002 include a credit of $1,969 related to the curtailment of the Company's post-retirement medical program. Corporate expenses in 2001 include approximately $4,466 for early retirement costs and corporate staff reductions. Corporate expenses in 2000 include approximately $3,795 for early retirement costs.

     (d) Operating cash flow is defined as segment earnings from operations (including Corporate expenses) plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative for measures of performance prepared in accordance with generally accepted accounting principles. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: QUARTERLY RESULTS OF OPERATIONS (unaudited)

     Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001. Certain previously reported information has been reclassified to conform to the current year presentation.

                                       1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                       -----------    -----------    -----------    -----------
2002
Net operating revenues
     Television Group                  $   140,611    $   171,087    $   158,714    $   187,113
     Newspaper Group                       171,459        185,734        179,482        196,826
     Interactive Media                       3,994          4,847          5,009          5,622
     Other                                   3,793          4,571          4,403          4,499
                                       -----------    -----------    -----------    -----------
                                       $   319,857    $   366,239    $   347,608    $   394,060
                                       -----------    -----------    -----------    -----------
Earnings (loss) from operations
     Television Group                  $    39,878    $    65,783    $    53,518    $    75,369
     Newspaper Group                        29,592         41,026         34,990         40,041
     Interactive Media                      (3,808)        (3,440)        (3,744)        (3,219)
     Other                                  (1,241)          (867)          (559)          (954)
     Corporate expenses(a)                 (11,418)       (12,786)       (12,814)       (12,283)
                                       -----------    -----------    -----------    -----------
                                       $    53,003    $    89,716    $    71,391    $    98,954
                                       -----------    -----------    -----------    -----------
Net earnings(b)                        $    16,764    $    40,517    $    27,991    $    45,854
                                       -----------    -----------    -----------    -----------
Basic earnings per share(b)            $       .15    $       .36    $       .25    $       .41
Diluted earnings per share(b)          $       .15    $       .36    $       .25    $       .40

2001
Net operating revenues
     Television Group                  $   143,431    $   164,663    $   133,998    $   155,777
     Newspaper Group                       181,313        189,650        181,066        185,452
     Interactive Media                       2,898          3,369          3,449          3,349
     Other                                   3,905          4,166          3,972          4,120
                                       -----------    -----------    -----------    -----------
                                       $   331,547    $   361,848    $   322,485    $   348,698
                                       -----------    -----------    -----------    -----------
Earnings (loss) from operations
     Television Group(c)               $    25,846    $    46,174    $    18,068    $    35,923
     Newspaper Group(d)                     24,017         33,644         26,529         26,302
     Interactive Media                      (5,186)        (5,869)        (4,890)        (4,057)
     Other                                  (1,172)        (1,008)        (1,226)        (1,335)
     Corporate expenses(e)                 (11,669)       (15,797)       (10,077)       (10,613)
                                       -----------    -----------    -----------    -----------
                                       $    31,836    $    57,144    $    28,404    $    46,220
                                       -----------    -----------    -----------    -----------
Net earnings (loss)(f)                 $       623    $      (315)   $      (518)   $    (2,476)
                                       -----------    -----------    -----------    -----------
Basic earnings (loss) per share(f)     $       .01    $       .00    $       .00    $      (.02)
Diluted earnings (loss) per share(f)   $       .01    $       .00    $       .00    $      (.02)

(a) Corporate expenses in the fourth quarter of 2002 include a credit of $1,969 related to the curtailment of the Company's post-retirement medical program.

(b) Net earnings and earnings per share in the first quarter of 2002 include a $1,841 (2 cents per share) gain on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center. Net earnings and earnings per share in the second quarter of 2002 include a $2,446 (2 cents per share) credit related to the favorable resolution of certain contingencies from properties sold in the fourth quarter of 2000.

(c) Television Group expenses in the fourth quarter of 2001 include $897 related to a Company-wide reduction in force.

(d) Newspaper Group expenses in the fourth quarter of 2001 include $2,261 related to a Company-wide reduction in force and a voluntary early retirement program at The Providence Journal.

(e) Corporate expenses in the second quarter of 2001 include approximately $4,461 related to early retirement costs and corporate staff reductions.

(f) Net earnings (loss) and earnings (loss) per share in the second quarter of 2001 include a $12,565 (11 cents per share) charge for the write-down of investments in Internet-related companies.

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

Management maintains a system of internal accounting and disclosure controls that is designed to provide reasonable assurance of the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. This system of internal accounting and disclosure controls provides for appropriate division of responsibility. Policies and procedures, as they relate to internal accounting and disclosure controls, are updated as necessary and communicated to those employees having a significant role in the financial reporting process. Management continually monitors the system of internal accounting and disclosure controls for compliance.

Management believes that as of December 31, 2002, Belo's system of internal accounting and disclosure controls is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal accounting and disclosure controls can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal accounting and disclosure controls should not exceed the value of the benefits derived.

Finally, Management recognizes its responsibility for fostering a strong ethical climate within Belo according to the highest standards of personal and professional conduct, and this responsibility is delineated in Belo's written code of business conduct and ethics. This code of business conduct and ethics addresses, among other things, the necessity for honest and ethical conduct; avoidance of potential conflicts of interest; full, fair, accurate, timely and understandable disclosure in public reports, documents and other communications; compliance with all applicable laws and regulations; prompt internal reporting of code violations and accountability for adherence to the code; and the confidentiality of proprietary information.


/s/ Robert W. Decherd
-----------------------------
Robert W. Decherd
Chairman of the Board, President & Chief Executive Officer


/s/ Dunia A. Shive
-----------------------------
Dunia A. Shive
Executive Vice President/Chief Financial Officer